Exhibit 99.3

2007
07	ANNUAL
REPORT

generating
value...

KINROSS

...the Kinross Way

The growth of Kinross as a major gold producer advanced on many fronts during 2007, buoyed by rising gold prices and strong performance across our worldwide operations. We further focused our strategy for delivering disciplined growth, integrating the Bema acquisition and completing an asset swap with Goldcorp, while advancing our large-scale growth projects in Brazil, Russia and the United States. Our progress during the year reflects the four values that anchor Kinross to our core purpose of continuously generating value for all our stakeholders – the people who entrust us with their capital, livelihoods, communities and environments. These values – a key part of what we call “The Kinross Way” – speak to both opportunities and the responsibilities of leadership as a global mining company in the 21st century. The way forward for Kinross is to build on our achievements in 2007 as a foundation for continued growth and profitability in the future.

company profile

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and approximately 5,000 employees worldwide. Kinross is listed on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC). Kinross is focused on the strategic objective of maximizing net asset value and cash flow per share through its Four-Point Plan.

Map of Operations and Growth Projects (As of December 31, 2007)

2007 production figures indicate Kinross’ share of total production. La Coipa production reflects Kinross’ 50% share from January 1, 2007 to December 21, 2007, and 100% share from December 22, 2007 to the end of 2007. Maricunga production reflects Kinross’ 50% share from January to March 2007 and 100% share from March 2007 to year-end. Julietta production is for March 2007 to year-end. Porcupine Joint Venture and Musselwhite are not shown as Kinross divested its interest in both assets as part of the Goldcorp asset swap transaction prior to year-end.

CONTENTS
02	An Interview with Tye Burt
06	Progress Report: Generating Value
11	Growth Projects and Exploration
12	Growth Projects Overview
14	2007 Exploration Overview
15	Corporate Responsibility
16	Corporate Governance and Board of Directors
18	Financial Review
IBC	Corporate Information

2007 Corporate Responsibility Report

2007 marks the first year that Kinross has produced a company-wide corporate responsibility report. The report documents our social, environmental and economic performance in the communities where we have mining operations and development projects worldwide. To download a copy of the report, available May 2008, please go to www.kinross.com or contact our corporate office.

Go to www.kinross.com for additional information where this icon is found.

the Kinross Way

As one of the world’s largest gold producers, our direction is guided by a statement of beliefs called The Kinross Way. It defines:

Our Core Purpose

•  To lead the world in generating value through mining

Our Values

•  Putting people first

•  Outstanding corporate citizenship

•  High performance culture

•  Rigorous financial discipline

Our Four-Point Plan

1. Deliver asset performance – continuing to be a world-class operator

2. Focus on best talent, best teams – attracting, retaining and developing the best people

3. Establish building blocks for the future – strengthening our global organization

4. Drive future value – focusing on profitable growth opportunities financial highlights

2007 was a milestone year for Kinross. We achieved record revenue of $1.1 billion, an increase of 21% over 2006. We produced a total of 1.6 million gold equivalent ounces, an 8% increase from the previous year. Cash flow from operating activities for the year was $341 million as we benefitted from higher gold prices and increased production. Kinross finished the year with the strongest balance sheet in its history, with a cash and cash-equivalent position of $551 million.

All figures in this report are cited in U.S. dollars unless otherwise stated.

	07	06	05

Financial
Revenue	$1,093.0	$905.6	$725.5
Cash flow from operating activities	$341.2	$292.0	$133.7
Net earnings (loss)	$334.0	$165.8	$(216.0)
Earnings per share (loss)
Basic	$0.60	$0.47	$(0.63)
Diluted	$0.59	$0.47	$(0.63)
Capital Expenditures	$601.1	$202.9	$142.4

Operating
Gold equivalent ounces – produced	1,589,321	1,476,329	1,608,805
Gold equivalent ounces – sold	1,575,940	1,510,836	1,627,675
Average realized gold price per ounce	$697	$598	$445
Cost of sales per ounce sold	$368	$319	$275
Proven and Probable Gold Reserves (millions of ounces)	46.6	27.9	24.7

*Assumes any dividends paid are reinvested into underlying security.

TYE W. BURT

President and Chief Executive Officer

An interview with Tye Burt,
President and Chief Executive Officer

• We had a very strong year. We achieved targeted production levels along with excellent safety performance. Total production for the year increased by 8% and, combined with robust gold prices, annual revenue increased by 21% to a record $1.1 billion. We closed and integrated the Bema acquisition and executed a major asset swap with Goldcorp. We increased our proven and probable gold reserves by 67% to 47 million ounces by year-end.

What were the key achievements in 2007?

• Kinross had earnings of $334 million and cash flow from operations of $341 million, both records. We completed the Bema acquisition and an asset swap with Goldcorp, which brought greater ownership and operating control of our portfolio, brought in $204 million in cash, and added new projects to the pipeline, including Kupol in the Russian Federation and Cerro Casale in Chile. We made excellent progress on what we believe is the best growth story in the industry today, advancing our three development projects toward start-up in 2008. And we strengthened the Kinross team by recruiting some very impressive new talent. Financially, it certainly helped that we had a rising gold price that stayed strong throughout the year. When you look at our balance sheet today and our continuing ability to generate strong margins and cash flow, I believe Kinross is extremely well positioned for the future.

In addition to higher gold prices, what has contributed to Kinross’ strong performance?

• As we’ve been saying consistently to our investors, we are taking a disciplined approach in driving growth through our Four-Point Plan launched in 2005. Traditionally, the gold industry has tended to take the view that “bigger is better.” Our philosophy is different. Rather than pursuing growth for its own sake, we are focusing on growth that maximizes margins and cash flow per share. And investors have taken note. For the second consecutive year, we outperformed our peers, and the gold price, in total returns to investors.

Could you walk us through 2007 from the perspective of the Four-Point Plan?

• The first point: delivering performance from our core operations, the goal being to optimize production and deliver strong cash flow while running a safe, efficient and environmentally responsible business. We produced about 1.6 million ounces of gold equivalent in 2007. Following the major upgrades in our asset base last year, we now control operations at eight mines and have reduced our joint ventures as a non-operating partner from five to one. We worked hard to manage the challenge of industry-wide cost pressures, with initiatives to maximize efficiencies, reduce energy consumption, and extend mine life. Our cash costs per ounce rose 15% compared to 2006; however, this was better than the industry average. Our cost profile will improve as our new projects begin production. On the safety front, our injury frequency rate was about one-half the industry average, and we are determined to do even better as we focus on achieving an injury-free workplace. All in all, it was a great year and our team did an exceptional job.

The second point: our people strategy. We continue to attract and hire exceptionally bright people in a tight market for industry talent. We believe strongly in adding value to the business by investing in our people through training and development. Today, we have innovative human resources programs and policies in place to take Kinross forward. I believe we have one of the best management and operating teams in the industry with a dynamic blend of youth, experience and ambition.

The third point: improving systems and processes, including our financial reporting and IT capabilities, and a streamlined regional structure across our global organization. Our work was cut out for us this past year as we brought Bema into the fold, took on the management of new mines, and broadened our geographic range.

The fourth point: driving future value through growth. Our performance here was excellent in 2007, as we moved the three development projects toward completion. These projects – the Paracatu expansion in Brazil, the Kupol project in Russia and Kettle River-Buckhorn in the United States – are all on target for commissioning in 2008. Together, we expect they will boost our gold equivalent production to about 1.9 to 2.0 million ounces in 2008, and 2.5 to 2.6 million ounces by 2009, an increase of approximately 60% over 2007. I’m also pleased that we’ve become more inventive – prudently so – in launching new exploration and greenfield investment strategies to seed our longer-term success.

What sets Kinross apart today, as an investment proposition in the gold industry or in the mining sector generally?

• First, we work hard to make our strategy clear and transparent to investors. Second, we focus on delivering on our commitments. And third, we bring discipline to our decision-making process. In evaluating investment opportunities the key criteria are whether they improve margins and cash flow per share.

In short, I’d argue that Kinross offers a unique investment proposition in the gold industry. We’ve had significant gold reserve growth in the past few years and we’re on track to increase production at an accelerated rate compared to our peers. The three new development projects will reduce the cost profile of our portfolio. We are constructing some of the best new gold mines in the world in terms of grade quality and cost effectiveness. Increasing production and reducing costs accelerates our drive toward better margin performance and higher cash flow. Since 2002, while gold prices have increased by about 120%, our margins have improved by over 200%.

How does exploration fit into your value-generation strategies?

• We’re not obsessed with finding or acquiring new ounces at any cost. We want new ounces with good margins. That’s a tougher task. The new mines we have coming on line in 2008 meet that objective. In Chile, for the longer term, we also have a 49% interest in the Cerro Casale project, a massive gold-copper project where, in the right circumstances, we can substantially increase production and improve margins and cash flow. In Barrick Gold Corporation, we now have a partner with the resources and expertise to help make Cerro Casale a reality, should we decide to proceed.

The challenge with exploration is that it’s never a sure bet. We are using a disciplined portfolio methodology for early-stage exploration or greenfield funding. This involves making a series of smaller bets – rational bets – that can be increased when the risk profile improves and a particular deposit begins to look economically feasible.

For example, I see us doing more of the kind of partnering we did in 2007 in our option agreement with Linear Gold at the Ixhuatan project, in Mexico’s Chiapas region. Here, we are working closely with a junior Canadian mining company in a high-potential mining region, bringing the benefits of our management and technical expertise to an exploration program where, if warranted by the drill results, we have the option to take our interest to 70%. This is indicative of the kind of approach we will take in exploration.

The Kinross Difference

“Increasing production and reducing costs accelerates our drive toward better margin performance and higher cash flow.”

“Our goal is to be an outstanding corporate citizen, and to be viewed as such by our stakeholders, whose lives and communities we affect.”

What would you rank as the number one area of interest among your shareholders?

• Our investors are very focused on our three growth projects scheduled for start-up in 2008. The Kupol project in Russia is moving ahead as planned, and our share of production is expected to be over 400,000 ounces per year on average during the early years. This is a very high-grade ore body, with a cost of sales expected to be in the lowest quartile of the industry. Kinross has 14 years’ experience in Russia, and we have a solid relationship with the government, which sees us bringing much-needed investment and new economic opportunity to an undeveloped region of the country.

Beyond growth projects, I’d say investors are looking for geographic balance. Our view is that Kinross operates a portfolio of mines in four of the most mining-friendly jurisdictions in the world. In Chile and Brazil, where we have approximately 80% of our reserves, we are operating in the two best mining countries in South America. In the United States, it may be relatively more difficult to obtain permits, but it is a mature environment with a long mining history, and we understand it well. Russia is a great developing region, and mining is part of its heritage and its future. Managing a portfolio of mines is about maintaining balance and I’d say we’re very comfortable with our geographic balance.

What are you doing to manage the cost pressures that all producers face?

• At all our operations, we remain vigilant on costs and are looking continually for ways to improve efficiency, reduce energy consumption, and increase productivity. Like everyone else in our industry, we’re not immune to cost pressures on the input side, notably energy. We were also affected by exchange rates in 2007. A weak U.S. dollar is helping to strengthen gold prices, but it also means a stronger Canadian dollar, Brazilian real and Chilean peso, thereby increasing our costs. Our asset swap with Goldcorp, which closed near the end of 2007, improved our cost profile by removing two of the highest-cost mines from our portfolio, while significantly reducing our exposure to the Canadian dollar. Looking forward, as our growth projects become low-cost operating mines, our overall cost profile will also improve.

In the meantime, we continue to look for opportunities to hedge our input costs and currency exposure to manage the volatility in financial and commodity markets.

This is the first year that Kinross will publish a company-wide corporate responsibility report. What does this signify?

• With our large mineral endowment comes a major responsibility. At Kinross, corporate responsibility is a pervasive philosophy and a mode of behaviour, based on uncompromising standards for safety and environmental management, along with maintaining mutually beneficial relationships with the communities in which we operate. It embraces everything we do that gives us a social license to operate: business ethics, employment practices, community development, stakeholder relations, human rights, corporate governance.

Our report will document how Kinross is meeting – or is making progress toward – our high standards of corporate responsibility across a comprehensive field of indicators. We’ve been doing a lot of good work across our company. We also realize that there is plenty of room for improvement.

How do you define improvement?

• Our goal is to be an outstanding corporate citizen, and to be viewed as such by our stakeholders, whose lives and communities we affect. Corporate responsibility is integral to our business strategy. It must guide our operating policies and practices, our reward and recognition programs, and everything else in our culture that shapes attitudes and determines actions. That is why, in 2007, we articulated ten corporate responsibility principles to provide a common language to guide our work.

In the past year, the company has also developed what might be called a corporate belief system, “The Kinross Way.”

The Kinross Way embodies a kind of corporate code that defines the way we think, operate and behave, and how we differentiate ourselves as a company. Kinross has an opportunity today to be a global leader in mining, not just measured in the traditionally important metrics of production or reserve levels. Achieving leadership must also take into consideration that we operate in different cultures with an employee base speaking many different languages. To pull everyone together toward common goals – that’s a big job.

Is that where the idea of shared corporate values comes in?

• Values can be unifying for a company and its workforce if they guide strategy and operations in the most practical, day-to-day terms; otherwise they’re just words. We have articulated four specific values. Number one, Kinross puts its people first, beginning with safety, and also by helping our people be the best they can be and respecting who they are and their goals. Putting people first also shapes our other values.

What are the other three values?

• Number two, we value being an outstanding corporate citizen – which, in our industry, dovetails with environmental performance and issues around community development and sustainability. But, unless a company is actually good at what it does, and effective at making money, it won’t stay in business long. So, number three, we value the need for Kinross employees to contribute their best efforts in creating a high performance work culture. And, number four, we want our investors to know that we value rigorous financial discipline and take seriously the responsibility of delivering on our financial, operational and environmental targets.

Speaking of targets, what are your priorities for 2008?

• 2008 will be a year of major transformation as we bring our new projects onstream as operating mines, and we are firmly focused on that important goal. In addition, we intend to build on our 2007 momentum through our Four-Point Plan: delivering solid performance from our operations; continuing to hire, develop and reward the best people; strengthening the building blocks of our global organization; and driving future value by continuing to focus on profitable opportunities for growth. In 2008, we will look to add more early-stage projects in our core geographic regions, whether through directly funded exploration, partnering initiatives or possibly acquisitions.

How do you see gold markets shaping up for the year?

• We are cautiously optimistic that gold markets will remain strong in 2008, given the constrained supply and continuing strong demand in developing markets like India, the Middle East, China and Russia. No question, in uncertain or turbulent economic times, gold retains its traditional appeal for many investors.

What’s the key to success in 2008?

• As it always is: our people. We are committed to generating value for our shareholders and it is our people who make that happen. Our people delivered in 2007. And I am confident we will deliver again in 2008.

“...we want our investors to know that we value rigorous financial discipline and take seriously the responsibility of delivering on our financial, operational and environmental targets.”

Progress report: generating value

In terms of generating value, 2007 was an outstanding year for Kinross and our shareholders. For the second consecutive year, we outperformed our peers, with a share price appreciation of 55%.

Fast Facts

0.64

lost-time injury frequency rate

1.6 million

gold equivalent ounces produced

21%

growth in revenue

$341.2 million

cash flow from operating activities

$368

cost of sales per gold equivalent ounce

Kinross’ strategic focus is to deliver disciplined growth that increases margins and cash flow per share. With a growing reserve base, production that is expected to increase 60% over 2007 levels by 2009, and cash costs that are expected to decline as our new growth projects come into production, Kinross is uniquely positioned among major gold producers to continue generating superior value for shareholders.

As always, we will work to realize our core purpose – to lead the world in generating value through mining – by executing against our Four-Point Plan: delivering solid performance from our assets; focusing on best talent and best teams; establishing the building blocks for the future; and driving future value.

In this section, we provide an update on our progress in executing our 2007 Four-Point Plan, which is summarized below.

2007 Four-Point Plan

		2 Focus on		3 Establish
1 Deliver asset		best talent,		building blocks		4 Drive future
performance		best teams		for the future		value

^	Industry-leading in EH&S	•	Attract and retain the best	•	Enhance financial and management systems	•	Optimize Bema assets

•	Achieve production and performance targets	•	Develop leadership bench-strength	^	Leverage regional business strategy	•	Add district exploration project

•	Deliver more shareholder value through continuous improvement	•	Drive performance management	•	Manage reputation and license to operate	•	Further optimize portfolio

•	Deliver on construction and development projects	•	Advance continuous learning culture	•	Implement “The Kinross Way”	^	Capitalize on new market opportunities

•	Maintain spending discipline at all levels	•	Foster and reward high-performance team culture	•	Enhance governance practices	•	Pursue “apple seed” plan and initiatives

•	Integrate Bema acquisition	•	Optimize regional team structures	•	Distinguish Kinross brand	•	Foster and reward innovation

•    achieved          ^    in progress

In 2007, Kinross delivered strong results at our operations while never losing focus on the key objectives of employee health and safety.

Deliver Asset Performance

Our first priority is to operate responsibly. We do everything in our power to ensure that our employees return home safely every day and that we minimize our impact on the environment and our neighbours.

Our approach to safety is based on engineering our mines to be inherently safe; on sound safety management systems, including our company-wide Environment, Health and Safety Management System; and on innovative, ongoing safety training programs to help keep safety top-of-mind for everyone. This approach has been largely successful. For example, our Kettle River operation received a United States Mine Safety and Health Administration National “Sentinels of Safety” award – the highest safety honour in the United States mining industry – for the second consecutive year.

We had a strong year in terms of delivering business results. In 2007, we produced approximately 1.6 million gold equivalent ounces, an increase of 8% over 2006. Much of that increase was attributable to new production from the Bema acquisition, which included an additional 50% interest in the Maricunga mine in Chile, as well as the Julietta operation in the Russian Federation. Our 2007 revenue reached $1.1 billion, an increase of 21% over 2006, as Kinross realized an average gold price of $697 per ounce, an increase from $598 per ounce the previous year. Net earnings for 2007, which included a one-time gain as a result of the asset swap with Goldcorp, were $334.0 million, compared to earnings of $165.8 million in 2006, and cash flow from operations was $341.2 million, compared to $292.0 million in 2006.

“Kinross is a highly focused company, with a strong tradition of mining safely, responsibly and efficiently. We are building on this sound base at both our existing operations and our expansion projects, with a relentless focus on safety, environmental responsibility, development of people, operational excellence, continuous improvement and cost control.”

TIM BAKER

Executive Vice-President and Chief Operating Officer

“Kinross is a dynamic, youthful company with an entrepreneurial culture. Our people – their talents, skills, motivation and leadership qualities – are critical to our future growth and success.”

LISA ZANGARI

Senior Vice-President, Human Resources

Fast Facts

6,292

employees/contractors

50%

of Kinross employees are under 40

6.6%

voluntary turnover rate

90

new grad hires

Our cost of sales in 2007 was $368 per ounce, an increase from $319 per ounce in 2006, in a year when the price of energy and other consumables rose dramatically for all producers. We expect our cost of sales to decrease progressively in the second half of 2008 as our three new low-cost projects are commissioned and come into production. In 2009, we expect to realize the benefit of this new low-cost production on our cash costs for the full year.

Environmental performance remained a key priority in 2007. We employ a company-wide environmental management system based on the ISO 14001 standard that audits our performance against 89 metrics. In areas such as air and water quality management, reclamation and exploring the use of alternative energy to reduce greenhouse gas emissions, we continued to make progress. We remain firmly committed to minimizing our environmental impact wherever we work, in line with our core value of outstanding corporate citizenship.

Focus on Best Talent, Best Teams

In 2007, we focused our human resources strategy on three challenges:

•  attracting, developing and retaining the best people;

•  cultivating a new generation of leadership; and

•  evolving our culture to support our growth targets.

Talent attraction and retention was a critical priority for Kinross last year. At a time when there’s a relative scarcity of technical, mining and engineering talent, we were successful in 2007 in deepening our bench-strength across the Company. This involved launching a range of new attraction and selection initiatives, premised on offering competitive, best-in-class rewards, a challenging and engaging work environment, and opportunities for professional and leadership development.

To deepen our leadership potential and strengthen the Kinross team for the long-term, we improved upon initiatives aimed at providing rigorous performance feedback, career development opportunities, international service experience and supervisory and managerial training opportunities. We introduced our innovative “Gold Rush” and “Generation Gold” programs targeted at university students and graduates. We now offer high-potential graduates a four-year employment commitment at the start of their careers. The program features international postings, diverse assignment rotations and mentoring in preparation for more senior roles at Kinross.

Additionally, a variety of initiatives were developed and implemented to instill discipline in our approach toward:

•  aligning our culture to the principles of continuous improvement and innovation;

•  fostering, promoting and rewarding high performance behaviour; and

•  optimizing the effectiveness of our regional operating structure.

In 2007, we also conducted our second company-wide employee survey, an important step in our drive to make employee satisfaction a central focus by better understanding the motivations of our employees. Overall, it helped confirm that Kinross’ employees are proud to be part of our organization, willing to go the extra mile in contributing to our success, and committed to improving their individual and collective performance.

“Kinross has the financial strength to fund our project pipeline and to grow our business profitably. We have a strong balance sheet, substantial liquidity, and our increasing production coupled with decreasing unit costs will drive cash flow growth. It’s a powerful combination for success.”

THOM BOEHLERT

Executive Vice-President and Chief Financial Officer

“We have made significant strides to enhance our existing policies, internal controls and disclosure procedures to reflect best practices and demonstrate our commitment to effective corporate governance.”

GEOFF GOLD

Executive Vice-President and Chief Legal Officer

Establish Building Blocks for the Future

In 2007, we continued to strengthen our systems, management structures, processes and capabilities to unify our organization and to differentiate the Company. We are upgrading our enterprise-wide financial management and reporting capabilities, a considerable task in view of the need to integrate new mines into Kinross following the Bema Gold acquisition. Importantly, we created and deployed a more systematic process for identifying, ranking and analyzing risks to our business and proactively working to reduce those risks.

To unify and motivate our people to work toward common goals, we developed “The Kinross Way,” a statement of our beliefs and values as a Company. We believe in a progressive, comprehensive approach to corporate responsibility, and this year we launched ten guiding principles for corporate responsibility, available on our web site. As well, we are producing our first corporate-wide responsibility report (to be released in May 2008) that documents the economic, social, environmental and, ultimately, the human impact of our business in communities where we operate.

We are also building our financial strength to fund our growth. In January 2008, Kinross successfully completed a $460-million offering of 1.75% convertible senior notes due March 15, 2028, realizing net proceeds of $449.9 million. We are using a portion of the expected net proceeds of the offering to repay debt under our secured term loan facility, and the balance to fund capital expenditures and for general corporate purposes.

In addition to our growth projects at Paracatu, Kupol and Kettle River-Buckhorn, we are investing to extend the life of our existing mines, including a pit expansion at our Round Mountain operation in Nevada (shown above) and a new heap leach and pit expansion project at the Fort Knox mine in Alaska.

Fast Facts

> 25

mine and non-mine site exploration projects underway

$38.1 million
spending on exploration

46.6 million
ounces of gold reserves

8%

increase in production

“We’ve adapted our exploration model to allow for increased greenfield activity and an expanded network of partnerships with junior companies and proven mine finders.”

HUGH AGRO

Executive Vice-President, Strategic Development

As a result of the asset swap transaction with Goldcorp, Kinross acquired Goldcorp’s 50% ownership position in Compania Minera Mantos de Oro (MDO) and became the 100% owner and operator of the La Coipa mine in northern Chile (shown above). The acquisition strengthens Kinross’ position in the Maricunga district, where we already operate the Maricunga mine.

Drive Future Value

Our story of disciplined growth is a key part of what sets Kinross apart from other major gold producers. In 2007, we significantly advanced our three low-cost growth projects, streamlined our asset portfolio and improved our future prospects through a more targeted exploration strategy.

Our 2007 capital expenditure program was targeted principally at our major growth projects, with $225 million directed at the Paracatu expansion, $192 million at Kupol and $43 million at Buckhorn. In early 2008, we announced a $270-million heap leach and pit expansion project at the Fort Knox mine, which is expected to extend the life of the mine by five years and double life-of-mine production to 2.9 million ounces.

In December 2007, we completed an asset swap transaction with Goldcorp, further to which Kinross sold its 31.9% interest in the Musselwhite mine and its 49% interest in the Porcupine mine. In exchange, we increased our ownership of the La Coipa mine in northern Chile to 100%, strengthening our presence in Chile, further increasing control of our mining operations, and adding $204 million in cash to our balance sheet.

In 2007, our gold reserves increased by 67% to 46.6 million ounces, due to the Bema transaction and ongoing exploration initiatives. We also evolved our exploration strategy to focus more on prospecting and greenfield projects while building reserves at existing properties, where feasible, including those at or near our key mining operations. At year-end, we had over 25 exploration projects underway in our core mining regions. Among these projects is an option agreement with Linear Gold, completed in 2007, to fund a $15-million drilling program in the Chiapas region of Mexico. In exchange for this investment, Kinross has the right to buy a 70% interest in this Canadian junior mining company.

Growth projects and exploration

In 2008, we expect to bring all three of our new low-cost development projects into production on schedule, increasing our gold equivalent production by 20% in 2008 and setting the stage for expected production of 2.5 to 2.6 million ounces in 2009, a 60% increase in production over 2007.

Focused Portfolio and Exploration Strategy

Proven and Probable Gold Reserves by Country

Kinross’ reserves are located in four countries with rich mining histories and high potential exploration districts. All are areas where Kinross has had many years of operating experience.

Growth projects overview

Paracatu

Expanding a proven reserve

Located near the town of Paracatu, in the state of Minas Gerais, Brazil, the Paracatu mine is a large-tonnage open pit operation that began production in 1987. An aggressive drilling campaign in 2005 resulted in an 80% increase in reserves, providing the impetus for a major growth project to expand the operation to improve net asset value. Paracatu is a large, consistent, long-life ore body that is expected to continue to deliver returns on our investment over a remarkably long period, with a mine life projected to extend to 2040.

The mine expansion is targeted to begin commissioning in July 2008. At full capacity, production at Paracatu is expected to increase three-fold from current levels.

Kupol

High-grade, low-cost growth

Through the Bema acquisition completed in February 2007, Kinross acquired a 75% interest in the Kupol project, a high-grade gold and silver vein located in the Chukotka region of far eastern Russia. The remaining 25% interest is held by the regional Chukotka government. The project is targeted to begin commissioning in May 2008. The milling rate is expected to reach approximately 3,000 tonnes per day by the completion of commissioning.

Buckhorn

New life at Kettle River

Kinross acquired the Buckhorn property in north-central Washington State through the acquisition of Crown Resources in 2006. Construction of the new underground mine at Buckhorn mountain, located 76 kilometres from our Kettle River mill, began in September 2006. The project is targeted to commence gold production in October 2008. All ore processing will occur at the existing Kettle River mill.

Fort Knox

Extending mine life

As announced in early 2008, Kinross is undertaking construction of a heap leach facility and expansion of the open pit mine known as the Phase 7 expansion at the Fort Knox mine in Alaska. The Fort Knox project adds reserves and is expected to extend the life of the mine by five years, doubling life-of-mine production, and reducing the average cost of sales per ounce.

The heap leach project is expected to begin production at the end of 2009 and Phase 7 will begin to contribute production in 2010. The project will increase Fort Knox production to an average of 370,000 gold ounces per year during the five years commencing in 2010.

“Paracatu is a large, consistent, long-life ore body that is expected to continue to deliver returns on our investment over a remarkably long period....”

Location	Minas Gerais, Brazil
Ownership	100%
Mining	Open pit
Processing	Milling, Flotation, CIL, gravity
Projected 2008 Gold Equivalent Production*	305,000 to 335,000 ounces
Proven and Probable Reserves – Gold	18.01 million ounces
Proven and Probable Reserve Grade – Gold	0.39 grams/tonne

“The Kupol project is a high-grade gold and silver vein located in the Chukotka region of far eastern Russia.”

Location	Chukotka region, Russian Federation
Ownership	75% (less one share)
Mining	Open pit/underground
Processing	Milling, Merrill-Crowe, gravity
Projected 2008 Gold Equivalent Production*	365,000 to 390,000 ounces**
Proven and Probable Reserves – Gold	3.28 million ounces
Proven and Probable Reserves – Silver	39.57 million ounces
Proven and Probable Reserve Grade – Gold	14.95 grams/tonne
Proven and Probable Reserve Grade – Silver	180 grams/tonne

“The project is targeted to commence gold production in October 2008. All ore processing will occur at the existing Kettle River mill.”

Location	Washington State, USA
Ownership	100%
Mining	Underground
Processing	Milling, Flotation, CIP
Projected 2008 Gold Equivalent Production*	25,000 to 30,000 ounces
Proven and Probable Reserves – Gold	990,000 ounces
Proven and Probable Reserve Grade – Gold	15.46 grams/tonne

“The Fort Knox project adds reserves and is expected to extend the life of the mine by five years, doubling life-of-mine production, and reducing the average cost of sales per ounce.”

Location	Alaska, USA
Ownership	100%
Mining	Open pit
Processing	Heap leach, CIP, gravity
Projected Annual Gold Equivalent Production	370,000 ounces
(first five years after expansion)
Proven and Probable Reserves – Gold	3.86 million ounces
Proven and Probable Reserve Grade – Gold	0.50 grams/tonne

*	Based on partial-year production in 2008.
**	Kinross’ share of production.

“In 2008, our strategy is to increase our focus on greenfield exploration and project generation activities.”

2007 Exploration overview

Kinross started the year with 27.9 million ounces of gold reserves, and added ounces both organically and through acquisition, ending the year with 46.6 million ounces of gold, 67% higher than year-end 2006, in addition to our silver and copper reserves.

Kinross’ exploration efforts were combined with corporate development to form a new strategic development group in 2007, and our exploration strategy was given renewed focus. We were active on more than 25 exploration projects in 2007, including the following:

•  Mine site exploration programs were successfully concluded at Fort Knox (contributing 1.2 million ounces to year-end reserves), Paracatu (adding 1.6 million ounces to year-end reserves) and Buckhorn.

•  At Kinross’ 49% owned Cerro Casale property, one of the largest undeveloped gold-copper properties in the world, core drilling and metallurgical test work continued.

•  Exploration activities were initiated on the 42,560-hectare Kupol East and Kupol West properties, where 5,018 metres of drilling were completed, and mapping and geochemical analysis were initiated on 14 targets.

•  At Round Mountain, after an extensive program of underground drilling and sampling, it was agreed that the results were insufficient to warrant future development as a stand-alone underground mine, and exploration efforts were redirected to other targets within the property.

•  Early-stage generative exploration activities were initiated in Ecuador with staking and earn-in arrangements covering approximately 20,000 hectares.

In 2008, our strategy is to increase our focus on greenfield exploration and project generation activities. Specific objectives include upgrading the project pipeline, executing on existing greenfield projects, and replacing production depletion from operating mines.

Kinross’ exploration strategy is focused on the geological regions known as the Brazilian Craton,the Andean Cordillera, and the North American Cordillera, and also far eastern Russia.

“At Kinross, outstanding corporate citizenship is both a core value and a key element of our business strategy. It is consistent with our desire to be an industry leader in environment, health and safety, a responsible neighbour in the communities where we operate, and a successful business over the long term.”

JAMES CROSSLAND

Senior Vice-President, Government Relations and Corporate Affairs

Corporate responsibility

At Kinross, we have embraced ten guiding principles consistent with our goal of becoming an outstanding corporate citizen. These principles, adopted in 2007, articulate clear standards for defining our relationships with employees, partners, governments, communities, investors and other stakeholders.

In the context of these principles, which highlight the need for dialogue with our stakeholders in a spirit of transparency and good faith, we are preparing our first company-wide corporate responsibility report, which will be published in May 2008. The report offers a global perspective on our business, disclosing facts and perspectives about our 2007 performance and 2008 priorities. We have structured our report to meet the international reporting standard of the new Global Reporting Initiative (G3) guidelines.

The report chronicles our progress as a responsible corporate citizen through our practices in the field, the evolution of our management systems in environment, health and safety and other areas, and our commitment to stakeholder engagement. The report also draws attention to areas where we intend to improve our performance in the future.

The full report will be available on our corporate web site at www.kinross.com in May 2008.

Kinross exercises vigilance in protecting the environment and we seek ways to minimize our environmental footprint wherever we operate.

JOHN A. BROUGH

Corporate Director Director since 1994 A, H, S

TYE W. BURT

President and Chief Executive Officer Kinross Gold Corporation Director since 2005

JOHN K. CARRINGTON

Corporate Director Director since 2005 C, E, S

RICHARD S. HALLISEY

President, Sullivan Holdings Limited Director since 2004 C, E, R

JOHN M.H. HUXLEY

Corporate Director Director since 1993 A, H, R

Corporate governance and board of directors

Kinross is committed to the pursuit of high standards of corporate governance, reflecting not only applicable legal and regulatory requirements but also best practices. We recognize the importance of corporate governance to the effective management of Kinross and to the protection of its employees and shareholders.

2007 Corporate Governance Highlights

•  Adopted individual voting for directors.

•  Approved a new company-wide “Whistleblower” policy on financial, accounting, auditing and other ethics-related issues.

•  Approved a new Disclosure, Confidentiality and Insider Trading Policy.

•  Approved a new Code of Business Conduct and Ethics.

•  Strengthened our corporate-wide reporting procedures.

•  Enhanced disclosure of information respecting Kinross’ Board of Directors and compensation practices.

•  Increased minimum shareholding requirements for senior executives.

Mandate of the Board of Directors

The Board has adopted a charter which formally sets out its key responsibilities, including:

•  appointing an independent director as Chair with responsibility for the leadership of the Board and for specific functions to protect the independence of the Board;

•  adopting a strategic planning process, approving strategic plans and monitoring performance against such plans;

•  reviewing and approving corporate objectives and goals for senior management;

•  defining corporate decisions requiring Board approval and approving such decisions as they arise; and

•  obtaining periodic reports from management on the Company’s operations, including reports on security issues surrounding the Company’s assets, property and employees and the relevant mechanisms that management has put in place.

Goals include:

Independence

The Kinross Board of Directors is chaired by a director who is independent as defined in the Company’s Corporate Governance Guidelines and corporate governance standards in Canada and of the New York Stock Exchange. The Board is made up of 11 directors, including the Chair, ten of whom are considered independent of management. The Chair of the Board has been designated to assume the leadership of the Board and enhance and protect, with the Corporate Governance Committee and the other committees, the independence of the Board. Each committee of the Board is comprised solely of independent directors. Independent directors hold regularly scheduled meetings, at least on a quarterly basis. Charters have been developed for the Board and its various committees that set out their roles and responsibilities.

Diligence

Directors are expected to use their skill and experience to provide oversight of the business of Kinross. Directors have a duty to act honestly and in good faith, and to exercise the care, diligence and skill that a reasonably prudent person would in comparable circumstances. Directors are expected to attend all Board and committee meetings and to review and be familiar with Board and committee materials. The Board conducts an annual performance assessment of the Independent Chair, the Chief Executive Officer, the committees of the Board and their Chairs and individual directors. Our shareholders can vote annually for, or against, the election of individual directors, rather than being required to vote for or against a slate of director nominees.

Integrity

The Board expects directors, as well as Kinross’ officers and employees, to act ethically at all times and to adhere to our Code of Business Conduct and Ethics.

Transparency

The Board has adopted the Disclosure, Confidentiality and Insider Trading Policy, which includes detailed procedures regarding timely disclosure of material information, prohibitions on selective disclosure, procedures relating to electronic communications and procedures to ensure compliance with mineral reserve/resource disclosure requirements. Public disclosure documents are reviewed for accuracy and compliance with applicable disclosure requirements by a committee composed of senior company executives before being released.

Overview of Committee Mandates

There were six committees of the Kinross Board of Directors in 2007.

Audit Committee

This committee is responsible for overseeing the integrity of Kinross’ financial statements, the independence and qualifications of the Company’s independent auditors, and the performance of the internal audit functions. This committee met five times in 2007.

Corporate Governance Committee

This committee is responsible for developing our approach to matters of corporate governance, including: assisting the Independent Chair in carrying out his/her responsibilities; annually reviewing the Board and committee charters; recommending procedures to permit the Board to meet on a regular basis without management; and adopting procedures to ensure that the Board can conduct its work effectively and efficiently. This committee met three times in 2007.

Environmental, Health and Safety Committee

This committee oversees the development and implementation of policies and best practices relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of our employees. This committee met four times in 2007.

Human Resources, Compensation and Nominating Committee

This committee makes recommendations to the Board of Directors on all matters relating to the compensation of the officers and employees of the Company. It is also responsible for identifying and recruiting new candidates for nomination to the Board. This committee met eight times in 2007.

Risk Committee

This committee reviews the principal risks affecting Kinross’ business and assesses the steps and processes put into place by management to identify and minimize such risks. This committee met four times in 2007.

Special Committee

This committee assists management and the Board on matters of strategic planning and acquisition activities. This committee met four times in 2007.

JOHN A. KEYES

Corporate Director Director since 2003 E, R

COLE E. MCFARLAND

Corporate Director Director since 2007 C, R

CATHERINE MCLEOD-SELTZER

President and Chief Executive Officer Pacific Rim Mining Corporation Director since 2005 H

GEORGE F. MICHALS

Corporate Director Director since 2003 C, S

JOHN E. OLIVER

Independent Chair Senior Vice-President, Atlantic Region, Bank of Nova Scotia Director since 1995 H, S

TERENCE C.W. REID

Corporate Director Director since 2005 A, E

A  Audit Committee

C  Corporate Governance Committee

E  Environmental, Health and Safety Committee

H  Human Resources, Compensation and Nominating Committee

R  Risk Committee

S  Special Committee

financial review

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this Annual Report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis or as otherwise incorporated by reference in this Annual Report as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River-Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4) development of the Phase 7 pit expansion and the heap leach project at Fort Knox proceeding on a basis consistent with Kinross’ current expectations; (5) permitting and development at the Kupol gold and silver project proceeding on a basis consistent with Kinross’ current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, will be consistent with Kinross’ current expectations; (7) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar will be approximately consistent with current levels or as set out in this Annual Report; (8) certain price assumptions for gold and silver; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) production forecasts meet expectations; (11) the accuracy of our current mineral reserve and mineral resource estimates; and (12) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements, those made in the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, and those made in the “Risk Factors” section of our most recently filed Annual Information Form and our other filings with the securities regulators of Canada and the U.S. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about Kinross’ material mineral properties contained in this Annual Report has been prepared under the supervision of Mr. Rob Henderson, an officer of Kinross who is a “qualified person” within the meaning of National Instrument
43-101.

Management’s Discussion and Analysis

For the year ended December 31, 2007

This management’s discussion and analysis (“MD&A”) relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly-owned subsidiaries, as of March 27, 2008, and is intended to supplement and complement Kinross Gold Corporation’s audited consolidated financial statements for the year ended December 31, 2007 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to consult Kinross Gold Corporation’s audited consolidated financial statements and corresponding notes to the financial statements which are available on the Company’s web site at www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the year ended December 31, 2007, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis”. In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

1  Description of the Business

Kinross Gold Corporation is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of ore, and reclamation of mining properties. Kinross’ gold production and exploration activities are carried out principally in the United States, Brazil, Chile and the Russian Federation. The Company had gold production and exploration activities in Canada up until December 21, 2007 when the Porcupine Joint Venture (“PJV”) and Musselwhite Joint Venture (“Musselwhite”) were sold as part of the Goldcorp asset swap transactions. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross is affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations, however, many of the factors affecting these risks are beyond the Company’s control.

Segment Profile

Each of the Company’s significant operating mines is considered to be a separate segment. These are the segments that are reviewed and measured by the Chief Executive Officer as they are financially and operationally significant operations of Kinross.

				Ownership percentage
Operating Segments	Operator	Location	2007	2006	2005

Fort Knox	Kinross	U.S.A.	100%	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%	50%
Paracatu	Kinross	Brazil	100%	100%	100%
La Coipa	Kinross	Chile	100%	50%	50%
Maricunga	Kinross	Chile	100%	50%	50%
Kettle River	Kinross	U.S.A.	100%	100%	100%
Crixás	AngloGold Ashanti	Brazil	50%	50%	50%
Porcupine Joint Venture	Goldcorp	Canada	0%	49%	49%
Musselwhite	Goldcorp	Canada	0%	32%	32%
Julietta	Kinross	Russian Federation	90%	0%	0%

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts,	Years ended December 31,			Change
gold price and cost of sales per equivalent ounce)	2007	2006	2005	2007 vs. 2006		2006 vs. 2005(b)

Gold equivalent ounces – produced(a)	1,589,321	1,476,329	1,608,805	112,992	8%	(132,476)	-8%
Gold equivalent ounces – sold(a)	1,575,940	1,510,836	1,627,675	65,104	4%	(116,839)	-7%
Gold ounces – sold	1,404,880	1,416,797	1,575,267	(11,917)	-1%	(158,470)	-10%
Metal sales	$1,093.0	$905.6	$725.5	$187.4	21%	$180.1	25%
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$580.3	$481.7	$448.1	$98.6	20%	$33.6	7%
Accretion and reclamation expense	$10.9	$33.5	$56.0	$(22.6)	-67%	$(22.5)	-40%
Depreciation, depletion and amortization	$129.3	$108.3	$167.7	$21.0	19%	$(59.4)	-35%
Impairment of goodwill and property, plant and equipment	$—	$—	$180.6	$—	nm	$(180.6)	nm
Operating earnings (loss)	$226.9	$164.6	$(213.1)	$62.3	38%	$377.7	nm
Net earnings (loss)	$334.0	$165.8	$(216.0)	$168.2	101%	$381.8	nm
Basic earnings (loss) per share	$0.60	$0.47	$(0.63)	$0.13	28%	$1.1	nm
Diluted earnings (loss) per share	$0.59	$0.47	$(0.63)	$0.12	26%	$1.1	nm
Cash flow from operating activities	$341.2	$292.0	$133.7	$49.2	17%	$158.3	118%
Average realized gold price per ounce	$697	$598	$445	$99	17%	$153.0	34%
Cost of sales per equivalent ounce sold	$368	$319	$275	$49	15%	$44.0	16%

(a)  Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2007 – 51.51:1, 2006 – 52.28:1, 2005 – 60.79:1.

(b)  “nm” means not meaningful.

Consolidated Financial Performance

Kinross recorded net earnings of $334.0 million, or $0.60 per share, for the twelve months ended December 31, 2007, compared with earnings of $165.8 million, or $0.47 per share, in 2006 and a loss of $216.0 million, or $0.63 per share, in 2005. Financial results for 2007 reflect higher prices for gold and silver, with an average realized gold price in 2007 of $697 per ounce, which is 17% higher than the $598 per ounce realized in 2006. Quantities of gold equivalent ounces sold in 2007 increased to 1,575,940 ounces from 1,510,836 gold equivalent ounces sold in 2006, which was a decrease from 1,627,675 gold equivalent ounces sold in 2005.

Operating earnings rose to $226.9 million in 2007 as compared to $164.6 million in 2006 and a loss of $213.1 million in 2005.

While the quantity of gold equivalent ounces sold increased 4% from 2006, the cost of sales increased 15% during the same period, reflecting higher costs for power, fuel, labour and consumables that the Company and the industry are experiencing. Costs at the Company’s mines located outside the United States were also higher due to the effects of the weakening U.S. dollar. General and administrative expenses increased to $69.6 million in 2007 from $52.1 million in 2006 and $45.3 million in 2005. Increases in performance-based compensation, higher costs associated with new hires, costs related to the acquisition of Bema Gold Corporation (“Bema”), additional travel and consulting costs, increases in technology costs, and the effects of a strong Canadian dollar compared to the U.S. dollar all contributed to these cost increases. Accretion and reclamation expense decreased to $10.9 million in 2007 from $33.5 million in 2006 and $56.0 million in 2005. The 2006 reclamation expense included a charge of $21.2 million for changes in estimates for reclamation, largely on properties no longer in production. This is in comparison to 2005, when expenses of $46.0 million were recorded related to increases in the fair value estimate of the reclamation liabilities at mines no longer in production.

Earnings in 2007 improved when compared to 2006 due to a 17% higher average realized gold price and the acquisition of Bema, which contributed $17.8 million in earnings. Gains from the disposal of assets and investments contributed $184.6 million to earnings, compared to $47.4 million in 2006 and $6.0 million in 2005. The gains in 2007 include proceeds from the asset purchase and sale with Goldcorp Inc. (“Goldcorp”) which contributed $138.3 million, and net gains on the disposal of investments which contributed $28.5 million. Charges related to the decline in the market of value of investments and other assets were $1.3 million in 2007, compared to $10.5 million in 2006 and $4.1 million in 2005.

Depreciation expenses increased in 2007 over 2006 as a result of additions to capital in 2006 and 2007 at all sites and in particular at Fort Knox, Round Mountain, Paracatu, Kettle River and PJV. Impairment charges taken in 2005, particularly at the Fort Knox mine, reduced the cost base of depreciable assets, and increases in the reserves resulted in lower depreciation, depletion and amortization charges in 2006.

There was no impairment of assets or goodwill in 2007 or 2006. Total impairment charges in 2005 of $180.6 million included impairment charges at Fort Knox of $141.8 million, which resulted from a strategic review of the operation in which certain reserves were reclassified to resources, since the Company decided to withdraw from the Ryan Lode project and changes were made to the design of the mine pit. Goodwill and asset impairment testing methodology used in 2007 is the same as that used in 2006 and 2005, using nominal prices and cost assumptions which included the impact of inflation and currency exchange rates. Gold price and other relevant assumptions were based on external market data of forecasts.

During 2007, cash flow from operating activities was $341.2 million, an increase from $292.0 million in 2006. Higher gold prices and higher production were the primary drivers behind the increase in cash flow in 2007, when the Company’s average realized gold price was $697 per ounce. The increase in cash flow was partially offset by increases in operating costs, primarily for energy, fuel, labour and consumables. The increase in cash flow from operating activities to $292.0 million in 2006 from $133.7 million in 2005 was the result of a higher average realized gold price of $598 per ounce in 2006 versus $445 per ounce in 2005.

Kinross continues to focus on its strategy of optimizing core assets and disposing of non-core assets in its portfolio of operating mines. During 2007, the acquisition of Bema added the additional 50% of the Maricunga mine in Chile not already owned by Kinross, added the Cerro Casale property in Chile, and provided the Company with a significant, long-term asset in the Russian Federation in the Kupol project. The asset purchase and sale with Goldcorp late in 2007 resulted in the Company acquiring the 50% interest in La Coipa that Kinross did not already own and disposing of its interests in Musselwhite and PJV which were not key strategic assets. Other non-core assets that were disposed of in 2007 included the Lupin mine. During 2006, this strategy resulted in the acquisition of Crown Resources Corporation (“Crown”), owner of the Buckhorn Property in Washington State, United States, near the Company’s Kettle River mill, and the disposition of the New Britannia mine, Blanket mine, Aquarius, and George/Goose Lake properties. On January 25, 2008, the Company completed the sale of its interest in OAO Omolon Gold Mining Company, the owner of the Kubaka mine.

Cash used for additions to property, plant and equipment was $601.1 million in 2007, $202.9 million in 2006 and $142.4 million in 2005. The expenditures in 2007 reflect the expansion of operations at Paracatu, building the Kupol mine, development at Kettle River-Buckhorn, Round Mountain expansion and Fort Knox expansion and heap leach engineering. Expenditures on property, plant and equipment were financed largely with cash provided from operating activities, existing cash balances and funds provided from the exercise of warrants and options and the issuance of debt.

Cash and cash equivalents increased to $551.3 million at December 31, 2007, up from $154.1 million at December 31, 2006 and $97.6 million at December 31, 2005. During 2007, long-term debt increased to $564.1 million at December 31, 2007 from the December 31, 2006 balance of $89.9 million.

Reserves

Kinross’ proven and probable mineral reserves increased 18.7 million ounces to 46.6 million ounces of gold from 27.9 million ounces at the end of 2006. This increase reflects reserve additions of 17.4 million ounces as a result of the Bema acquisition, other reserve additions of 4.8 million ounces, production depletion of 1.8 million ounces and a net reduction of 1.7 million ounces as a result of the asset purchase and sale with Goldcorp. A higher gold price assumption had a positive impact on the Company’s reserve calculations. Reserves at December 31, 2007 were estimated based on a gold price of $550 per ounce, versus $475 per ounce at December 31, 2006.

2  Impact of Key Economic Trends

Price of Gold – Three-Year Price Performance

Gold Price History

Source: Reuters

The price of gold is the largest single factor in determining the Company’s profitability and cash flow provided from operating activities. Therefore, the financial performance of the Company has been, and is expected to continue to be, closely related to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold, and macroeconomic factors such as the level of interest rates and inflation expectations. During 2007, the price of gold hit a high of approximately $845 per ounce. The average realized price for the year was $697 per ounce, a 17% increase over the 2006 average price of $598 per ounce. The major influences on the gold price during 2007 were increased investment demand, further producer de-hedging, a weaker U.S. dollar, and lower supply from gold mines.

Gold Supply and Demand Fundamentals

Gold Supply

Source: GFMS 2007 Gold Survey

Global gold mine production in 2007 decreased 1.4% from 2006 production, which continues the trend of lower production from 2003 through 2006. Mine supply is not expected to increase in the near future, since production in South Africa continues to decline, and new mines are slow to come into production. Central banks’ net sales of gold increased in 2007, as all of the 500 tonne quota allowed by the Washington Agreement among European Central Banks was completely utilized by that group. On the whole, the remaining central bank activity around the world recorded a net purchase of gold, which could bode well for Central Bank activity in the future. Supply from recycled gold declined slightly from 2006 levels, but continued to supply approximately 895 tonnes of material to the market.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as mine supply has been flat to falling slightly, and central banks have adhered to their agreement to limit the amount of gold they sell in a given period of time.

Gold Demand

Source: GFMS 2007 Gold Survey

Although gold prices continued to increase in 2007, gold fabrication and jewelry demand increased by 4.8% year over year. This is significant, as the price of gold increased in virtually every consumer market during 2007. Producer de-hedging contributed to the strong demand for gold, as hedging programs continued to be bought back in the market.

Gold Investment Demand

Source: Mitsui and Co., USA

Investment demand increased by 57% during 2007 from 1,115 tonnes to 1,755 tonnes. This demand is spread across several different products, including futures exchanges, and Exchange Traded Funds (ETF’s) in North America, Europe, Australia, and South Africa. This increase in demand has had a positive influence on the price of gold.

Kinross’ Average and Realized Gold Price

Source: London Bullion Marketing Association London PM Fix

The Company generally has a “no gold hedge” policy. However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition, or derivatives may be required to enter into such arrangements under various financing arrangements. Although a hedge program can protect the Company against future declines in price, it can also prevent the Company from benefiting from future price increases. During 2007, the Company realized gold prices that were slightly higher than the average market price. Kinross realized slightly lower than the average market prices for gold from 2002 through 2006, as ounces necessary to satisfy gold hedge contracts at prices that were lower than average market prices were delivered into, and recognized in, revenue as the existing hedge contracts were closed out.

As a result of the acquisition of Bema in February 2007, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. Otherwise, Kinross is not actively engaged in hedging its exposure to prices for gold or silver.

Inflationary Cost Pressures

The Company’s profitability has been negatively impacted by rising development and operating costs with respect to labour, energy and consumables. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, however, all operations experienced higher fuel costs during 2007, largely attributable to a continuing rise in crude oil prices. Higher oil prices have translated into higher costs for petroleum based expenditures as well, including diesel fuel, lubricants, explosives, tires and transportation. Electricity prices have also increased in recent years as a result of increased demand and higher prices for natural gas used to drive electric generators.

West Texas Intermediate Crude Price History

Source: Reuters

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continually improving the utilization of its assets by extending the life of capital assets and promoting a more efficient use of materials and supplies in general, including concerted efforts to conserve energy.

Exploration, development and operating activities have grown substantially in the mining and resource industries due to the continued strengthening of the gold price and other commodity prices. This has led to higher labour costs due to increased competition for qualified personnel.

Currency Fluctuations

Currency Exchange Rate Relative Performance Against U.S. Dollar

Source: Reuters

Changes in currency exchange rates have an impact on the Company’s operating costs and capital expenditures, and affect profitability and cash flow. For the Company’s non-U.S. operations, which are located in Brazil, Chile and Russia, a portion of their operating costs and capital expenditures are denominated in the local currency. As illustrated in the graph above, the currencies of the countries in which Kinross operates have strengthened against the U.S. dollar; therefore, as those currencies have risen, local costs incurred in those countries, when measured in U.S. dollars, have increased. Since 2004, the Canadian dollar has appreciated by 31%, the Brazilian real by 62%, the Chilean peso by 18%, and the Russian rouble by 20%, as measured against the U.S. dollar. During 2007, the Canadian dollar, Brazilian real, Chilean peso and Russian rouble appreciated 16%, 17%, 6% and 7%, respectively, against the U.S. dollar. Approximately 70% of the Company’s expected production in 2008 is forecast to come from operations outside the U.S. and will continue to be exposed to currency exchange rate movements. In order to manage this risk, the Company periodically uses currency hedges for certain currency exposures.

3  2008 Outlook

Kinross expects to produce approximately 1.9 to 2.0 million gold equivalent ounces in 2008. This represents an increase of approximately 20% from 2007 production levels. The forecast reflects the impact of adding production from the Company’s three development projects at Paracatu (Brazil), Kupol (Russian Federation), and Kettle River–Buckhorn (USA), all of which are expected to be commissioned during 2008. The increase is expected to be offset in part by reduced production from the mines that were disposed of as a result of the asset swap with Goldcorp and reductions in production at Fort Knox and Round Mountain due to lower grades. Cost of sales per gold equivalent ounce is expected to average between $365 and $375 for the full year 2008. Costs are expected to decrease progressively over the course of the year as the Paracatu, Kupol, and Kettle River-Buckhorn projects are commissioned and total production increases. The weakening of the U.S. dollar against the Canadian dollar, Brazilian real and Chilean peso may continue and, as a result, 2008 operating results and capital expenditures in non-U.S. countries where the Company operates may be negatively impacted.

Material assumptions underlying this cost of sales forecast are: a gold price of $700 per ounce; a silver price of $12.85 per ounce; an oil price of $80 per barrel; and 1.75 Brazilian real to the U.S. dollar, 1.00 Canadian dollar to the U.S. dollar, 25 Russian roubles to the U.S. dollar and 530 Chilean pesos to the U.S. dollar.

Capital expenditures are expected to be approximately $685 million in 2008. Of this, approximately $60 million is the result of the deferral of capital expenses for the Paracatu project from 2007 into 2008, and completion of the Fort Knox Project capital expenditure forecast. Approximately $565 million relates to growth initiatives, including $250 million for the expansion project at Paracatu, $100 million for the Kupol project, $27 million for the Kettle River–Buckhorn project, $90 million for the Fort Knox heap leach and Phase 7 expansion, and $98 million for other growth-related projects, including mine development at La Coipa and Round Mountain.

In 2008, general and administrative expenses are expected to be approximately $80 million. The increase over 2007 is primarily due to the impact of a stronger Canadian dollar when compared to the U.S. dollar, since much of the Company’s general and administrative costs are denominated in Canadian dollars, and higher personnel costs. Reclamation expenditures in 2008 are expected to increase to approximately $10 million.

Exploration and business development expense is forecast at approximately $60 million in 2008, an increase of $12.7 million over 2007 levels, as efforts continue to extend the mine life at the Company’s core operations and look for new opportunities.

Including the proceeds on the issuance of Convertible Senior Notes in January 2008, as discussed in the Liquidity and Capital Resources section, it is expected that the Company’s existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund operations and the exploration, capital and reclamation programs planned for 2008.

4  Strategy

Four-Point Plan

The Company works to realize its core purpose – to lead the world in generating value through mining – by executing against its four-point plan: delivering solid performance from assets; focusing on best talent and best teams; establishing the building blocks for the future; and driving future value.

In 2007, Kinross made significant progress in each of these four areas:

Deliver asset performance

The Company’s first priority is to operate safely and responsibly. In 2007, Kinross had a lost-time injury frequency rate of 0.64, approximately one-half the industry average. The Company employs a company-wide environmental management system based on the ISO 14001 standard to manage its environmental performance. In 2007, Kinross continued to make progress in areas such as air and water quality management, reclamation and exploring the use of alternative energy to reduce greenhouse gas emissions.

Kinross had a strong year in terms of delivering business results, producing approximately 1.6 million gold equivalent ounces, an increase of 8% over 2006. Revenue reached $1.1 billion, an increase of 21% over 2006, as Kinross realized an average gold price of $697 per ounce, an increase from $598 per ounce realized the previous year. Net earnings for 2007, which included a one-time gain as a result of the asset swap with Goldcorp, were $334.0 million, compared to earnings of $165.8 million in 2006, and cash flow from operations was $341.2 million, compared to $292.0 million in 2006.

Cost of sales in 2007 was $368 per ounce, an increase from $319 per ounce in 2006, in a year when the price of energy and other consumables rose dramatically for all producers. Cost of sales is expected to decrease in the second half of 2008 as the Company’s three new low-cost projects are commissioned and come into production, based on the assumptions regarding metal prices, foreign exchange rates and commodity costs outlined in Section 3.

Focus on best talent, best teams

Despite a relative scarcity of technical, mining and engineering talent in the mining industry as a whole, Kinross was successful in 2007 in improving its bench-strength across the Company.

To deepen its leadership potential and strengthen the Kinross team for the long term, the Company improved upon initiatives aimed at providing rigorous performance feedback, career development opportunities, international service experience and supervisory and managerial training opportunities. To strengthen recruitment efforts, Kinross introduced the innovative “Gold Rush” and “Generation Gold” programs targeted at recruiting university students and graduates.

Additionally, a variety of initiatives were developed and implemented to instill discipline in the approach toward: aligning Kinross’ culture to the principles of continuous improvement and innovation; fostering, promoting and rewarding high performance behaviour; and optimizing the effectiveness of the regional operating structure. In 2007, Kinross also conducted its second company-wide employee survey.

Establish building blocks for the future

In 2007, Kinross continued to strengthen its systems, management structures, processes and capabilities to unify the organization and to differentiate the Company. The Company upgraded its enterprise-wide financial management and reporting capabilities. It also created and deployed a more systematic process for identifying, ranking and analyzing risks to its business and proactively working to reduce those risks.

To unify and motivate people across the Company to work toward common goals, Kinross developed “The Kinross Way,” a statement of beliefs and values. Kinross also launched ten principles that define a progressive, comprehensive approach to corporate responsibility. The Company is producing its first corporate-wide responsibility report (to be released in May 2008) that documents the economic, social, environmental, and ultimately, the human impact of its business in communities where it operates.

In January 2008, the Company successfully completed a $460-million offering of 1.75% convertible senior notes due March 15, 2028, realizing net proceeds of $449.9 million. Kinross is using a portion of the expected net proceeds of the offering to repay debt under its secured term loan facility, and the balance to fund capital expenditures and for general corporate purposes as it enters the final phase of construction for its three development projects that begin production in 2008.

Drive future value

In 2007, Kinross significantly advanced its three low-cost growth projects, streamlined its asset portfolio and improved its future prospects through a more targeted exploration strategy.

The Company made significant progress in advancing its three major growth projects – the Paracatu expansion in Brazil, Kupol in Russia, and Kettle River-Buckhorn in the United States; all of which are targeted to begin production in 2008. In early 2008, Kinross announced a $270-million heap leach and pit expansion project at the Fort Knox mine, which is expected to extend the life of the mine by five years and double life-of-mine production to 2.9 million ounces.

In December 2007, the Company completed an asset swap transaction with Goldcorp, further to which Kinross sold its 31.9% interest in Musselwhite, and its 49% interest in PJV. In exchange, Kinross increased its ownership in the La Coipa mine in northern Chile to 100%, strengthening its presence in Chile further increasing control of the Company’s mining operations, and adding $204 million in cash to the Company’s balance sheet.

In 2007, the Company’s gold reserves increased by 67% to 46.6 million ounces at year end, due to the Bema transaction, ongoing exploration initiatives at key mines and new greenfield projects. Kinross also evolved its exploration strategy to focus more on prospecting and greenfield projects while building reserves at existing properties where feasible, including those at or near its key mining operations. At year-end, Kinross had over 25 exploration projects underway in its core mining regions, among them an option agreement with Linear Gold, completed in 2007, to fund a $15-million drilling program in the Chiapas region of Mexico.

5  Developments

Project Updates

Paracatu expansion

The expansion of Paracatu is proceeding on schedule and commissioning is targeted to commence in July 2008. Approximately $225.0 million was spent in 2007 on the project, which is approximately 80% complete. The expansion is expected to increase production to approximately 305,000 to 335,000 ounces in 2008 at an average cost of sales of $390 to $400 per ounce. (Refer to material assumptions in Section 3).

Kupol project

Since the acquisition of Bema in 2007, $191.8 million was spent on the Kupol project, which is approximately 91% complete, with commissioning targeted to commence in May 2008. Kupol is expected to produce approximately 365,000 to 390,000 gold equivalent ounces to Kinross’ account in 2008, at an expected cost of $235 to $245 per gold equivalent ounce. (Refer to material assumptions in Section 3).

Kettle River–Buckhorn project

The Kettle River–Buckhorn project is proceeding on schedule and overall physical construction is approximately 80% complete. The Kettle River-Buckhorn project is expected to begin commissioning in October 2008. Expenditures of $43.0 million were made in 2007 on the project, including underground development and minor modifications to the mill at Kettle River. Production is expected to be approximately 25,000 to 30,000 ounces in 2008 at an estimated cost per gold equivalent ounce of $290 to $300. (Refer to material assumptions in Section 3).

Fort Knox project

The Fort Knox project, which consists of the construction of a heap leach facility and expansion of the open pit mine has been approved by the Board of Directors. The heap leach pad will enable Fort Knox to process some lower grade ores currently in stockpiles as well as zones of lower-grade ore that have not yet been mined. The project is expected to extend the mine life from 2013 to 2018 and double life-of-mine production to 2.9 million gold ounces. This project is also expected to reduce the average life of mine cost of sales to approximately $390 per ounce. (Refer to material assumptions in Section 3).

Goldcorp Asset Purchase and Sale

On December 21, 2007, the Company closed the asset swap transaction with Goldcorp pursuant to the purchase and sale agreement dated September 25, 2007. The Company sold its approximate 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In exchange, the Company acquired Goldcorp’s 50.0% interest in Compañia Minera Mantos de Oro (“MDO”) and received a cash payment of $204.3 million, resulting in a gain of $138.3 million. This gives the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile.

Ixhuatan Project Option Agreement

On October 22, 2007, the Company signed a definitive option agreement (the “Option Agreement”) with a wholly owned subsidiary of Linear Gold Corp. (“Linear”). The Company paid Linear a $1.0 million fee upon execution of the Option Agreement. Under the terms of the Option Agreement, the Company can earn up to a 70% interest in Linear’s Ixhuatan Project, located in Chiapas, Mexico (the “Project”). The Company will fund $15 million of exploration expenditures within a 24-month period, which commenced on October 26, 2007. By making a further cash payment to Linear of $45 million, the Company can earn an initial 60% interest in the project, at which time a 60:40 joint venture will be formed to further develop the project, with the Company as the operator. The Company can further increase its interest in the project to 70% by making an additional payment to Linear of $55 million within 90 days of Kinross’ Board of Directors approving the construction and development of a mine based on a NI 43-101 compliant feasibility study. If such a production decision is made by the Company, and the Proven and Probable Gold Reserves and Gold Equivalent Ounce Silver Reserves of the project as referenced in the feasibility study are greater than 2.0 million ounces, the Company will pay an additional fee of up to $15 million to Linear.

Acquisition of Bema Gold Corporation

On February 27, 2007 (the “Acquisition Date”), the Company finalized the acquisition of Bema. As a result, Kinross now owns the 50% interest in Compañia Minera Maricunga (“CMM”), the company that owns the Maricunga mine in Chile that Kinross did not already own, a 75% (less one share) interest in the Kupol mine project and a 90% interest in the Julietta mine, the latter two of which are located in far east Russian Federation. Also included in the acquisition is a 49% interest in the Cerro Casale deposit, a development property in Chile, and an approximately 30% interest in Pamodzi Gold Limited (“Pamodzi”), a public South African company that owns the Petrex mine. Subsequent to December 31, 2007, the shareholders of Pamodzi have authorized the management of Pamodzi to issue additional shares, which will have the impact of diluting Kinross’ ownership interest in Pamodzi. Results of operations include acquired properties from the Acquisiton Date.

Acquisition of Crown Resources Corporation

The Company completed the acquisition of Crown on August 31, 2006, and thereby acquired the Buckhorn Property in Washington State, USA. Consideration consisted of 14.6 million Kinross common shares, plus the Company’s previous ownership interests in Crown, consisting of 511,640 shares acquired in January 2004 and a $10.0 million convertible debenture issued in May 2005, plus accrued interest, and transaction costs for a total of $219.6 million.

Asset Dispositions

During 2007 and 2006, the Company continued the process of disposing of non-core assets. The most significant transactions were:

Haile Mine Assets

On October 16, 2007, Kinross closed a transaction with Romarco Minerals Inc. (“Romarco”), whereby Romarco acquired the assets and assumed various liabilities of the Haile mine, including among other items, all environmental, mine closure and mine rehabilitation and reclamation liabilities and obligations. In exchange, Kinross has received 5 million common shares of Romarco and Romarco entered into a royalty agreement (“Royalty Agreement”) with Kinross, pursuant to which Romarco will pay a royalty to Kinross based on the proven and probable gold reserves identified in a 43-101 compliant report prepared within two years following closing. Under the terms of the Royalty Agreement, Kinross will receive $3 per ounce for proven and probable gold reserves in excess of 1.0 million ounces of gold and will receive $5 per ounce for proven and probable gold reserves in excess of 3.0 million ounces, to a maximum of 5.0 million ounces. The disposition resulted in a gain on sale of $1.4 million.

Bell Creek Mine and Mill

The PJV sold the Bell Creek Mine and Mill to Lake Shore Gold Corp. on December 18, 2007, whereby the Company recognized a gain of $7.6 million, net of tax of $nil, reflecting its share of the gain on the sale.

Lupin Mine

On February 28, 2007 a definitive purchase and sale agreement between Kinross and Wolfden Resources Inc. (“Wolfden”) was finalized. Kinross sold the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine’s liabilities. Wolfden now owns the mine and the related property. Kinross retired the letters of credit and promissory notes related to reclamation at Lupin. The Company delivered a CAD $3.0 million standby letter of credit to Wolfden and satisfied the terms of the agreement whereby Kinross agreed to reimburse Wolfden for CAD $1.7 million of fuel costs in 2007. Under the terms of the agreement, if the Lupin mill is demolished by Wolfden without restarting the mill, the Kinross letter of credit will be drawn on to help fund the demolition costs. Kinross agreed to pay up to CAD $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CAD $4.0 million if the mill is not restarted, provided the work is performed before the end of 2008. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce. The disposition resulted in a gain on sale of $6.5 million, which included a provision for potential payments to Wolfden under the agreement.

New Britannia Mine

On December 22, 2006, Kinross sold its 50% interest in the New Britannia mine in Canada to Pegasus Mines Limited (“Pegasus”) in exchange for a 19.9% interest in each of Pegasus’ joint venture partners, Garson Resources Ltd. and Piper Capital Inc. Fair value of consideration received was estimated to be CAD $5.1 million and a gain of $8.9 million was recorded on the sale. As part of the transaction, Pegasus replaced Kinross’ environmental letter of credit of CAD $1.9 million with the Government of Manitoba and issued a CAD $3.9 million letter of credit to the Company in the event that the Government imposes any closure liability or obligation in respect of the New Britannia property onto Kinross. This letter of credit will be increased each anniversary date by an amount equal to the Consumer Price Index for the preceding 12 months. If the mine goes into production, the letter of credit will be returned to Pegasus by Kinross. In addition, the Company has retained a right to purchase 60% of the joint venture assets provided that a feasibility study that identifies a deposit of at least 3.0 million ounces of gold reserves is completed by Pegasus.

Aquarius Property

In May 2006, the Company realized a gain of $0.1 million on the sale of the Aquarius property to St Andrew Goldfields (“St Andrew”) in exchange for 100.0 million common shares and 25.0 million common share purchase warrants of St Andrew. In 2005, the property had been written down to approximate sale value.

Katanga

Kinross acquired 35% of the shares of Kinross Forrest Ltd. (“KF Ltd.”), a company that was party to a joint venture formed for the purpose of exploiting a mining property in the Democratic Republic of Congo in 2004. During 2005, the Company sold 23.33% of the shares in KF Ltd. to Balloch Resources (“Balloch”), recording a gain of $4.7 million. In 2005, Balloch changed its name to Katanga Mining Ltd. (“Katanga”).

On June 27, 2006, the Company received 5,751,500 shares of Katanga in exchange for its 11.67% interest in KF Ltd. On September 8, 2006, Kinross sold the 5,751,500 shares in Katanga through a private placement for proceeds of $31.4 million, resulting in a gain of $31.3 million. See Related party transaction Note 19 for additional details.

Blanket Mine

On July 5, 2006, the Company concluded its sale of the Blanket mine to Caledonia Mining Corporation and recorded a gain on the sale of $2.9 million.

Credit Facility

As at December 31, 2007, the Company had in place a three-year revolving credit facility in the amount of $300.0 million, and a five-and-one half year, $200.0 million term loan. The maturity of the revolving credit facility is August 18, 2010. The revolving credit facility supports the Company’s liquidity and letters of credit requirements and is secured by the assets of the Fort Knox mine as well as by the shares of various wholly-owned subsidiaries. As at December 31, 2007, the Company had drawn $146.8 million in the form of letters of credit. The five-and-one half year $200.0 million term loan supports the Paracatu expansion project in Brazil. As of December 31, 2007, the Company was in compliance with the credit facility’s various covenants.

Adoption of Shareholders’ Rights Plan

A shareholders’ rights plan (the “Plan”) was ratified by the shareholders of the Company at the Company’s 2006 annual and special shareholders’ meeting. The Plan was adopted to ensure that the Board of Directors and shareholders of the Company have sufficient time to properly evaluate a take-over bid or pursue other alternatives. The Plan is described in greater detail in Note 13 to the accompanying financial statements.

Issue of Convertible Senior Notes

On January 29, 2008, the Company issued $460.0 million aggregate principal amount of 1.75% Convertible Senior Notes (the “Convertible Notes”) due March 15, 2028 with a conversion price of $28.48, subject to adjustment. Net proceeds from the transaction after fees and commissions were $449.9 million. Interest on the notes is payable in cash semi-annually. The Convertible Notes are convertible into Kinross common shares at the option of the holder on or after December 15, 2027 at a rate of $28.48 per share of Kinross common stock, subject to adjustment. The Convertible Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the Convertible Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Notes are redeemable by the Company, in whole or part, for cash at any time on or before March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the Convertible Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

6  Consolidated Results of Operations

Financial and Operating Highlights

	Years ended December 31,			Change(c)
(in millions, except ounces and per share amounts)	2007	2006	2005	2007 vs. 2006		2006 vs. 2005
Gold equivalent ounces – sold(a)	1,575,940	1,510,836	1,627,675	65,104	4%	(116,839)	(7)%
Gold ounces – sold	1,404,880	1,416,797	1,575,267	(11,917)	(1)%	(158,470)	- 10%
Silver ounces – sold	8,793,828	4,864,084	3,185,776	3,929,744	81%	1,678,308	53%
Average realized gold price ($/ounce)	697	598	$445	99	17%	153	34%
Gold sales – revenue	$979.7	$855.6	$702.7	124.1	15%	152.9	22%
Loss on metal derivative contracts(b)	(0.8)	(8.2)	(2.4)	7.4	90%	(5.8)	- 242%
Silver sales – revenue	114.1	58.2	25.2	55.9	96%	33.0	131%

Metal sales	$1,093.0	$905.6	$725.5	$187.4	21%	180.1	25%
Operating earnings	$226.9	$164.6	$(213.1)	$62.3	38%	377.7	nm
Net earnings	$334.0	$165.8	$(216.0)	$168.2	101%	381.8	nm
Basic earnings (loss) per share	$0.60	$0.47	$(0.63)	$0.13	28%	1.1	nm
Diluted earnings (loss) per share	$0.59	$0.47	$(0.63)	$0.12	26%	1.1	nm

(a)       Gold equivalent ounces include silver ounces sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2007 – 51.51:1, 2006 – 52.28:1 and 2005 – 60.79:1.

(b)       Gains or losses on purchased gold or silver options, spot deferred contracts or fixed forward contracts as a hedge against falling prices are recorded as revenue from metal sales.

(c)        “nm” means not meaningful.

2007 vs. 2006

Gold equivalent ounces sold in 2007 increased to 1,575,940 ounces compared to 1,510,836 ounces in 2006. This is primarily the result of the Bema acquisition which provided the Company with gold equivalent ounces from the additional 50% interest in the Maricunga mine and the 90% interest in the Julietta mine.

Revenue increased to $1,093.0 million from $905.6 million primarily due to a realized gold price that was 17% higher than in 2006, and a 4% increase in the number of gold equivalent ounces sold. The Company realized an average gold price of $697 per ounce in 2007 compared to $598 per ounce in 2006.

Operating earnings increased to $226.9 million in 2007 from $164.6 million in 2006, driven by a higher gold price and increased gold equivalent ounces sold, offset in part by increases in the costs of production.

Charges on investments and other assets related to the decline in market value were $1.3 million in 2007, compared to $10.5 million in 2006. There were no impairment charges related to goodwill or property, plant and equipment in 2007 or 2006.

Net earnings of $334.0 million, or $0.60 per share (basic), were negatively impacted by a tax provision of $73.8 million compared to a tax provision of $25.9 million in 2006. Net gains on the disposal of assets and investments of $184.6 million contributed to improved net earnings in 2007 compared to net gains of $47.4 million recorded in 2006. Investments accounted for under the equity method were acquired in the Bema acquisition and losses related to those investments lowered net earnings by $11.1 million.

General and administrative expenses rose to $69.6 million in 2007 from $52.1 million in 2006 as a result of higher performance-based compensation costs, the appreciation of the Canadian dollar as compared to the U.S. dollar, higher personnel costs, costs related to the Bema acquisition, and additional travel, consulting and technology costs.

2006 vs. 2005

Gold equivalent ounces sold in 2006 were down to 1,510,836 ounces compared to 1,627,675 ounces in 2005. This was primarily the result of reduced output from Kubaka and Kettle River as these operations reduced their mining activites in 2006. These decreases were partially offset by increased sales of gold equivalent ounces at Maricunga, which came into production in late 2005, and increased gold equivalent production at La Coipa.

Revenue increased to $905.6 million from $725.5 million due to a realized gold price that was 34% higher than in 2005, even though sales quantities were down 10%. The Company realized an average gold price of $598 per ounce in 2006 compared to $445 per ounce in 2005.

Operating earnings went from a loss of $213.1 million in 2005 to earnings of $164.6 million in 2006. This performance was driven by higher metal prices and a reduced impairment charge of $nil in 2006 on assets and goodwill, compared to a charge of $180.6 million in 2005.

Net gains on the disposals of assets and investments of $47.4 million in 2006 also contributed to improved operating earnings. Net gains of $6.0 million were recorded in 2005. Net earnings of $165.8 million, or $0.47 per share, were also impacted by a tax provision of $25.9 million, as compared to a recovery of taxes of $12.9 million in 2005, when a loss of $216.0 million, or $0.63 per share, was reported.

General and administrative costs increased to $52.1 million in 2006 from $45.3 million as a result of stock-based compensation expenses, a stronger Canadian dollar and costs associated with new hires.

Segment Earnings (Loss)

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
(in millions)	2007	2006	2005	Change	% Change(f)	Change	% Change(f)

Fort Knox	$77.3	$77.2	$(124.1)	$0.1	0%	$201.3	nm
Round Mountain	105.1	93.7	26.6	11.4	12%	67.1	252%
Paracatu	38.3	26.0	5.4	12.3	47%	20.6	381%
La Coipa	58.7	25.1	(2.4)	33.6	134%	27.5	nm
Maricunga(a)	39.5	22.1	1.7	17.4	79%	20.4	1200%
Kettle River	(8.0)	(4.3)	(4.7)	(3.7)	(86)%	0.4	9%
Crixás	29.5	26.2	14.7	3.3	13%	11.5	78%
Porcupine Joint Venture(b)	9.1	18.6	(0.9)	(9.5)	(51)%	19.5	nm
Musselwhite(b)	3.5	(1.2)	(7.7)	4.7	nm	6.5	84%
Julietta(c)	(8.0)	—	—	(8.0)	nm	—	nm
Other operations(d)	(13.5)	(19.8)	3.8	6.3	32%	(23.6)	nm
Corporate(e)	(104.6)	(99.0)	(125.5)	(5.6)	(6)%	26.5	21%
Total	$226.9	$164.6	$(213.1)	$62.3	38%	$377.7	nm

(a)       Includes results of operations from the additional 50% of the Maricunga mine acquired from Bema on February 27, 2007.

(b)       Segment was sold as of December 21, 2007 as part of the asset purchase and sale agreement with Goldcorp.

(c)        Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007.

(d)       Other operations include the Kubaka mine.

(e)        Corporate and other includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, and other operating costs.

(f)           “nm” means not meaningful.

Results of Operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
	2007	2006	2005	Change	% Change	Change	% Change

Operating Statistics
Tonnes ore mined (000’s)	20,518	14,514	12,683	6,004	41%	1,831	14%
Tonnes processed (000’s)	12,722	13,462	13,050	(740)	(5)%	412	3%
Grade (grams/tonne)	0.96	0.90	0.90	0.06	7%	—	0%
Recovery	86.6%	85.7%	86.9%	0.9%	1%	(1.2)%	(1)%
Gold equivalent ounces:						—
Produced	338,459	333,383	329,320	5,076	2%	4,063	1%
Sold	330,977	342,455	320,771	(11,478)	(3)%	21,684	7%

Financial Data (in millions)						—
Metal sales	$230.0	$208.3	$143.1	$21.7	10%	$65.2	46%
Cost of sales(a)	113.9	102.9	88.1	11.0	11%	14.8	17%
Accretion and reclamation expense	1.1	1.3	1.1	(0.2)	(15)%	0.2	18%
Depreciation, depletion and amortization	32.2	25.0	34.8	7.2	29%	(9.8)	(28)%
	82.8	79.1	19.1	3.7	5%	60.0	314%
Exploration	4.4	1.4	0.6	3.0	214%	0.8	133%
Impairment charge	—	—	141.8	—	—	(141.8)	nm
Other	1.1	0.5	0.8	0.6	120%	(0.3)	(38)%
Segment Earnings (loss)	$77.3	$77.2	$(124.1)	$0.1	0%	$201.3	nm

(a)       Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(b)       “nm” means not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2007 vs. 2006

During 2007 the quantity of ore mined increased 41% over 2006 levels as lower grade ore was stockpiled in 2007, to be used in the heap leach process once the new leach pad is constructed and commissioned. Tonnes of ore processed decreased 5% in 2007 but a higher grade and recovery rate were achieved, due to improved mine sequencing and planning, as compared to 2006. Overall, this resulted in a 2% increase in ounces produced in 2007 compared to 2006. Gold equivalent ounces sold were down 3% from 342,455 ounces in 2006 to 330,977 ounces in 2007. This was primarily due to a shipment of approximately 12,000 ounces late in 2007 that will be recognized in metal sales in the 2008 fiscal year.

Metal sales revenue increased 10% in 2007 when compared to 2006, reflecting a 17% higher realized gold price as compared to 2006, offset in part by a reduction in the quantity of gold equivalent ounces sold. Cost of sales was negatively impacted by higher costs for consumables, including fuel, power and tires. Depreciation, depletion and amortization expense increased due to the Phase 6 expansion coming into production in late 2006. The increase in exploration costs to $4.4 million reflects the increased drilling activity at Fort Knox. Production in 2008 is expected to decrease as compared to 2007 as the expansion production is not expected to come on line until after 2008.

2006 vs. 2005

The quantity of ore processed at Fort Knox remained relatively constant from 2005 through 2006, with stockpiles utilized in 2006 to maintain throughput of the mill. The decrease in the recovery rate from 86.9% in 2005 to 85.7% in 2006, resulted from processing ore from Phase 5, which is a lower recovery ore than the Phase 4 ore processed in 2005. Gold equivalent ounces increased 7% from 2005 levels, and combined with a higher gold price in 2006 resulted in sales revenues increasing 46% to $208.3 million from $143.1 million in 2005.

Cost of sales increases of 17% reflect the fact that more tonnage was mined to extract the same quantity of metal in 2005 and there were higher costs, particularly for electricity, fuel and costs of consumables. Depreciation, depletion and amortization expense was $25.0 million, down 28% from $34.8 million, reflecting the impact of the write down of property, plant and equipment taken in 2005. This decrease was partly offset by increases to the cost base with over $40.0 million in capital expenditures in 2005 and 2006. Exploration spending increased to $1.4 million reflecting continuing efforts to extend the life of the mine.

Round Mountain (50% ownership and operator) – USA

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
	2007	2006	2005	Change	% Change	Change	% Change

Operating Statistics(b)
Tonnes ore mined (000’s)(a)	23,385	21,488	29,002	1,897	9%	(7,514)	(26)%
Tonnes processed (000’s)(a)	36,990	43,436	61,696	(6,446)	(15)%	(18,260)	(30)%
Grade (grams/tonne)	0.51	0.65	0.64	(0.14)	(22)%	0.01	2%
Gold equivalent ounces:
Produced	302,971	335,115	373,947	(32,144)	(10)%	(38,832)	(10)%
Sold	300,222	349,497	367,581	(49,275)	(14)%	(18,084)	(5)%

Financial Data (in millions)
Metal sales	$208.2	$211.7	$164.0	$(3.5)	(2)%	$47.7	29%
Cost of sales(c)	94.9	99.4	93.7	(4.5)	(5)%	5.7	6%
Accretion and reclamation expense	0.6	1.7	1.8	(1.1)	(65)%	(0.1)	(6)%
Depreciation, depletion and amortization	6.2	11.9	39.5	(5.7)	(48)%	(27.6)	(70)%
	106.5	98.7	29.0	7.8	8%	69.7	240%
Exploration	1.4	5.0	2.4	(3.6)	(72)%	2.6	108%
Segment earnings	$105.1	$93.7	$26.6	$11.4	12%	$67.1	252%

(a)       Tonnes of ore mined/processed represents 100% of mine production.

(b)       Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)        Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. (“Echo Bay”) on January 31, 2003.

2007 vs. 2006

The pit expansion in 2006 contributed to an additional 9% of tonnes of ore mined in 2007 compared to 2006. However, the tonnes of ore processed decreased by 15% as remaining stockpiles were used, and the grade declined to 0.51 grams per tonne from 0.65 grams per tonne in 2006 resulting in an overall reduction in gold equivalent ounces produced of 10% from 2006 levels. These factors led to a decrease in gold equivalent ounces sold to 300,222 ounces from 349,497 ounces in 2006.

Despite the 14% decrease in gold equivalent ounces sold, metal sales revenue decreased only 2% to $208.2 million in 2007 as compared to $211.7 million in 2006 due primarily to a 17% increase in realized gold price. Cost of sales in 2007 was down $4.5 million or 5% lower than in 2006 reflecting the lower number of gold equivalent ounces sold, offset in part by higher costs for fuel, price-based royalties, operating materials and labour. Depreciation, depletion and amortization decreased by 48% to $6.2 million in 2007 as reserves were increased, thereby increasing the base upon which the majority of depreciation is calculated. Exploration costs decreased by 72% in 2007 as compared to 2006 as the underground drilling program carried out in 2006 was completed in early 2007. In 2008, production is expected to decrease as the benefits of the expansion efforts will not impact 2008.

2006 vs. 2005

Tonnes of ore mined and processed have declined at Round Mountain as the existing pit has been depleted. The decrease in tonnes processed was reflected in the 10% decrease in gold equivalent ounces produced of 335,115 ounces, from 373,947 ounces in 2005. Gold equivalent ounces were down 5% to 349,497 ounces, but with a higher gold price, revenues increased to $211.7 million, a 29% increase from 2005. Higher costs for energy, primarily in the form of diesel fuel and consumables, resulted in a 6% increase in cost of sales over 2005, despite the lower quantities of ore processed. The decrease in depreciation expense by 70% was related to the increase in the reserves in 2005 which form the basis for depreciation, depletion and amortization changes. Exploration expenditures of $5.0 million were part of the continuing efforts to extend the life of the mine.

La Coipa (100% ownership and operator) - Chile(d)

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
	2007	2006	2005	Change	% Change	Change	% Change(e)

Operating Statistics
Tonnes ore mined (000’s)(a)	3,774	2,751	3,450	1,023	37%	(699)	(20)%
Tonnes processed (000’s)(a)	3,546	5,126	6,496	(1,580)	(31)%	(1,370)	(21)%
Grade (grams/tonne)
Gold	1.11	0.95	1.01	0.16	17%	(0.06)	(6)%
Silver	180.09	94.31	45.07	85.78	91%	49.24	109%
Recovery
Gold	76.1%	79.4%	80.5%	(3.3)%	(4)%	(1.1)%	(1)%
Silver	70.2%	64.4%	54.0%	5.8%	9%	10.4%	19%
Gold equivalent ounces(c):
Produced	197,554	155,180	125,991	42,374	27%	29,189	23%
Sold	193,731	154,192	131,051	39,539	26%	23,141	18%
Silver ounces produced (000’s)	7,548	4,765	2,547	2,783	58%	2,218	87%
Silver ounces sold (000’s)	7,632	4,346	2,856	3,286	76%	1,490	52%

Financial Data (in millions)
Metal sales	$134.7	$94.0	$60.3	$40.7	43%	33.7	56%
Cost of sales(b)	52.1	47.6	45.4	4.5	9%	2.2	5%
Accretion and reclamation expense	1.1	0.9	0.4	0.2	22%	0.5	125%
Depreciation, depletion and amortization	19.6	16.9	15.8	2.7	16%	1.1	7%
	61.9	28.6	(1.3)	33.3	116%	29.9	nm
Exploration	2.7	2.0	1.1	0.7	35%	0.9	82%
Other	0.5	1.5	—	(1.0)	(67)%	1.5	nm
Segment earnings	$58.7	$25.1	$(2.4)	$33.6	134%	27.5	nm

(a)       Tonnes of ore mined/processed represents 100% of mine production.

(b)       Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(c)        Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2007 - 51.51:1, 2006 - 52.28:1, 2005 - 60.79:1.

(d)       On the closing of the Asset Sale and Purchase Agreement with Goldcorp, the Company obtained the remaining 50% ownership in the La Coipa mine.

(e)        “nm” means not meaningful.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX Gold Inc. (“TVX”) on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 50% interest in the mine from Barrick Gold Corporation (“Barrick”), which in turn had acquired the mine with its purchase of Placer Dome Inc. (“Placer Dome”). On December 21, 2007, the Company completed the asset purchase and sale agreement with Goldcorp whereby the interests in the PJV and Musselwhite were sold and the remaining 50% interest in La Coipa was acquired. Therefore, results of operations of La Coipa reflect Kinross’ original 50% interest for the full year in 2007 and the newly acquired 50% from December 22, 2007.

2007 vs. 2006

During 2007, the total tonnes of ore mined increased 37% from 2006 levels due to the Purén pit expansion. Tonnes of ore processed decreased 31% compared to the same period in 2006 due to the need to reduce the rate of processing the higher grade silver-bearing material from the Purén pit. An improved silver grade of 180.09 grams per tonne in 2007 compared to 94.31 grams per tonne in 2006 reflects the high grade obtained from the Purén pit, which was the primary source of ore in 2007 as compared to the La Coipa pit, which was primarily mined in 2006. Overall, the result of higher grade silver and a lower quantity of ore processed was a 27% and 26% increase in gold equivalent ounces produced and sold, respectively, in 2007 as compared to 2006.

The 43% increase in metal sales to $134.7 million in 2007 from $94.0 million in 2006 reflects the increase in gold equivalent ounces sold and a higher realized gold price. Cost of sales increased 9% from 2006 to 2007 due to higher processing costs associated with the Purén pit ore, higher insurance and wage costs and the strengthening of the Chilean peso as compared to the U.S. dollar. Higher depreciation, depletion and amortization costs in 2007 were the result of higher production. The exploration expense increase in 2007 of $0.7 million was primarily due to exploration royalty costs. Levels of production are expected to decrease in 2008 as compared to 2007 as production from the Purén pit declines.

2006 vs. 2005

Gold equivalent production increased 23% from 2005 levels as ore from the Purén deposit came into production at a higher overall grade. With gold equivalent ounces sold increasing 18% to 154,192 ounces and a higher realized gold price, metal sales revenues rose to $94.0 million, up 56% from 2005 revenue of $60.3 million.

Due to higher labour costs, the negative impact of currency exchange rates and high processing costs for Purén ore, total cost of sales was up 5% to $47.6 million. Accretion and reclamation expense increased to $0.9 million reflecting the increased reclamation liability resulting from the mining activity at the Purén pit and the Coipa Norte pit.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) - Brazil

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
	2007	2006	2005	Change	% Change(c)	Change	% Change(c)

Operating Statistics
Tonnes ore mined (000’s)(a)	818	790	755	28	4%	35	5%
Tonnes processed (000’s)(a)	818	790	755	28	4%	35	5%
Grade (grams/tonne)	7.32	7.98	8.32	(0.66)	(8)%	(0.34)	(4)%
Recovery	94.8%	95.3%	95.2%	(0.5)%	(1)%	0.1%	0%
Gold equivalent ounces:
Produced	91,305	97,009	96,212	(5,704)	(6)%	797	1%
Sold	95,822	94,986	93,309	836	1%	1,677	2%

Financial Data (in millions)
Metal sales	$66.2	$57.0	$41.5	$9.2	16%	$15.5	37%
Cost of sales(b)	24.9	17.7	14.1	7.2	41%	3.6	26%
Accretion and reclamation expense	0.1	0.2	0.1	(0.1)	(50)%	0.1	100%
Depreciation, depletion and amortization	9.9	11.2	12.3	(1.3)	(12)%	(1.1)	(9)%
	31.3	27.9	15.0	3.4	12%	12.9	86%
Exploration	1.1	1.5	0.3	(0.4)	(27)%	1.2	400%
Other	0.7	0.2	—	0.5	250%	0.2	nm
Segment earnings	$29.5	$26.2	$14.7	$3.3	13%	$11.5	nm

(a)       Tonnes of ore mined/processed represents 100% of mine production.

(b)       Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(c)        “nm” means not meaningful.

The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goias, Brazil, with the acquisition of TVX on January 31, 2003.

2007 vs. 2006

Tonnes of ore mined and processed increased by 4% in 2007 as compared to 2006, however, grade was 8% lower to 7.32 grams per tonne and recovery was 1% lower. This led to an overall decrease in gold equivalent production of 6%.

Metal sales revenue increased by 16% to $66.2 million primarily as a result of a higher realized gold price. Cost of sales increased by 41% to $24.9 million due to higher labour, consumable and equipment maintenance costs, and a 17% appreciation of the Brazilian real against the U.S. dollar. Accretion and reclamation expense and depreciation, depletion and amortization expense remained relatively constant from 2006 to 2007. Exploration costs decreased by $0.4 million in 2007 as compared to 2006. In 2008, production at Crixás is expected to remain at levels consistent with those achieved in 2007.

2006 vs. 2005

Tonnes of ore processed, grades and recovery rates remained relatively constant over 2006 and 2005 with gold equivalent production and sales of 97,009 ounces and 94,986 ounces, respectively. Higher gold prices in 2006 were reflected in a 37% increase in revenue to $57.0 million while cost of sales increased 26% to $17.7 million, the result of higher consumable costs and an 11% appreciation of the Brazilian real against the U.S. dollar. Depreciation, depletion and amortization remained relatively constant year-over-year.

Paracatu (100% ownership and operator) - Brazil

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
	2007	2006	2005	Change	% Change	Change	% Change

Operating Statistics
Tonnes ore mined (000’s)	19,883	17,637	17,157	2,246	13%	480	3%
Tonnes processed (000’s)	19,285	18,137	16,945	1,148	6%	1,192	7%
Grade (grams/tonne)	0.37	0.38	0.42	(0.01)	(3)%	(0.04)	(10)%
Recovery	76.1%	76.8%	78.2%	(0.7)%	(1)%	(1.4)%	(2)%
Gold equivalent ounces:
Produced	174,987	174,254	180,522	733	0%	(6,268)	(3)%
Sold	175,009	173,821	177,806	1,188	1%	(3,985)	(2)%

Financial Data (in millions)
Metal sales	$121.7	$104.1	$79.0	$17.6	17%	$25.1	32%
Cost of sales(a)	65.2	57.7	50.0	7.5	13%	7.7	15%
Accretion and reclamation expense	0.7	0.9	0.7	(0.2)	(22)%	0.2	29%
Depreciation, depletion and amortization	13.2	12.5	17.0	0.7	6%	(4.5)	(26)%
	42.6	33.0	11.3	9.6	29%	21.7	192%
Exploration	0.7	1.5	5.2	(0.8)	(53)%	(3.7)	(71)%
Other	3.6	5.5	0.7	(1.9)	(35)%	4.8	686%
Segment earnings	$38.3	$26.0	$5.4	$12.3	47%	$20.6	381%

(a)       Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

2007 vs. 2006

As a result of the decision to mine softer ore in late 2006, tonnes of ore mined and processed increased 13% and 6%, respectively, in 2007 when compared to 2006. This increase in the quantity of softer material gave rise to a slightly lower grade of ore and lower recovery rates, but enabled the mine to maintain gold equivalent production and sales at 2006 levels.

Metal sales increased 17% to $121.7 million reflecting a higher average gold price in 2007 as compared to 2006. Cost of sales increased by $7.5 million in 2007 from the prior year to $65.2 million due to higher costs for labour and consumables, and a 17% appreciation of the Brazilian real against the U.S. dollar. Gold production in 2008 is expected to be approximately 75% to 90% higher than in 2007 as the expansion project is completed and production begins.

2006 vs. 2005

Harder ore at lower grades resulted in a 3% decrease in gold equivalent production to 174,254 ounces in 2006, from 180,522 ounces in 2005. Higher gold prices resulted in a 32% increase in revenue even though gold equivalent sales were down by 2%. The appreciation of the Brazilian real, higher production taxes related to the price of gold and higher costs for labour and consumables pushed cost of sales 15% higher than 2005 to $57.7 million. With the Paracatu expansion project underway, exploration efforts were reduced, resulting in a decrease in expenses to $1.5 million from $5.2 million in 2005. Other expenses increased to provide for tax contingencies.

Musselwhite (0% ownership; Goldcorp 100% and operator) - Canada(d)

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
	2007	2006	2005	Change	% Change	Change	% Change(c)

Operating Statistics
Tonnes ore mined (000’s)(a)	1,326	1,301	1,390	25	2%	(89)	(6)%
Tonnes processed (000’s)(a)	1,326	1,301	1,477	25	2%	(176)	(12)%
Grade (grams/tonne)	5.45	5.51	5.46	(0.06)	(1)%	0.05	1%
Recovery	95.6%	95.4%	95.0%	0.2%	0%	0.4%	0%
Gold equivalent ounces:
Produced	71,229	69,834	79,916	1,395	2%	(10,082)	(13)%
Sold	67,824	71,405	79,919	(3,581)	(5)%	(8,514)	(11)%

Financial Data (in millions)
Metal sales	$47.1	$43.0	$34.9	$4.1	10%	$8.1	23%
Cost of sales(b)	32.6	31.9	26.4	0.7	2%	5.5	21%
Accretion and reclamation expense	0.2	0.2	0.1	—	0%	0.1	100%
Depreciation, depletion and amortization	9.9	10.4	12.5	(0.5)	(5)%	(2.1)	(17)%
	4.4	0.5	(4.1)	3.9	780%	4.6	nm
Exploration	0.9	1.7	1.6	(0.8)	(47)%	0.1	6%
Impairment charge	—	—	2.0	—	nm	(2.0)	nm
Segment earnings (loss)	$3.5	$(1.2)	$(7.7)	$4.7	nm	$6.5	84%

(a)       Tonnes of ore mined/processed represents 100% of mine production.

(b)       Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(c)        “nm” means not meaningful.

(d)       Musselwhite was sold on December 21, 2007 as part of the Asset Purchase and Sale Agreement with Goldcorp.

On December 21, 2007, the Company disposed of its interest in Musselwhite as part of the Asset Sale and Purchase Agreement with Goldcorp. The 2007 results for Musselwhite are from January 1, 2007 through to December 21, 2007.

The Company had originally acquired its 31.9% interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, with the acquisition of TVX on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 68.1% interest in the mine from Barrick, which had previously acquired the mine in its purchase of Placer Dome.

2007 vs. 2006

Tonnes of ore mined and processed in 2007 were 2% higher than in 2006, and grade and recovery remained relatively constant. This resulted in production of 71,229 gold equivalent ounces, an increase of 2% from 2006 levels. Gold equivalent ounces sold in 2007 were 67,824 or 5% lower than 2006.

In 2007, metal sales increased 10% to $47.1 million from $43.0 million due to a higher average gold price, offset in part by the reduction in gold equivalent ounces sold. Cost of sales remained consistent with only a 2% increase in 2007 as compared to 2006. Accretion and reclamation expense, and depreciation, depletion and amortization expenses remained relatively constant in 2007 as compared to 2006, with a decrease in depreciation, depletion and amortization expenses of 5%.

2006 vs. 2005

Production at Musselwhite was down 13% to 69,384 gold equivalent ounces due to reduced availability of labour and equipment. Revenue increased 23%, a result of a higher realized gold price to $43.0 million from $34.9 million in 2005, even though gold equivalent ounces sold were down 11% from the prior year. Depreciation expense was lower due to an increase in reserves in 2005.

Porcupine (0% interest; Goldcorp 100% and operator) - Canada(d)

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
	2007	2006	2005	Change	% Change	Change	% Change(c)

Operating Statistics
Tonnes ore mined (000’s)(a)	24,460	20,348	5,443	4,112	20%	14,905	274%
Tonnes processed (000’s)(a)	3,924	4,218	4,266	(294)	(7)%	(48)	(1)%
Grade (grams/tonne)	2.47	2.55	2.95	(0.08)	(3)%	(0.40)	(14)%
Recovery	94.2%	92.5%	92.6%	1.7%	2%	(0.1)%	(0)%
Gold equivalent ounces:
Produced	144,062	156,735	183,976	(12,673)	(8)%	(27,241)	(15)%
Sold	136,005	161,196	179,585	(25,191)	(16)%	(18,389)	(10)%

Financial Data (in millions)
Metal sales	$93.3	$97.5	$80.8	$(4.2)	(4)%	$16.7	21%
Cost of sales(b)	66.9	59.9	50.7	7.0	12%	9.2	18%
Accretion and reclamation expense	1.7	2.0	11.8	(0.3)	(15)%	(9.8)	(83)%
Depreciation, depletion and amortization	10.3	11.8	14.8	(1.5)	(13)%	(3.0)	(20)%
	14.4	23.8	3.5	(9.4)	(39)%	20.3	580%
Exploration	5.1	4.9	3.5	0.2	4%	1.4	40%
Other	0.2	0.3	0.9	(0.1)	(33)%	(0.6)	(67)%
Segment earnings (loss)	$9.1	$18.6	$(0.9)	$(9.5)	(51)%	$19.5	nm

(a)       Tonnes of ore mined/processed represents 100% of mine production.

(b)       Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(c)        “nm” means not meaningful.

(d)       The Porcupine Joint Venture was sold on December 21, 2007 as part of the Asset Sale and Purchase Agreement with Goldcorp.

On December 21, 2007, the Company disposed of its interest in the PJV as part of the asset purchase and sale agreement with Goldcorp. The 2007 results for PJV are from January 1, 2007 through to December 21, 2007.

The Company had formed the PJV on July 1, 2002, with a wholly-owned subsidiary of Placer Dome. The formation of the joint venture combined the two companies’ gold mining operations in the Porcupine district of Timmins, Ontario. In the second quarter of 2006, Goldcorp acquired the 51% interest in the joint venture from Barrick which, in turn, had acquired its interest in its purchase of Placer Dome.

2007 vs. 2006

Tonnes of ore mined at PJV in 2007 increased 20% over 2006 levels, however, tonnes processed were 7% lower due to ongoing operating problems. Grade was 3% lower and recovery was 2% higher in 2007 when compared to 2006. This resulted in an overall decrease in gold equivalent ounces produced to 144,062 ounces, which is an 8% decrease from 2006. Gold equivalent ounces sold were 16% lower in 2007 as compared to 2006 as a result of lower gold production.

Due to the reduction in gold equivalent ounces sold in 2007, metal sales were 4% lower than in 2006, even with a higher realized gold price. Cost of sales rose 12% in 2007 compared to the prior year, a result of a strengthening Canadian dollar as compared to the U.S. dollar, and higher costs for energy and consumables. Accretion and reclamation expense was $0.3 million lower, and depreciation, depletion and amortization decreased $1.5 milllion in 2007 when compared to 2006.

2006 vs. 2005

Gold equivalent production was down 15% as the mine transitioned activities from the Dome pit to the lower grade Pamour pit as planned. Lower production levels at lower grades resulted in a 10% decline in gold equivalent ounces sold to 161,196 ounces in 2006 from 179,585 ounces in 2005. Despite the decrease, revenue increased 21% due to higher gold prices. Cost of sales was negatively impacted by the 6% appreciation of the Canadian dollar relative to the U.S. dollar, plus higher energy and consumable costs. Accretion and reclamation expenses were down to $2.0 million from $11.8 million in 2005 due to an additional charge taken in 2005. Exploration costs of $4.9 million were up slightly from 2005 as efforts continued to expand reserves and resources.

Maricunga (100% ownership and operator; 2006 - 50% ownership and operator) - Chile(d)

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
	2007	2006	2005	Change	% Change(e)	Change	% Change(c)

Operating Statistics(c)(d)
Tonnes ore mined (000’s)(a)	14,333	14,832	5,800	(499)	(3)%	9,032	156%
Tonnes processed (000’s)(a)	13,691	14,721	5,800	(1,030)	(7)%	(8,921)	154%
Grade (grams/tonne)	0.73	0.70	0.83	0.03	4%	0.13	(16)%
Gold equivalent ounces:
Produced	205,750	116,868	30,580	88,882	76%	86,288	282%
Sold	204,922	115,198	30,575	89,724	78%	84,623	277%

Financial Data (in millions)
Metal sales	$144.6	$69.7	$14.6	$74.9	107%	55.1	377%
Cost of sales(b)	91.7	39.3	9.6	52.4	133%	29.7	309%
Accretion and reclamation expense	0.3	(1.0)	0.2	1.3	(130)%	(1.2)	(600)%
Depreciation, depletion and amortization	11.9	7.0	0.2	4.9	70%	6.8	3400%
	40.7	24.4	4.6	16.3	67%	19.8	430%
Exploration	1.2	1.8	—	(0.6)	(33)%	1.8	nm
Impairment charge	—	0.5	—	(0.5)	(100)%	0.5	nm
Other	—	—	2.9	—	nm	(2.9)	(100)%
Segment earnings	$39.5	$22.1	$1.7	$17.4	79%	$20.4	1200%

(a)       Tonnes of ore mined/processed represents 100% of mine production.

(b)       Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(c)        Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(d)       The results (excluding tonnes ore mined and processed) reflect the Company’s 50% ownership up to February 27, 2007 and 100% ownership thereafter.

(e)        “nm” means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapo, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga from Bema. Therefore, the Company now reports Maricunga’s results from operations on a 100% basis from February 28, 2007. After a suspension of mining activities from 2001 to 2005, the Maricunga mine went into production in the second half of 2005 and achieved its targeted production rate in November 2005. As a result, comparative amounts from 2005 are not meaningful.

2007 vs. 2006

Total tonnes of ore mined at Maricunga decreased 3% in 2007 from 2006 levels. Tonnes processed, however, were down 7% in the same period as a result of weather-related closures in the second and third quarters of 2007 and conveyor repairs, resulting in 16 lost days of production. The Maricunga mine produced 205,750 gold equivalent ounces to Kinross’ account in 2007. This is a 76% increase over the prior year due primarily to the acquisition of the remaining 50% of Maricunga from Bema in February of 2007, offset in part by the lost production. On a 50% basis, however, production was lower by 4% when compared to 2006. On a 50% basis, the increase in gold equivalent ounces sold resulting from the acquisition of Bema was offset in part by lower production.

Metal sales revenue increased to $144.6 million from $69.7 million in 2006, because of higher gold prices and the additional ounces sold on Kinross’ account due to the acquisition from Bema. On a 100% basis, revenue increased 11%. Cost of sales was also higher on a 100% basis, increasing 12%. Cost of sales increased to $91.7 million in 2007 from $39.3 million in 2006, due to the costs resulting from the addition of production due to the Bema acquisition and the increased cost of consumables. Depreciation, depletion and amortization decreased 6% on a 100% basis from 2006 to 2007 due to increases in the reserves, upon which the depreciation and depletion is determined. Exploration expenses in 2007 were down 33% from 2006 levels as exploration efforts were reduced in 2007. In 2008, production at Maricunga is expected to increase from 2007 levels, primarily due to lost production in 2007 related to poor weather conditions.

2006 vs. 2005

The Maricunga mine produced 116,898 gold equivalent ounces in 2006 as a full year of production was achieved, compared to 30,580 gold equivalent ounces in the last few weeks of 2005. Metal sales revenue was $69.7 million on 115,198 gold equivalent ounces, up from $14.6 million in 2005. Cost of sales reflects this increased production and higher costs for energy and consumables. Depreciation, depletion and amortization increased as a result of the mine coming into full production.

In 2005, the mine processed 5.8 million tonnes of ore with an average grade of 0.83 gpt, to produce 30,580 ounces of gold to Kinross’ account.

Julietta (90% ownership and operator) - Russia

The Julietta mine was acquired as part of the Bema acquisition and therefore, the results are for the period from February 28, 2007 through December 31, 2007. Gold equivalent production was 63,004 ounces and 71,428 gold equivalent ounces were sold during the ten months ended December 31, 2007. Revenues during the period were $47.2 million and cost of sales was $38.1 million. Accretion expense was $0.2 million, depreciation, depletion and amortization expense was $14.7 million and other net costs of $2.2 million resulted in a loss of $8.0 million.

Kettle River - Buckhorn (100% ownership and operator) - USA

The Kettle River mill in Washington State has been temporarily shut down since November 2005, as all mining activities had been completed. In August 2006, the Buckhorn property was acquired with the purchase of Crown. Efforts are now underway to re-commission the Kettle River mill and mine the Buckhorn property. All permits and approvals that are required to complete the development of the project and commence commercial mining operations at the Buckhorn property have been received. However, certain opponents of the mine have appealed certain permits and approvals. Certain state and local permits, and the State Supplemental Environmental Impact Statement (“State Appeal”) have been appealed. Also being appealed are the United States Forest Service’s Final Environmental Impact Statement, Record of Decision and Plan of Operations (“Federal Appeal”). These appeals are scheduled to be heard by the Washington State Environmental and Land Use Hearings Board (State Appeal) and the Federal District Court for the Eastern District of Washington (Federal Appeal) in the second quarter of 2008. Any decisions on these appeals can be further appealed.

It is possible that mine opponents could seek injunctions or stays that would prevent the Company from conducting operations under the State or Federal permits. The Company would vigorously oppose any such attempt and believes that reasonable grounds for any such opposition exist. The mine opponents’ motion for a preliminary injunction preventing activities on federal ground has already been denied in Federal District Court.

While it would be premature to predict the outcome of these appeals at this stage of the proceedings, the Company will vigorously defend these appeals and believes it has reasonable defenses to the appeals.

There have been no mining activities at Kettle River since the mine was temporarily shut down. In 2005, gold equivalent production was 68,146 ounces. In 2007, limited pillar recovery operations were undertaken at K2 in preparation to place the mine on care and maintenance. Approximately 15,000 contained gold ounces were stockpiled pending resumption of mill operations in conjunction with the Buckhorn mine.

Other Operating Segments

Kubaka (98.1% ownership and operator) - Russian Federation

Kinross held an interest in the Kubaka mine, located in the Magadan Oblast in the far eastern Russian Federation since 1998, and on February 28, 2003 increased its ownership interest to 98.1%.

All mining activity at Kubaka was completed by June 2005, and remaining stockpiles had been processed by the third quarter of 2006. During 2006, materials and supplies inventory was written down by $7.6 million. Kubaka is reported with Other operations for segment reporting purposes.

On January 25, 2008, the Company’s wholly-owned subsidiary, Kinam Magadan Gold Corporation (“Kinam Magadan”) sold all of its shares in OAO Omolon Gold Mining Company (“Omolon”) to OAO Polymetal (“Polymetal”). Omolon’s assets included the Kubaka mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation.

Exploration and Business Development Expense

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
(in millions)	2007	2006	2005	$ Change	% Change	$ Change	% Change

Exploration and business development	$47.3	$39.4	$26.6	$7.9	20%	$12.8	48%

2007:  Exploration and business development expenses increased 20% from 2006 to $47.3 million. Of this, $15.0 million was spent on Kinross-owned and operated properties and an additional $9.8 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Maricunga, Fort Knox, Paracatu and La Coipa. The balance of the costs incurred in 2007 were for exploration projects, corporate costs and technical services costs.

Exploration and business development expenditures in 2008 are expected to increase to $60.0 million to ensure that there is a pipeline of projects to replace and build on the reserves and resources by focusing on greenfield exploration and project exploration activities. These exploration expenditures are expected to be allocated 29% to Andean countries, 17% to Brazil, 20% to North America, 14% to the Russian Federation and the balance to corporate exploration activities.

2006:  Exploration and business development expenses increased 48% from 2005 to $39.4 million. Of this, $13.5 million was spent on Kinross-owned properties and an additional $10.1 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Maricunga, Fort Knox, Paracatu, the Porcupine Joint Venture, La Coipa and Crixás.

2005:  Exploration expenditures in 2005 focused primarily on mine exploration. The two highest priorities were the resource expansion project at Paracatu and the pit expansion at Round Mountain. During 2005, the Company spent $5.2 million at Paracatu and $2.4 million at Round Mountain. Exploration expenditures at the other Company-operated mines included $2.3 million at Kubaka, $0.6 million at Fort Knox and $0.4 million at Kettle River-Buckhorn. The Company’s share of exploration expenditures at non-operated joint venture properties included $3.5 million at Porcupine, $1.6 million at Musselwhite, $1.1 million at La Coipa and $0.3 million at Crixás.

General and Administrative

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
(in millions)	2007	2006	2005	$ Change	% Change	$ Change	% Change

General and administrative	$69.6	$52.1	$45.3	$17.5	34%	$6.8	15%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, the Russian Federation, Brazil and Chile.

General and administrative costs increased to $69.6 million in 2007 from $52.1 million in 2006. The increase was primarily due to higher performance-based compensation costs, appreciation of the Canadian dollar to the U.S. dollar, costs related to the Bema acquisition in February, additional travel and consulting fees and higher personnel and technology costs.

Most of the Company’s general and administrative expenses are incurred in currencies other than the U.S. dollar, and in particular the Canadian dollar. Therefore, the continued weakening of the U.S. dollar has negatively impacted general and administrative expenses. General and administrative expenses are expected to be approximately $80 million in 2008, primarily due to the stronger Canadian dollar and higher personnel costs.

Increases in general and administrative costs from 2005 to 2006 were primarily the result of increases in stock-based compensation expense, higher personnel costs and appreciation of the Canadian dollar against the U.S. dollar.

Impairment of Goodwill and Property, Plant and Equipment

Goodwill

The Company evaluates its carrying value of goodwill at least once each year. The test for impairment of goodwill is discussed further in the “The Carrying Value of Goodwill” in the Critical Accounting Policies and Estimates section below. In both 2007 and 2006, no impairment of goodwill was recorded. During 2005, goodwill impairment totaled $8.7 million, which related to the Musselwhite mine and the Aquarius property. A summary of impairment charges to goodwill is as follows:

	Years ended December 31,
(in millions)	2007	2006	2005

Goodwill Impairment Charges
Musselwhite	$—	$—	$2.0
Aquarius	—	—	6.7
Total	$—	$—	$8.7

Property, Plant and Equipment

The impairment test of property, plant and equipment is a test of recoverability and is conducted if events occur that indicate that an asset’s carrying value may be impaired. The test of the carrying value of property, plant and equipment is discussed further in the “The Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other” in the Critical Accounting Policies and Estimates section below. No impairment analysis of property plant and equipment was conducted in 2007 as no events indicated that the carrying value may be impaired. The Company utilized the same methodology as in 2006 and 2005, using nominal prices and cost assumptions, reflecting inflation and currency impacts. The gold price and other relevant assumptions were based on external market data.

The following is a breakdown of the impairments related to property, plant and equipment for the years ended December 31, 2007, 2006 and 2005:

	Years ended December 31,
(in millions)	2007	2006	2005

Property, plant and equipment Impairment Charges
Fort Knox	$—	$—	$141.8
Aquarius – exploration project	—	—	30.1
	$—	$—	$171.9

There were no impairment of property, plant and equipment or goodwill expenses recorded in 2007 or 2006. In 2005, an impairment charge of $141.8 million was recorded at Fort Knox as a result of a strategic review conducted on the Fort Knox operation. The True North and Gil deposits were reclassified from reserves to resources, the Company decided to withdraw from the Ryan Lode project, which previously had been included in reserves, and design changes were made to the Fort Knox pit.

Following the Company’s decision to dispose of the Aquarius exploration property in the third quarter of 2005, an impairment charge of $30.1 million was recorded against property, plant and equipment plus a $6.7 million charge against goodwill.

Other income (expense) -net

Other income (expense) was $189.6 million in 2007, compared with $27.6 million in 2006 and ($15.1) million in 2005.

	For the year ended December 31,			2007 vs. 2006		2006 vs. 2005
	2007	2006	2005	$ Change	% Change	$ Change	% Change

Impairment of investments and other assets	$(1.3)	$(10.5)	$(4.1)	$9.2	(88)%	$(6.4)	156%
Gain on sale of assets and investments – net	184.6	47.4	6.0	137.2	289%	41.4	690%
Interest income and other	15.2	$7.1	7.0	8.1	114%	0.1	1%
Interest expense	(6.8)	(6.9)	(6.8)	0.1	(1)%	(0.1)	1%
Foreign exchange losses	(36.4)	(9.5)	(14.0)	(26.9)	283%	4.5	(32)%
Non-hedge derivative gains (losses)	34.3	—	(3.2)	34.3	nm	3.2	nm
Other income (expense) – net	$189.6	$27.6	$(15.1)	$162.0	(587)%	$42.7	(283)%

“nm” means not meaningful.

Kinross continues to dispose of non-core assets that are identified in the strategic assessment of our portfolio. In 2007, total gains on disposal of assets and investments were $184.6 million. The majority of the gain was $138.3 million, which was the result of the sale of PJV and Musselwhite pursuant to the asset purchase and sale agreement with Goldcorp. The remainder was the result of the sales of the Bell Creek Mine ($7.6 million) by the PJV, the investment in Anatolia Minerals Development Ltd. ($30.7 million), Haile Mine Assets ($1.4 million) and the Lupin mine ($6.5 million).

In 2006, total gains on disposal of assets and investments were $47.4 million. These gains were the result of the disposition of the New Britannia mine ($8.9 million), the Blanket mine ($2.9 million), the George/Goose Lake property ($1.6 million) and other properties ($1.1 million). Gains of $31.3 million and $1.6 million were recorded on the disposal of investments in Katanga and Bolder, respectively.

The Company disposed of certain non-core assets in 2005, realizing a net gain totaling $6.0 million. Of this amount, $4.7 million related to the sale of a portion of its interest in KF Ltd. The investment in KF Ltd. is discussed further under “Related Party Transactions”. Kinross also sold its position in Cumberland Resources Ltd. and various other equity holdings.

Interest and other income increased to $15.2 million in 2007 from $7.1 million in 2006 as a result of higher average cash balances throughout the year. Interest expense has remained relatively constant since 2005, due to lower debt levels and an increase in capitalized interest, offset by higher interest rates in 2007. The Company capitalized interest totaling $31.4 million in 2007 and $3.7 million in 2006 relating to capital expenditures at Kupol, Fort Knox, Kettle River, Round Mountain and Paracatu. In 2006, capitalized interest of $3.7 million related to capital expenditures at Fort Knox, Round Mountain and Paracatu. Interest and other income is expected to be higher in 2008 due to higher cash balances. Interest expense is expected to increase as a result of the new convertible debentures that were issued in January 2008, higher debt balance, and less capitalized interest. A foreign exchange loss of $36.4 million was recorded in 2007, compared with a loss of $9.5 million in 2006 and $14.0 million in 2005. The loss on foreign exchange was largely the result of the impact of strengthening foreign currencies on net monetary liabilities in the Company’s non-U.S. operations.

Kinross maintains a no-hedging policy on gold and silver sales. However, the Company has, from time to time, generated premiums through the sale of gold call options. Non-hedge derivative gains and losses relate to the mark-to-market movement on these gold call options. In 2007, non-hedge derivative gains were $34.3 million as a result of mark-to-market adjustments on hedges acquired as part of the Bema acquisition. At December 31, 2007, the Company had 36,500 gold call options sold at a strike price of $468 per ounce, gold forward contracts for 876,400 ounces at an average strike price of $630 per ounce and silver forward contracts for 10.8 million ounces at an average strike price of $10.71 per ounce. During the year ended December 31, 2006, the Company closed out call options resulting in a pre-tax loss of $8.2 million such that there were no written call options outstanding as at December 31, 2006. During 2005, the liability on call options sold increased by $3.2 million. During 2007, unrealized gains and losses on contracts when the derivative contracts are marked-to-market are recorded in Other comprehensive income where the Company has achieved hedge accounting, and in current period earnings where hedge accounting has not been achieved. In 2006, unrealized gains and losses were recorded into income in the period.

The following is a breakdown of the impairments recorded against the Company’s assets and investments for the three years ended December 31, 2007:

	Years ended December 31,
	2007	2006	2005

Investment Impairment Charges
Crixás’ taxes receivable	$—	$—	$3.4
Marketable securities and long-term investments	1.3	10.5	0.7
	$1.3	$10.5	$4.1

During the last quarter of 2007, the Company determined that the decline in the market value of its holdings of Rolling Rock Resources Corporation (“Rolling Rock”), which were acquired as part of the Bema acquisition, were other-than-temporary and the investment was written down by $1.3 million.

During the last quarter of 2006, the Company determined that the decline in the market value of its holdings of St Andrew Goldfields shares and warrants and Caledonia Mining Corporation shares were other-than-temporary. As a result, long-term investments were impaired by $10.5 million.

An impairment charge of $3.4 million was recorded in the fourth quarter of 2005, following the determination that a tax receivable was unrecoverable by the Crixás mine.

Income and Mining Tax Expense

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Russia. The Company recorded tax provisions of $73.8 million and $25.9 million on earnings before taxes and other items of $416.5 and $192.2 million in 2007 and 2006, respectively, and a recovery of $12.9 million for income and mining taxes in 2005 on losses before tax and other items of $228.2 million. Kinross’ combined federal and provincial statutory tax rate was 34.1% for 2007, 36.1% for 2006 and 38.1% for 2005. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 16 to the consolidated financial statements.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

Related Party Transaction

The Company held 35% of the shares of KF Ltd., a company incorporated in the Territory of the British Virgin Islands and was party to a joint venture formed for the purpose of exploiting a mining property in the Democratic Republic of Congo. The remaining shares were held as to 25% by a company controlled by Mr. Arthur Ditto, a former director and officer of the Company, and as to 40% by an unrelated third party.

During 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch for consideration of $4.7 million and the Company recorded a gain on the sale of $4.7 million. The Company also granted Balloch an option to purchase Kinross’ remaining 11.67% interest in KF Ltd. Mr. Ditto owned a 17.1% interest in the outstanding common shares of Balloch and, following its purchase of the interest in KF Ltd., was appointed the President and Chief Executive Officer of Balloch. Mr. Robert M. Buchan, a former officer and director of the Company, was the non-executive Chairman of Balloch. On November 30, 2005, Balloch changed its name to Katanga. On June 27, 2006, the Company received 5,751,000 shares of Katanga in exchange for its 11.67% interest in KF Ltd. On September 8, 2006, Kinross sold the 5,751,000 shares in Katanga for proceeds of $31.4 million, recording a gain of $31.3 million.

7      Liquidity and Capital Resources

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
(in millions)	2007	2006	2005	Change	% Change	Change	% Change

Cash flow:
Provided from operating activities	$341.2	$292.0	$133.7	$49.2	17%	$158.3	118%
Used in investing activities	(336.0)	(173.0)	(121.1)	(163.0)	(94)%	(51.9)	43%
Provided from financing acitvities	379.4	(64.2)	35.7	443.6	691%	(99.9)	(280)%
Effect of exchange rate changes on cash	12.6	1.7	1.4	10.9	641%	0.3	21%
Increase (decrease) in cash and cash equivalents	397.2	56.5	49.7	340.7	603%	6.8	14%
Cash and cash equivalents:
Beginning of year	154.1	97.6	47.9	56.5	58%	49.7	104%
End of year	$551.3	$154.1	$97.6	$397.2	258%	$56.5	58%

Operating Activities

As a result of higher gold and silver prices and an increase in the number of gold equivalent ounces sold in 2007 as compared to 2006, partially offset by a higher cost of sales, cash flow provided from operating activities increased 17% to $341.2 million from $292.0 million in 2006.

Cash flow provided from operating activities in 2006 increased 118% to $292.0 million from $133.7 million in 2005 primarily due to higher gold and silver prices. This increase was partially offset by higher cost of sales, although the actual quantity of gold equivalent ounces was lower in 2006 than in 2005.

Investing Activities

In 2007, net cash used in investing activities was $336.0 million, an increase of $163.0 million from the $173.0 million spent in 2006. Additions to property, plant and equipment in 2007 were $601.1 million compared to $202.9 million in 2006. The following schedule provides a breakdown by segment of the capital expenditures:

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
Capital expenditures	2007	2006	2005	Change	% Change(b)	Change	% Change(b)

Operating segments
Fort Knox	$30.0	$49.9	$44.6	$(19.9)	(40)%	$5.3	12%
Round Mountain	40.3	28.3	5.9	12.0	42%	22.4	380%
Paracatu	225.2	61.8	21.3	163.4	264%	40.5	190%
La Coipa(a)	5.2	7.8	4.9	(2.6)	(33)%	2.9	59%
Maricunga	6.4	4.7	26.2	1.7	36%	(21.5)	(82)%
Kettle River	43.0	16.7	1.7	26.3	157%	15.0	882%
Crixás	11.7	7.8	6.2	3.9	50%	1.6	26%
Porcupine Joint Venture(a)	23.6	19.5	24.7	4.1	21%	(5.2)	(21)%
Musselwhite(a)	12.1	4.7	5.7	7.4	157%	(1.0)	(18)%
Julietta	3.0	—	—	3.0	nm	—	nm
Kupol	191.8	—	—	191.8	nm	—	nm
Other operations	2.4	—	0.2	2.4	nm	(0.2)	nm
Corporate and other	6.4	1.7	1.0	4.7	276%	0.7	70%
Total	$601.1	$202.9	$142.4	$398.2	196%	$60.5	42%

(a)	On December 21, 2007, PJV and Musselwhite were disposed of in exchange for the 50% interest in La Coipa that Kinross did not previously own, in the asset purchase and sale with Goldcorp.

(b)	“nm” means not meaningful.

Capital expenditures in 2007 included costs to construct the Kupol mine in the far eastern Russian Federation, which was acquired as part of the Bema acquisition. The expansion of the Paracatu mine continued in 2007 as did the Buckhorn Project at Kettle River. Fort Knox developed Phase 7 of their planned expansion and also began constructing a heap leach pad.

Capital expenditures in 2006 included costs to continue Phase 6 of the expansion at Fort Knox, the pit expansion and costs related to a new dedicated leach pad at Round Mountain, development of the Paracatu mine and infrastructure costs at Kettle River with the acquisition of Buckhorn.

Capital expenditures during 2005 included costs related to accessing Phase 5 and Phase 6 ore zones at Fort Knox, development of the Pamour pit at the PJV, mine and mill expansion costs at Paracatu, and continuing re-commissioning costs at Maricunga.

During 2007, cash proceeds of $61.8 million were received from the disposal of long-term investments and other assets, compared with proceeds of $33.7 million in 2006 and $19.8 million in 2005. Cash of $28.9 million was used to acquire long-term investments and other assets compared to $13.9 million in 2006 and $16.9 million in 2005. At December 31, 2007, Kinross held long-term investments in resource companies with a carrying value of $127.7 million and at December 31, 2006, held long-term investments in resource companies with a book value of $25.8 million and a market value of $45.7 million.

Primarily as a result of the asset purchase and sale with Goldcorp, the Company received proceeds on the disposition of property, plant and equipment of $232.9 million in 2007, compared to $10.7 million and $10.4 million in 2006 and 2005, respectively.

Financing Activities

Net cash provided from financing activities during 2007 was $379.4 million compared with cash used of $64.2 million in 2006 and net cash provided of $35.7 million in 2005. Proceeds of $216.2 million were received on the issuance of common shares from the exercise of warrants and options in 2007, of which approximately $90.0 million related to former Bema employees. Proceeds from the issuance of debt were $287.7 million in 2007, primarily related to the Paracatu expansion and Kupol projects, compared to $35.3 million and $50.5 million in 2006 and 2005, respectively. During 2007, $88.4 million of debt was repaid, which included the repayment of the amount drawn on the LIBOR loan under the revolving credit facility loan of $60.0 million. In 2006 and 2005, debt of $104.6 million and $16.2 million, respectively, was repaid.

During 2007, $5.6 million of dividends were paid on the convertible preferred shares of Kinam Gold Inc. (“Kinam”), a subsidiary of the Company. No dividends were declared or paid to the holders of the convertible preferred shares of Kinam in 2006, or 2005.

As of March 26, 2008, there were 614,817,514 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 4,452,554 million share purchase options outstanding under its share option plan, 2,920,096 million restricted share rights outstanding under its restricted share plan and 19,815,900 million common share purchase warrants outstanding which are convertible to 8,812,131 million common shares.

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million Convertible Notes due March 15, 2028, after payment of commissions and expenses of the offering. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder’s option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. The Convertible Notes may be convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls below 98% of the amount equal to Kinross’ then prevailing common share price, times the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Convertible Notes will also be convertible on and after December 15, 2027. Holders of the Convertible Notes will have the right to require Kinross to repurchase the Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest to the redemption date, if any.

The Convertible Notes are redeemable by the Company, in whole or in part, for cash at any time after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.

Balance Sheet

Kinross had cash and cash equivalents of $551.3 million at December 31, 2007, an increase of $397.2 million from December 31, 2006. The Company’s net debt position, consisting of long-term debt and preferred shares, less cash and cash equivalents, was $22.9 million at December 31, 2007 which is $32.2 million lower than the net cash position of $49.3 million at the end of 2006. The decrease is due to additional debt to finance the Paracatu expansion, additional debt acquired as a result of the acquisition of Bema and additions to property, plant and equipment for capital projects including the Paracatu expansion, Kupol mine development and the Kettle River-Buckhorn project. Cash flow provided from operating activities increased by $49.2 million to $341.2 million. Non-cash working capital comprised of current assets less cash and cash equivalents and restricted cash increased significantly from $137.6 million at December 31, 2006 to $380.0 million at the end of 2007.

Net property, plant and equipment increased $2.1 billion in 2007 from 2006. This was primarily due to the acquisition of Bema and capital projects at Paracatu, Fort Knox, Kettle River-Buckhorn, and Kupol. Depreciation, depletion and amortization expense was $129.3 million in 2007 compared to $108.3 million in 2006.

The reclamation and remediation obligation is estimated to be $222.4 million at December 31, 2007, compared to $168.4 million at the end of 2006. Reclamation spending totaled $21.1 million in 2007. The net increase in the liability of $54.0 million is the result of the addition of properties acquired through the Bema acquisition, and the additional liability at La Coipa resulting from the asset purchase and sale with Goldcorp. In addition, there were further increases due to higher cost assumptions used in determining the estimated liabilities along with the ongoing development and expansion at various operations. These increases were offset in part by the reduction in the liability related to the disposition of the Lupin mine, Haile, PJV and Musselwhite. At producing mines, increases to estimated reclamation and remediation costs are recorded as an adjustment to the corresponding asset carrying amount. At closed mines, changes to estimates are charged directly to earnings. Accretion and reclamation expense of $10.9 million in 2007 included $1.7 million related to increased cost estimates at mines no longer in production.

Credit Facilities

At December 31, 2007, the Company had in place a three-year revolving credit facility of $300.0 million and a five-and-one half year $200.0 million term loan. The revolving credit facility supports the Company’s liquidity and letters of credit requirements. In July 2007, the term was extended to August 2010. The Company had drawn $146.8 million of this facility in the form of letters of credit and drawn $200.0 million against the Paracatu term loan as at December 31, 2007. The credit facility also includes a $425.0 million Kupol project loan facility acquired as part of the Bema acquisition. As at December 31, 2007, $349.8 million was drawn against this facility. The following table outlines the credit facility utilization as at December 31:

	As at December 31,
(in millions)	2007	2006

Revolving credit facility limit	$300.0	$300.0
Paracatu term loan credit facility limit	200.0	200.0
Kupol project loan credit facility limit	425.0	—
Total credit facility limit	$925.0	$500.0
Letters of credit drawn against revolving credit facility	(146.8)	(187.5)
Draw against Paracatu term loan	(200.0)	(5.0)
Draw against Kupol project loan	(349.8)	—
Credit facility availability as at December 31	$228.4	$307.5

Obligations under the facilities are secured by the assets of the Fort Knox mine as well as by a pledge of shares in various wholly-owned subsidiaries. Pricing is dependent upon the ratio of the Company’s net debt to operating cash flow. Assuming the Company maintains a leverage ratio less than 1.25, interest charges would be as follows:

Interest rates in
Type of Credit	credit facility
Dollar based LIBOR loan	LIBOR plus 1.00%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

Significant financial covenants contained in the credit facility include a minimum tangible net worth of $700.0 million, an interest coverage ratio of 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6.0 million gold equivalent ounces. The Company was in compliance with all covenants as at December 31, 2007.

At December 31, 2007, the Company had Kupol project financing that consists of a project loan (“Project Loan”), and a subordinated loan with the International Finance Corporation (“IFC”). In addition, Bayerische Hypo-und Vereinsbank AG (“HVB”) has provided the Company with a cost overrun facility of $17.5 million. Subsequent to year end, the Company has received a waiver from the project lenders giving Kinross until June 30, 2008 to complete certain conditions precedent, consisting of the pledging of the long-term land lease and registration of the pledge of immovable assets to the Kupol project lenders. In December 2007, the Company entered into a long term lease with Rosimuschestvo (the agency overseeing government property) and the lease was registered with the appropriate authority; however, the Company still needs to arrange to have this pledged as security to the lenders.

The Project Loan consists of Tranche A which has a six-and-one half year term from drawdown, and Tranche B which has a seven-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type, including that EastWest Gold Corporation (“EastWest”), a subsidiary of Kinross, continues to be a guarantor of the Kupol credit facility until the project reaches economic completion. EastWest must maintain a minimum liquidity balance to meet future capital expenditure requirements at Kupol. This declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

The IFC loan of $25.0 million is for the development of the Kupol mine. As at December 31, 2007, $19.8 million was drawn down, and forms part of the Company’s and the Government of Chukotka’s project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight-and-one half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. There are 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares, as a result of the acquisition of Bema. Each warrant entitles IFC to receive 0.4447 of a Kinross share plus CDN $0.01, at a price of $6.61, until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven-year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

Total long-term debt of $564.1 million at December 31, 2007 consists of $197.5 million on the Paracatu term loan, $2.7 million outstanding on the Paracatu short-term loan, capital leases of $14.1 million and Kupol project financing and IFC loan of $330.0 million and $19.8 million, respectively. The Paracatu short-term loan bears an interest rate of 5.81% and is repayable in 30 days. Capital lease payments of $6.1 million and repayment of the $2.7 million Paracatu short-term loan is expected in 2008.

Liquidity Outlook

The two major uses of cash in 2008 as compared with 2007, in addition to operating activities and general and administrative costs, are expected to be:

	As at December 31,
(in millions)	2008	2007

Property, plant and equipment additions	$685.0	$450.0
Exploration and business development	60.0	44.0
	$745.0	$494.0

Exploration costs are discussed further in the “Exploration and Business Development Expense” section under “Consolidated Financial Results”.

Certain letters of credit are expected to be released as various closure properties proceed with final reclamation. However, the exact timing of these releases is uncertain. It is also difficult to predict the specific timing of reductions or further increases in LIBOR-based borrowings. In addition, Kinross anticipates the need for additional bonding requirements.

Kinross had cash and cash equivalents of $551.3 million and $228.4 million available on its credit facilities at December 31, 2007. In addition, with the issuance of $460.0 million of Convertible Notes in January 2008, it is expected that the Company’s existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the operations, exploration, capital and reclamation programs budgeted for 2008.

2008 Capital Additions

Kinross’ capital program is forecast to be approximately $685 million for 2008, which includes $250 million for the Paracatu expansion and deferral of $60 million of capital expense from 2007 into 2008, $100 million for the Kupol project, $90 million at Fort Knox for the heap leach project and Phase 7 pit expansion, $27 million for the Kettle River-Buckhorn project, and $98 million for other growth-related projects. The balance is to be spent for sustaining capital initiatives including a second tailings dam at Paracatu and a new camp and pad expansion at Maricunga.

All amounts represent Kinross’ proportionate share of planned expenditures.

2008 Reclamation Expenditures

Reclamation expenditures in 2008 are forecast to be $10 million. Reclamation is planned at many of the operating mines as well as reclamation and monitoring at sites currently in reclamation.

Contractual Obligations and Commitments

Table of Contractual Obligations:

(in millions)	Total	2008	2009	2010	2011	2012 and beyond

Long-term debt obligations	$552.5	$69.9	148.9	120.2	130.1	83.4
Capital lease obligations	15.1	6.8	8.1	0.2	—	—
Operating lease obligations	13.5	5.2	3.1	2.1	1.6	1.5
Purchase obligations	246.1	170.5	45.0	21.5	9.1	—
Reclamation and remediation obligations	222.4	10.0	8.7	17.0	7.3	179.4
Interest	77.4	32.3	45.1	—	—	—
Total	$1,127.0	$294.7	$258.9	$161.0	$148.1	$264.3

Financial Instruments

Kinross may manage its exposure to fluctuations in commodity prices and foreign exchange rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by its Board of Directors. Kinross’ exposure with respect to foreign exchange is addressed under the section entitled “Risk Analysis – Foreign Currency Exchange Risk” and, with respect to commodities, in the section entitled “Risk Analysis – Commodity Price Risks.”

8      Quarterly Information

	2007				2006
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Metal sales	$281.4	$275.8	$290.1	$245.7	$231.4	$223.6	$252.3	$198.3
Net earnings	$173.1	$39.4	$53.0	$68.5	$41.0	$50.3	$65.6	$8.9
Basic earnings per share	$0.29	$0.07	$0.09	$0.16	$0.11	$0.14	$0.19	$0.03
Diluted earnings per share	$0.28	$0.07	$0.09	$0.15	$0.11	$0.14	$0.19	$0.03
Cash flow provided from operating activities	$72.8	$83.7	$94.5	$90.2	$91.2	$85.8	$94.9	$20.1

During the fourth quarter of 2007, revenue increased to $281.4 million on sales of 356,329 gold equivalent ounces, up from $231.4 million on sales of 375,684 gold equivalent ounces in the same period in 2006. The average spot price was $786 compared to $614 in the fourth quarter of 2006. Cost of sales in the quarter rose to $149.3 million from $119.2 million due to rising fuel, power, labour and other production costs. The strengthening Canadian dollar, Chilean peso and Brazilian real against the United States dollar also increased costs at the Company’s non-U.S. mines.

Accretion and reclamation expense was consistent at $1.8 million in the fourth quarter of 2007 as compared to the same period in 2006. Other items affecting net earnings in the fourth quarter were gains recorded on the asset swap transaction with Goldcorp of $138.3 million and an impairment charge against the investment in Rolling Rock, which was acquired as part of the Bema acquisition, for $1.3 million.

9      Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and accompanying audited financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. There have not been any significant changes in internal controls during 2007.

10  Critical Accounting Policies and Estimates

Kinross’ accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the Company’s consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

•                  Purchase price allocation;

•                  Goodwill and Goodwill Impairment;

•                  Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets;

•                  Long-term investments;

•                  Depreciation, depletion and amortization;

•                  Inventories;

•                  Reclamation and remediation obligations; and

•                  Income and mining taxes

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in the MD&A.

Purchase Price Allocation

Business acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Goodwill and Goodwill Impairment

The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired, is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by gold and silver prices, currency exchange rates, discount rates, level of capital expenditures, interest rates, operating costs and other factors that may be different from those used in determining fair value.

For reporting units that have recorded goodwill, the estimated fair value of each unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value contained within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to current period income.

While the Company believes that the approach used to calculate estimated fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable mineral reserves, as well as the gold price and other assumptions discussed previously, may change significantly from current expectations. For 2007, a reduction in the forecasted gold price used to test impairment of 10% would not have any impact on the value of the goodwill, keeping other variables constant.

Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets

Kinross reviews and evaluates the carrying value of its operating mines and development properties for impairment whenever events or circumstances indicate that the carrying amounts of these assets might not be recoverable. When the carrying amount exceeds the undiscounted cash flow, an impairment loss is measured and recorded. Future cash flows are based on estimated recoverable production as determined from Proven and Probable Reserves and Measured, Indicated and Inferred Resources. Assumptions underlying the cash flow estimates include, but are not limited to, forecasted prices for gold and silver, production levels, and operating, capital and reclamation costs. The fair values of exploration-stage properties are estimated based primarily on recent transactions involving similar properties adjusted for any infrastructure that may already be in place. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Therefore, it is possible that changes in estimates with respect to the Company’s mine plans could occur which may affect the expected recoverability of Kinross’ investments in the carrying value of the assets. The components of the asset impairment charges are discussed in “Impairment of Goodwill and Property, Plant and Equipment” under the “Consolidated Financial Results” section.

Included in the carrying value of property, plant and equipment and mineral properties is value beyond proven and probable reserves (“VBPP”) resulting from Kinross’ acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force (“EITF”) Issue No. 04-3, “Mining Assets: Impairment and Business Combinations,” and has been interpreted differently by different mining companies. The Company’s adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

Long-term Investments

Long-term investments in equity securities are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Other comprehensive income (“OCI”) until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable mineral reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on Proven and Probable Reserves.

Costs to develop new properties, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves, are capitalized. All such costs are depleted using the UOP method based on recoverable ounces to be mined from proven and probable mineral reserves.

Major costs incurred after the commencement of production that represent betterment to the property are capitalized and depleted using the UOP method based on recoverable ounces to be mined from estimated proven and probable mineral reserves from the reserves exposed as a result of these activities.

The calculation of the UOP rate, and therefore the annual depreciation, depletion, and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of proven and probable mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of proven and probable mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Ore on leach pads is ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involves the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Reclamation and Remediation Obligations

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element or accretion reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2007, the undiscounted future cost of reclamation and remediation obligations before inflation was estimated to be $361.4 million. The net present value of estimated future cash outflows for reclamation and remediation obligations was $222.4 million and $168.4 million at December 31, 2007 and 2006, respectively.

Income and Mining Taxes

The Corporation recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion that it believes will, more likely than not, fail to be realized (see Note 16 to the consolidated financial statements). Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes as discussed under the section “Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets”. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Corporation to obtain tax deductions in future periods from deferred income and resource tax assets.

11  Recent Pronouncements and Accounting Changes

Please refer to Note 3 to the December 31, 2007 consolidated financial statements.

12  Risk Analysis

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form which is available on the Company’s web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

Gold Price

The profitability of any gold mining operation in which Kinross has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond Kinross’ control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

Environmental Risks

Kinross’ mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil and Chile are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross’ mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross’ ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Reserve Estimates

The reserve and resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and Probable Reserves at Kinross’ mines and development projects were estimated as of December 31, 2007, based upon a gold price of $550 per ounce of gold. Prior to 2002, gold prices were significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ reserves. Should such reductions occur, material write-downs of Kinross’ investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Operations Outside of North America

Kinross has mining operations and carries out exploration and development activities outside of North America in Russia, Brazil and Chile. There is no assurance that future political and economic conditions in these countries will not result in those countries’ governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital. Changes in any of these areas may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties for which it has obtained exploration, development, and operating rights to date. The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Kinross is subject to the considerations and risks of operating in the Russian Federation. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments. Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Furthermore, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of Kinross’ Russian operations may not coincide with that of management. As a result, tax authorities may challenge transactions and Kinross’ Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years. Kinross mitigates this risk through ongoing communications with the Russian regulators.

In addition, the economies of Russia, Brazil and Chile differ significantly from the economies of Canada and the United States. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development, or to maintain continued operations that economically justify the cost. Kinross endeavours to be in compliance with these regulations at all times.

Title to Properties

The validity of mining claims which constitute most of Kinross’ property holdings in Canada, the United States, Brazil, Chile, and Russia may, in certain cases, be uncertain and are subject to being contested. Kinross’ titles may be defective, particularly related to undeveloped properties.

Certain of Kinross’ United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on United States federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on United States federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements, including the discovery of a valuable mineral deposit.

Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Kinross will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Joint Ventures

Certain of the operations in which Kinross has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Interest Rate Fluctuations

Fluctuations in interest rates can affect Kinross’ results of operations and cash flow. The Company’s credit facilities are subject to variable interest rates.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2008, sensitivity to a 10% change in the gold price is $105 million on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

Gold and Silver Price Risks

Kinross’ net earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired on a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2007, Kinross had gold and silver forward sales contracts, gold spot deferred forward sales contracts and gold written call options outstanding acquired with the acquisition of Bema. Included in the portfolio are gold and silver hedge contracts required as part of the Kupol financing requirements. Kinross does not include these financial instruments in testing for impairment of operating mines, mineral rights, and development properties.

Currency Exchange Risk

Kinross conducts the majority of its operations in the United States, Brazil, Chile and Russia. Currency fluctuations affect the cash flow that Kinross realizes from its operations as gold is sold in U.S. dollars, while expenditures are incurred in U.S. and Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles. Kinross’ results are positively affected when the U.S. dollar strengthens against these currencies and adversely affected when the U.S. dollar weakens against these currencies. Where possible, Kinross’ cash and cash equivalent balances are primarily held in U.S. dollars.

Chilean Pesos

Kinross has interests in the Maricunga and La Coipa mines, both located in Chile. Kinross estimates a 10% change from a budgeted exchange rate of 530 pesos to one U.S. dollar could result in an approximate $9.1 million change in Kinross’ pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $1.0 million change in Kinross’ capital expenditures.

Brazilian Reais

Kinross is a partner in the Crixás mine and the 100% owner of the Paracatu mine, both located in Brazil. Kinross estimates a 10% change from a budgeted exchange rate of 2.00 Brazilian reais to one U.S. dollar could result in an approximate $13.5 million change in Kinross’ pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $20.6 million change in Kinross’ capital expenditures.

Canadian Dollars

Kinross incurs expenses in Canadian dollars for expenses incurred at the Canadian corporate office and for some exploration, and administrative expenses. The Company estimates a 10% change from a budgeted exchange rate of CDN $1.00 per U.S. dollar could result in an approximate $6.3 million change in Kinross’ pre-tax operating earnings.

Russian Roubles

Kinross incurs expenses in Russian roubles for expenses incurred at the Kupol project and Julietta mine. The Company estimates a 10% change from a budgeted exchange rate of RRB 25.0 per U.S. dollar could result in an approximate $10.5 million change in Kinross’ pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $3.2 million change in Kinross’ capital and reclamation expenditures.

Credit Risk

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating. As at December 31, 2007, the Company’s gross credit exposure was $27.5 million and at December 31, 2006, the gross credit exposure was $nil.

Energy Availability Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of Kinross’ mines are in remote locations and energy is a limited resource generally, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River—Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4) permitting and development of the Phase 7 pit expansion and heap leach projects at Fort Knox proceeding on a basis consistent with Kinross’ current expectations; (5) permitting and development of the Kupol gold and silver project proceeding on a basis consistent with Kinross’ current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, will be consistent with Kinross’ current expectations; (7) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar will be approximately consistent with current levels; (8) certain price assumptions for gold and silver; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) production forecasts meet expectations; (11) the accuracy of our current mineral reserve and mineral resource estimates and (12) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements, those in the “Risk Analysis” section hereof, and in the “Risk Factors” section of our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Accordingly, undue reliance should not be placed on forward-looking statements. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company’s material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Annual Report have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Annual Report is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal controls. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

Tye W. Burt	Thomas M. Boehlert
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Toronto, Canada
March 27, 2008

Report of Independent Registered Chartered Accountants

To the Shareholders of Kinross Gold Corporation

We have audited the consolidated balance sheets of Kinross Gold Corporation (“the Company”) as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations, cash flows, common shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 27, 2008

Consolidated Balance Sheets

As at December 31

(expressed in millions of United States dollars, except share amounts)			2007	2006
Assets
Current assets
Cash and cash equivalents	Note 5		$551.3	$154.1
Restricted cash	Note 9		2.4	1.3
Short-term investments			9.9	—
Accounts receivable and other assets	Note 5		95.2	38.1
Inventories	Note 5		242.8	99.5
Unrealized fair value of derivative assets	Note 8		24.0	—
Current assets held for sale	Note 4(vii	)	8.1	—
			933.7	293.0
Property, plant and equipment	Note 5		3,476.3	1,331.0
Goodwill	Note 5		2,014.8	293.4
Long-term investments	Note 5		127.7	25.8
Future income and mining taxes	Note 16		33.3	29.4
Unrealized fair value of derivative assets	Note 8		3.5	—
Deferred charges and other long-term assets	Note 5		136.3	80.9
Long-term assets held for sale	Note 4(vii	)	3.7	—
			$6,729.3	$2,053.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5		$290.1	$161.0
Current portion of long-term debt	Note 9		76.0	17.9
Current portion of reclamation and remediation obligations	Note 10		10.0	28.8
Current portion of unrealized fair value of derivative liabilities	Note 8		29.1	—
Current liabilities of the assets held for sale	Note 4(vii	)	2.2	—
			407.4	207.7
Long-term debt	Note 9		488.1	72.0
Reclamation and remediation obligations	Note 10		212.4	139.6
Unrealized fair value of derivative liabilities	Note 8		266.0	—
Future income and mining taxes	Note 16		465.9	143.8
Other long-term liabilities			20.6	7.5
Long-term liabilities of the assets held for sale	Note 4(vii	)	7.0	—
			1,867.4	570.6
Non-controlling interest			14.0	—
Convertible preferred shares of subsidiary company	Note 12		10.1	14.9
Common shareholders’ equity
Common share capital and common share purchase warrants	Note 13		5,123.6	2,001.7
Contributed surplus			65.4	54.6
Accumulated deficit			(253.1)	(587.1)
Accumulated other comprehensive income	Note 6		(98.1)	(1.2)
			4,837.8	1,468.0
Commitments and contingencies	Note 20
			$6,729.3	$2,053.5
Common shares
Authorized			Unlimited	Unlimited
Issued and outstanding			611,925,266	362,704,112

Signed on behalf of the Board:

John A. Brough Director	John M.H. Huxley Director

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Operations

For the years ended December 31

(expressed in millions of United States dollars, except per share and share amounts)		2007	2006	2005
Revenue
Metal sales		$1,093.0	$905.6	$725.5

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		580.3	481.7	448.1
Accretion and reclamation expense		10.9	33.5	56.0
Depreciation, depletion and amortization		129.3	108.3	167.7
		372.5	282.1	53.7
Other operating costs		28.7	26.0	14.3
Exploration and business development		47.3	39.4	26.6
General and administrative		69.6	52.1	45.3
Impairment charges:
Goodwill	Note 5	—	—	8.7
Property, plant and equipment	Note 5	—	—	171.9
Operating earnings (loss)		226.9	164.6	(213.1)
Other income (expense) – net	Note 5	189.6	27.6	(15.1)
Earnings (loss) before taxes and other items		416.5	192.2	(228.2)
Income and mining taxes (expense) recovery – net	Note 16	(73.8)	(25.9)	12.9
Equity in losses of associated companies		(11.1)	—	—
Non-controlling interest		3.2	0.3	0.1
Dividends on convertible preferred shares of subsidiary		(0.8)	(0.8)	(0.8)
Net earnings (loss)		$334.0	$165.8	$(216.0)
Earnings (loss) per share
Basic		$0.60	$0.47	$(0.63)
Diluted		$0.59	$0.47	$(0.63)
Weighted average number of common shares outstanding (millions)	Note 15
Basic		557.4	352.1	345.2
Diluted		566.1	353.2	345.2

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

For the years ended December 31

(expressed in millions of United States dollars)	2007	2006	2005
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$334.0	$165.8	$(216.0)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	129.3	108.3	167.7
Accretion and reclamation expenses	10.9	33.5	56.0
Impairment charges:
Goodwill	—	—	8.7
Property, plant and equipment	—	—	171.9
Investments and other assets	1.3	10.5	4.1
Gain on disposal of assets and investments – net	(184.6)	(47.4)	(6.0)
Equity in losses of associated companies	11.1	—	—
Unrealized non-hedge derivative losses – net	(30.2)	—	—
Future income and mining taxes	26.4	0.9	(15.0)
Non-controlling interest	(3.2)	(0.3)	(0.1)
Stock-based compensation expense	13.0	10.4	3.1
Unrealized foreign exchange losses and other	5.5	0.9	1.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(6.5)	(10.1)	2.7
Inventories	(10.6)	13.5	(9.9)
Accounts payable and other liabilities	44.8	6.0	(35.4)
Cash flow provided from operating activities	341.2	292.0	133.7
Investing:
Additions to property, plant and equipment	(601.1)	(202.9)	(142.4)
Business acquisitions – net of cash acquired	2.4	(0.6)	—
Proceeds on sale of marketable securities	—	—	0.6
Proceeds from the sale of long-term investments and other assets	61.8	33.7	19.8
Additions to long-term investments and other assets	(28.9)	(13.9)	(16.9)
Proceeds from the sale of property, plant and equipment	232.9	10.7	10.4
Disposals of (additions to) short-term investments	(9.9)	—	7.3
Decrease in restricted cash	6.4	—	0.1
Other	0.4	—	—
Cash flow used in investing activities	(336.0)	(173.0)	(121.1)
Financing:
Issuance of common shares on exercise of options and warrants	216.2	7.6	1.9
Proceeds from issuance of debt	287.7	35.3	50.5
Debt issuance costs	—	(2.5)	(0.5)
Repayment of debt	(88.4)	(104.6)	(16.2)
Dividends paid on convertible shares of subsidiary company	(5.6)	—	—
Settlement of derivative instruments acquired in Bema acquisition	(30.5)	—	—
Cash flow provided from (used in) financing activities	379.4	(64.2)	35.7
Effect of exchange rate changes on cash	12.6	1.7	1.4
Increase in cash and cash equivalents	397.2	56.5	49.7
Cash and cash equivalents, beginning of year	154.1	97.6	47.9
Cash and cash equivalents, end of year	$551.3	$154.1	$97.6

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Common Shareholders’ Equity

For the year ended December 31

(expressed in millions of United States dollars)		2007	2006	2005
Common share capital and common share purchase warrants
Balance beginning of year		$2,001.7	$1,777.6	$1,775.8
Shares issued on acquisition of Bema		2,642.1	—	—
Warrants issued on acquisition of Bema		141.9	—	—
Equity portion of convertible notes acquired on acquisition of Bema		23.7	—	—
Shares issued (cancelled) on acquisition of Crown		(0.4)	205.4	—
Common shares issued for stock-based awards		2.7	16.1	1.9
Transfer from contributed surplus of expired warrants		(0.3)	(0.1)	(0.1)
Transfer from contributed surplus of exercise of options and restricted shares		38.1	—	—
Cash proceeds on options and warrants exercised		216.2	—	—
Conversion of convertible notes		57.9	—	—
Conversion of redeemable retractable preferred shares		—	2.7	—
Balance at the end of the year		$5,123.6	$2,001.7	$1,777.6
Contributed surplus
Balance beginning of year		$54.6	$52.6	$49.4
Stock-based compensation		10.3	1.9	3.1
Options issued on acquisition of Bema		37.9	—	—
Transfer of fair value of expired warrants and options		0.3	0.1	0.1
Transfer of fair value of exercised options and restricted shares		(38.1)	—	—
Transfer from common share capital of fair value of cancelled shares		0.4	—	—
Balance at the end of the year		$65.4	$54.6	$52.6
Accumulated deficit
Balance beginning of year		$(587.1)	$(752.9)	$(536.9)
Net earnings		334.0	165.8	(216.0)
Balance at the end of the year		$(253.1)	$(587.1)	$(752.9)
Accumulated other comprehensive income (loss)
Balance beginning of year		$(1.2)	$(1.2)	$(1.2)
Unrealized gains on long-term investments, net of tax	Note 6	19.9	—	—
Adjusted balance, beginning of year		$18.7	$(1.2)	$(1.2)
Other comprehensive income (loss)	Note 6	(116.8)	—	—
Balance at the end of the year		$(98.1)	$(1.2)	$(1.2)
Total accumulated deficit and accumulated other comprehensive income (loss)		$(351.2)	$(588.3)	$(754.1)
Total common shareholders’ equity		$4,837.8	$1,468.0	$1,076.1

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31

(expressed in millions of United States dollars)		2007	2006	2005
Net earnings (loss)		$334.0	$165.8	$(216.0)
Other comprehensive income (loss), net of tax:	Note 6
Change in fair value of investments(a)		11.8	—	—
Accumulated OCI related to investments sold(b)		(15.3)	—	—
Change in fair value of derivative financial instruments designated as cash flow hedges(c)		(107.3)	—	—
Accumulated OCI related to derivatives settled(d)		(14.2)	—	—
Currency translation adjustment on equity investments(e)		8.2	—	—
Other comprehensive income (loss)		(116.8)	—	—
Total comprehensive income (loss)		$217.2	$165.8	$(216.0)

(a)	Net of tax of $2.1 million (2006 – $nil, 2005 – $nil)
(b)	Net of tax of $nil (2006 – $nil, 2005 – $nil)
(c)	Net of tax of $4.1 million (2006 – $nil, 2005 – $nil)
(d	Net of tax of $1.7 million (2006 – $nil, 2005 – $nil)
(e)	Net of tax of $nil (2006 – $nil, 2005 – $nil)

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

1  Description of Business and Nature of Operations

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross’ gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, and Chile. There were also gold production and exploration activities in Canada, up until December 21, 2007 when the Porcupine Joint Venture (“PJV”) and Musselwhite Joint Venture (“Musselwhite”) were sold by Goldcorp Inc. (“Goldcorp”) in an asset swap transaction. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in foreign currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however many of the factors affecting these risks are beyond the Company’s control.

2  Summary of Significant Accounting Policies

The consolidated financial statements of Kinross have been prepared by management in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) using the following significant accounting policies and are expressed in United States dollars.

i                    Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of the Company and all its subsidiaries and investments. The significant mining properties of Kinross are listed below:

	Location	December 31, 2007	December 31, 2006

Through majority owned subsidiaries (Consolidated)
Fort Knox	USA	100%	100%
Paracatu	Brazil	100%	100%
Maricunga(a)	Chile	100%	50%
La Coipa(b)	Chile	100%	50%
Kettle River	USA	100%	100%
Julietta(c)	Russian Federation	90%	0%
Kupol(c)	Russian Federation	75%	0%
As interests in unincorporated joint ventures (Proportionately consolidated)
Round Mountain	USA	50%	50%
Porcupine(b)	Canada	0%	49%
Musselwhite(b)	Canada	0%	32%
As interests in incorporated joint ventures (Proportionately consolidated)
Crixás	Brazil	50%	50%

(a)	On February 27, 2007, the additional 50% interest was acquired as a result of the Bema Gold Corporation (“Bema”) acquisition.
(b)	On December 21, 2007, the additional 50% interest in La Coipa was acquired and Kinross’ interest in PJV and Musselwhite was sold as a result of the asset purchase and sale with Goldcorp.
(c)	Interests in Julietta and Kupol were acquired with the acquisition of Bema on February 27, 2007.

The financial statements of entities, which are controlled by Kinross through voting equity interests, referred to as subsidiaries, are consolidated. Entities, which are jointly controlled, referred to as joint ventures, are proportionately consolidated.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

2  Summary of Significant Accounting Policies (continued)

ii                Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial instruments, goodwill, long-term investments, reclamation and remediation obligations, provision for income and mining taxes, employee pension costs and post employment benefit obligations.

iii            Functional and reporting currency

The functional currency of the Company and its subsidiaries is the United States dollar. The Company and its subsidiaries and joint ventures operate in the United States, Canada, the Russian Federation, Brazil and Chile.

Monetary assets and liabilities of the Company’s operations denominated in currencies other than the United States dollar are translated into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at average exchange rates throughout the reporting period, with the exception of depreciation, depletion and amortization which is translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in earnings.

The cumulative translation adjustments included in Accumulated other comprehensive income (“AOCI”) relate to unrealized translation gains and losses on the Company’s net investment in self-sustaining operations, including equity-accounted investees that are translated using the current rate method. The exchange gains and losses will become realized in earnings upon the substantial disposition, liquidation or closure of the investment that gave rise to such amounts.

iv              Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

v                  Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

vi              Long-term investments and Impairment of Investments and Other Assets

Long-term investments in equity securities consist of investments that are accounted for using the equity method and investments that are designated as available-for-sale. If the Company can exert significant influence over an investee company, the investment in the investee company is accounted for using the equity method. Investments in companies where Kinross is not able to exert significant influence are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Other comprehensive income (“OCI”) until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

vii          Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated future gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

2  Summary of Significant Accounting Policies (continued)

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

In-process inventories represent materials that are currently in the process of being converted to a saleable product.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads was to be recovered over a period exceeding twelve months, that portion would be classified as long-term.

Finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the average production cost and NRV whereby the average does not exceed three month production costs. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Materials and supplies are valued at the lower of average cost and replacement cost.

Write-downs of inventory resulting from NRV or net replacement impairments are reported in current period costs.

viii      Property, plant and equipment and Impairment of property, plant and equipment

New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for mobile and other equipment range from two to ten years, but do not exceed the related estimated mine life based on Proven and Probable Reserves. Plant and other facilities, used in carrying out the mine operating plan, are depreciated using the unit-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated Proven and Probable Reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated over the remaining useful life of the related asset.

Exploration costs are those expenses that are incurred in gathering the information necessary to determine whether a particular property can become a commercially viable operating mine. Exploration costs are those costs incurred to determine whether a property adjacent to a property with Proven and Probable Reserves has Proven and Probable Reserves whether Inferred Resources can be classified as Measured and Indicated Resources or whether Measured and Indicated Resources can be converted to Proven and Probable Reserves. These costs are expensed as incurred. When it has been determined that an exploration property can be economically developed as a result of establishing Proven and Probable Reserves, costs incurred prospectively to develop the property and place it into commercial production are classified as development costs and capitalized as they are incurred until the asset is ready for its intended use.

Costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves contained in the pit expansion.

Production stage mineral interests are depleted over the life of mine using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

2  Summary of Significant Accounting Policies (continued)

Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

The expected useful lives used in depletion calculations are determined based on the reserves, facts and circumstances associated with the mineral interest. The Company evaluates the Proven and Probable Reserves at least on an annual basis and adjusts the UOP calculation upon which depletion is based to correspond with the reserves life as necessary. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Kinross reviews and evaluates the carrying value of its operating mines, development and exploration properties for impairment whenever events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.

Whenever the total estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Future cash flows are based on estimated future recoverable mine production, sales prices, production levels and costs, capital requirements and reclamation and remediation obligations, which are all based on detailed engineering life of mine plans. Future recoverable mine production is determined from Proven and Probable Reserves and Measured, Indicated and Inferred Mineral Resources, net of losses during ore processing and treatment. Cash flow estimates of recoverable production are risk-adjusted to reflect relative geological uncertainty, with Proven and Probable Reserves and Measured and Indicated Resources assigned a lower discount rate and Inferred Resources assigned a higher discount rate. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

Exploration properties are assessed for impairment by comparing the carrying value against the fair value. Fair value is based primarily on values of recent transactions involving sales of similar properties.

ix              Goodwill and Goodwill impairment

Business acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill. Goodwill is assigned to the reporting units and is not amortized. Goodwill is attributed to the following factors:

•                  The expected ability of the Company to increase the reserves and resources at a particular mining property based on its potential to develop identified exploration targets existing on the properties which were part of the aquisitions;

•                  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties should gold prices change in the future; and

•                  The going concern value of the Company’s capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

Accordingly, in determining the basis of assigning goodwill to reporting units as at the date of acquisition, the value associated with expected additional value attributable to exploration potential is quantified for each reporting unit based on the specific geological attributes of the mineral property and based on market data for similar types of properties. The values associated with optionality and going concern value are not separately computed and accordingly the balance of goodwill is assigned to reporting units using a relative fair value methodology.

At least on an annual basis, the Company evaluates the carrying amount of goodwill to determine whether events and circumstances have changed from the last evaluation date such that the carrying amount may no longer be recoverable. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit’s goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

2  Summary of Significant Accounting Policies (continued)

Included in property, plant and equipment and mineral properties is value beyond proven and probable reserves (“VBPP”) resulting from Kinross’ acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force (“EITF”) Issue No .04-3, “Mining Assets: Impairment and Business Combinations,” and has been interpreted differently by different mining companies. Kinross’ adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

x                  Financial instruments and hedging activity

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 Financial Instruments – Recognition and Measurement (“Section 3855”).

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI except for other-than-temporary impairment which is recorded as a charge to Other income (expense) – net. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.

Cash and cash equivalents, restricted cash, short-term investments and marketable securities are designated as “held-for-trading” and are measured at fair value. Trade receivables, taxes recoverable and other assets are designated as “loans and receivables”. Long-term investments in equity securities are designated as “available-for-sale”. Accounts payable and accrued liabilities and long-term debt are designated as “other financial liabilities”. The Company’s policy is to record financial assets and liabilities net of transaction costs.

In addition to financial instruments that qualify for hedge accounting, derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as “held-for-trading”.

As a requirement under project financing agreements, Kinross acquired derivative financial instrument contracts, including gold and silver forward contracts, and options in the Bema transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recorded in OCI, net of tax, until earnings are affected by the hedged item, with any ineffective portion being included immediately in net earnings.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses on these contracts remain in OCI and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. The Company has made the policy choice to match the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

Realized and unrealized gains or losses associated with designated cash flow hedges which have been terminated or cease to be effective prior to maturity, remain in OCI and are included in earnings in the period in which the underlying hedged transaction is recognized. Gains or losses subsequent to the hedge not qualifying for hedge accounting are included in earnings in the current period.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

2  Summary of Significant Accounting Policies (continued)

For hedges that do not qualify for hedge accounting, gains or losses are recorded in income in the current period. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in current earnings.

The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

The primary changes in the Company’s 2007 accounting policies for financial instruments related to requirements to record certain non-financial contracts at their fair value, to offset transaction costs against long-term debt, and include the foreign currency translation impact of net investments in self-sustaining operations in AOCI.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. Effective January 1, 2007, the Company began offsetting long-term debt transaction costs against the associated debt and began amortizing these costs using the effective interest method. Previously, these costs were amortized on a straight-line basis over the life of the debt. There was no material impact on the Company’s financial statements as a result of this change in policy. In 2007, the impact on net income for the amortization of transaction costs using the effective interest rate method was nominal.

xi              Stock-based incentive and compensation plans

The Company’s stock-based incentive and compensation plans are comprised of the following plans.

Employee Share Purchase Plan (“ESPP”): The Company’s contribution to the ESPP is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the quarter.

Restricted Share Unit Plan: Restricted share units (“RSU”) are only settled in equity and are valued using the market value of the underlying stock at the grant date. The Company’s compensation expense is recognized on a straight-line basis over the vesting period. Adjustments to compensation expense for employment vesting requirements are accounted for in the period when they occur. On exercise of RSUs, the shares are issued from treasury.

Deferred Share Unit Plan: Deferred share units (“DSU”) are settled in cash and accounted for as a liability as of the grant date based on the market value at the grant date. The value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Stock Option Plan: The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements are accounted for based on an estimated forfeiture rate and adjusted to actual on an annual basis.

xii          Revenue recognition

Metal sales revenue is recognized when the sales price is fixed and title has passed to the customer.

xiii      Reclamation and remediation obligations

The Company records a liability and corresponding asset for estimated costs for future site reclamation and closure. The estimated present value of the asset retirement obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required or methods of reclamation or cost estimates. The present value of the estimated costs of these changes are recorded in the period in which the change is identified and quantified. Changes to asset retirement obligations related to operating mines are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined using the Company’s credit adjusted risk free interest rate.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

2  Summary of Significant Accounting Policies (continued)

xiv        Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities, result in either future income tax liabilities or assets. These future income tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

xv            Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of preferred shares. The treasury method, which assumes that outstanding stock options, warrants and restricted share units with an average exercise price below market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all shares have been converted in determining fully diluted EPS.

xvi        Reclassifications

Certain comparative information has been reclassified to conform to the current year’s presentation.

3  Accounting Changes and Recent Pronouncements

Accounting changes

(i)

The Company adopted CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”) on January 1, 2007. A new category, AOCI, has been added to the statement of common shareholders’ equity. This category includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, and changes in the fair value of the effective portion of cash flow hedging instruments. The impact on the Company’s financial position of adopting Section 1530 is that shareholders’ equity increased by $19.9 million at January 1, 2007.

(ii)

On January 1, 2007, the Company adopted Section 3855, retroactively, without restatement. The Company’s accounting policies for financial instruments are described in Note 2. Under this standard the Company has chosen to record transaction costs on debt financing as a reduction to the carrying value of the associated debt. As a result of adopting Section 3855, the Company recorded the fair value increase in the carrying value of marketable securities of $19.9 million on January 1, 2007.

(iii)

The Company adopted CICA Handbook Section 3865 “Hedges” (“Section 3865”) retroactively, without restatement on January 1, 2007. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for fair value hedges, cash flow hedges and hedges of a non-functional currency exposure of a net investment in a self-sustaining foreign operation. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income. The amounts recognized in OCI will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item.

(iv)

In July, 2006, the CICA reissued Handbook Section 1506 “Accounting Changes” which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made to provide more reliable and more relevant information in the financial statements. Changes in accounting policy are applied retrospectively unless doing so is

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

3  Accounting Changes and Recent Pronouncements (continued)

impracticable or the change in accounting policy is made on initial application of a primary source of CDN GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes.

Recent pronouncements

(i)

In February 2007, the CICA issued Section 1535 “Capital Disclosures” which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The Company will adopt this standard commencing in the 2008 fiscal year.

(ii)

In February 2007, the CICA issued Section 3862 “Financial Instruments – Disclosure” (“Section 3862”) and Section 3863 “Financial Instruments – Presentation” (“Section 3863”), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows. The Company will adopt these standards commencing in the 2008 fiscal year.

(iii)

In May 2007, the CICA issued Section 3031 “Inventories” (“Section 3031”) that supersedes Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements will include the Company’s policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company will adopt this standard commencing in the 2008 fiscal year and it is not expected to have a significant effect on the Company’s financial statements.

4  Acquisitions and Divestitures

i                    Acquisition of Bema Gold Corporation

On February 27, 2007 (“Acquisition Date”), the Company completed the acquisition of 100% of the outstanding shares of Bema. As this purchase is a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema are consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross has acquired are Bema’s interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%), and the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.

In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CDN $0.01. Bema Options were exchanged for Kinross Replacement Options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema Warrants or Bema Convertible Notes, the holders of the warrants or notes will receive 0.4447 of a Kinross share and CDN $0.01, on the same basis as the exchange of Bema shares for Kinross shares.

Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

4  Acquisitions and Divestitures (continued)

The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7
Total purchase price	$2,888.2

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. The Company’s assessment of final valuation estimates is substantially complete in respect of inventories, long-term investments, derivatives and long-term debt. Final valuations of property, plant and equipment, intangible assets, contingencies, deferred income tax assets and liabilities and asset retirement obligations are not yet complete due to the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment on completion of the valuation process and analysis of resulting tax effects.

Preliminary purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	34.3
Inventories	43.2
Property, plant and equipment (including mineral interests)	1,773.4
Unrealized fair value of derivative assets	11.4
Long-term investments	92.0
Future income and mining tax assets	17.8
Other long-term assets	38.9
Accounts payable and accrued liabilities	(30.7)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(9.9)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(254.7)
Other long-term liabilities	(0.9)
Non-controlling interest	(17.2)
Goodwill	1,697.4
Total purchase price	$2,888.2

ii     Disposition of Lupin Mine

On February 28, 2007, the Company and Wolfden Resources Inc. (“Wolfden”) closed the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine’s liabilities. Under the terms of this agreement, Wolfden acquired the mine and the related property and Kinross retired the letters of credit and promissory notes related to reclamation obligations at Lupin. Kinross has also agreed to pay up to CAD $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CAD $4.0 million if the mill is not restarted, provided the work is performed by the end of 2008. Kinross has provided a CAD $3.0 million standby letter of credit to Wolfden in support of this obligation. Kinross has satisfied a term of the agreement whereby it reimbursed Wolfden for CAD $1.7 million of fuel costs in 2007. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

4  Acquisitions and Divestitures (continued)

ounce. The disposition resulted in a gain on sale of $6.5 million, which included a provision for potential payments to Wolfden under this agreement.

iii    Disposition of Haile Mine Assets

On August 15, 2007, Kinross signed a definitive agreement to sell the assets of its wholly-owned subsidiary, Haile Mining Company Inc., to Romarco Minerals Inc. (“Romarco”) and on October 16, 2007, the transaction closed. Romarco purchased the Haile mine assets and assumed various liabilities of the Haile mine including, among others, all environmental, mine closure, rehabilitation and reclamation liabilities and obligations. Kinross received 5,000,000 common shares in Romarco and pursuant to a royalty agreement (“the Royalty Agreement”) between Romarco and Kinross, the Company is entitled to receive a royalty based on the proven and probable gold reserves identified in the most current NI 43-101 compliant technical report prepared within two years of closing. Under the terms of the Royalty Agreement, Kinross will receive $3 per ounce for proven and probable gold reserves identified in such technical report in excess of 1.0 million ounces. The Company will receive $5 per ounce for proven and probable gold reserves identified in such technical report in excess of 3.0 million to a maximum of 5.0 million ounces. The disposition resulted in a gain on sale of $1.4 million.

Iv     Ixhuatan Project Option Agreement

On October 22, 2007, the Company signed a definitive option agreement (the “Option Agreement”) with a wholly owned subsidiary of Linear Gold Corp. (“Linear”) to earn up to a 70% interest in Linear’s Ixhuatan Project, located in Chiapas, Mexico (the “Project”). A $1.0 million transaction fee was paid to Linear upon execution of the Option Agreement. Under the terms of the Option Agreement, the Company will fund $15.0 million of exploration expenditures within a 24 month period, which commenced on October 26, 2007. The Company can earn an initial 60% interest in the Project by making a further cash payment to Linear of $45.0 million, at which time a 60:40 joint venture will be formed to further develop the Project with the Company as the operator. The Company can then increase its interest in the Project to 70% by making an additional payment to Linear of $55.0 million within 90 days of Kinross’ Board of Directors approving the construction and development of a mine based on a NI 43-101 compliant feasibility study. If such a production decision is made by the Company’s Board of Directors, and the Proven and Probable Gold Reserves and Gold Equivalent Ounce Silver Reserves of the Project as referenced in the feasibility study are greater than 2.0 million ounces, the Company will pay an additional fee of up to $15.0 million to Linear.

V     Disposition of Bell Creek Mine and Mill

On December 18, 2007, the PJV sold the Bell Creek Mine and Mill to Lake Shore Gold Corp. The Company recognized a gain of $7.6 million, net of tax of $nil, as its share of the gain on sale.

Vi    Goldcorp Asset Purchase and Sale

On December 21, 2007, the Company closed the purchase and sale agreement entered into on September 25, 2007 with Goldcorp whereby the Company sold its 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In exchange, the Company acquired Goldcorp’s 50% interest in Compania Minera Mantos de Oro (“MDO”), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company also received a $204.3 million cash payment.

As a result of this transaction, the acquired non-monetary assets have been recorded at fair value and a gain on the disposition of Musselwhite and PJV of $138.3 million was recorded.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

4  Acquisitions and Divestitures (continued)

The purchase price of $350.3 million was calculated as the estimated fair value of the La Coipa mine and associated property plus cash consideration from Goldcorp of $204.3 million, including closing adjustments.

Preliminary purchase price allocation
Cash and cash equivalents	$227.3
Inventories	12.5
Other net liabilites	(39.5)
Property, plant and equipment (including mineral interests)	86.4
Land	10.6
Goodwill	53.0
Total purchase price	$350.3

Vii   Disposition of Kubaka

On October 26, 2007, the Company announced that its wholly-owned subsidiary, Kinam Magadan Gold Corporation (“Kinam Magadan”), had entered into a Memorandum of Understanding with OAO Polymetal (“Polymetal”) in which Polymetal agreed to purchase all of the shares held by Kinam Magadan in OAO Omolon Gold Mining Company (“Omolon”). The shares represent an approximate 98.1% interest in Omolon whose assets include the Kubaka gold mine and related mining licenses, located in the Magadan Region in the far east of the Russian Federation. The purchase price was $15.0 million, plus a variable royalty on future production from Kubaka gold mine properties, subject to certain terms and conditions. This transaction closed on January 25, 2008. See subsequent events Note 21 for additional details. The Kubaka gold mine ceased mining operations in 2005.

As a result of this transaction, the Company’s interest in Omolon at December 31, 2007 has been classified as assets held for sale and its results have been included in the Corporate and other segment. On January 25, 2008, the sale was completed. See subsequent events Note 21 for further discussion.

Viii Acquisition of Crown Resources Corporation

On August 31, 2006, Kinross completed the acquisition of 100% of the issued and outstanding shares of Crown Resources Corporation (“Crown”) which owned the Buckhorn Property (“Buckhorn”) located in north central Washington State. Consideration paid was 0.32 of a common share of Kinross for each outstanding common share of Crown.

On January 7, 2004, the Company had acquired 511,640 shares of Crown in a private placement for $1.0 million. On May 15, 2005, the Company had purchased a $10.0 million convertible debenture from Crown. The debenture was convertible into 5.8 million common shares of Crown and had accrued interest receivable of $0.5 million. Consideration paid by Kinross also included the value of the Company’s prior interest in Crown, totaling $11.5 million.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

4  Acquisitions and Divestitures (continued)

The following table reflects the purchase price allocation for the acquisition of Crown:

The purchase price was calculated as follows:
Fair value of Kinross common shares issued to acquire 100% of Crown (14.6 million shares)	$205.4
Acquisition costs	2.7
Company’s previous ownership interest in Crown	11.5
Total purchase price	$219.6
The purchase price was allocated as follows:
Current assets	$0.1
Property, plant and equipment(a)	219.8
Other long-term assets	0.1
Current liabilities	(0.3)
Reclamation and remediation obligations	(0.1)
Total purchase price	$219.6

(a)       Property, plant and equipment includes mineral interests

Ix     Disposition of New Britannia Mine

The Company completed the sale of its 50% interest in the New Britannia mine to Pegasus Mines Limited (“Pegasus”) on December 22, 2006. Pegasus, Piper Capital Inc. (“Piper”) and Garson Resources Ltd (“Garson”) had entered into a joint venture agreement in order to purchase Kinross’ investment in the New Britannia mine. Consideration received by the Company consisted of 8,960,794 shares of Garson and 10,012,277 shares of Piper, representing a 19.9% interest in each of Piper’s and Garson’s issued and outstanding share capital. The fair value of the consideration received at the date of the transaction was estimated at CAD $5.1 million.

As part of the transaction, Pegasus replaced Kinross’ environmental letter of credit for CAD $1.9 million issued to the Government of Manitoba and issued to the Company an additional letter of credit for CAD $3.9 million that the Company can draw upon in the event that the Government authorities impose any closure liability or obligation in respect to the property upon Kinross. On each anniversary of this sale transaction, Pegasus shall increase the current amount of the letter of credit by the increase in the Canadian Consumer Price Index for the previous 12 months. The letter of credit is refundable to Pegasus should the mine go into commercial production. Kinross has the right to purchase 60% of the joint venture assets, provided Pegasus completes a feasibility study that identifies a deposit containing at least 3.0 million ounces of gold resources. The Company realized a gain of $8.9 million on the disposition of this property.

X     Katanga

The Company held 35% of the shares of Kinross Forrest Ltd. (“KF Ltd.”) acquired in 2004. During 2005, the Company sold 23.33% of the shares recognizing a gain or $4.7 million. In 2006, the Company received 5,751,500 shares of Katanga Mining Ltd. (“Katanga”), formerly named Balloch Resources Ltd. (“Balloch”). In 2006, Kinross sold the 5,751,500 shares of Katanga, recognizing a gain of $31.3 million. See Note 19 for additional details.

Xi    Disposition of Blanket Mine

On July 5, 2006, the Company disposed of its interest in the Blanket mine to Caledonia Mining Corporation (“Caledonia”) in exchange for 20.0 million shares of Caledonia. During 2001, Kinross wrote down its investment in the Blanket mine property and discontinued its consolidation in 2002. As a result of the transaction, the Company recorded a gain on disposition of $2.9 million, equivalent to the fair value of the shares of Caledonia received at the date of the transaction.

Xii   Disposition of Aquarius

On May 10, 2006, the Company closed the sale of the Aquarius property to St Andrew Goldfields (“St Andrew”) in exchange for 100.0 million common shares and 25.0 million common share purchase warrants of St Andrew for a total fair value of $14.4 million, resulting in a gain on sale of $0.1 million. The Aquarius property was written down to its net fair value of $14.3 million during 2005, which included $15.2 million in mineral interests and the related $0.9 million reclamation and remediation obligation.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

5  Consolidated Financial Statement Details

Consolidated Balance Sheets

i       Accounts receivable and other assets

			2007	2006

Trade receivables			$16.0	$6.6
Taxes recoverable			47.2	11.2
Prepaid expenses			17.0	4.8
Other			17.2	15.5
Asset held for sale	Note 4(vii	)	(2.2)	—
			$95.2	$38.1

ii  Inventories

			2007	2006

Ore in stockpiles(a)			$56.0	$36.2
Ore on leach pads(a)(b)			33.3	15.8
In-process			8.0	9.3
Finished metal			43.0	19.6
Materials and supplies			151.2	50.0
			291.5	130.9
Long-term portion of ore in stockpiles and ore on leach pads(a)			(42.8)	(31.4)
			$248.7	$99.5
Asset held for sale	Note 4(vii	)	$(5.9)	$—
			$242.8	$99.5

(a)

Ore in stockpiles and ore on leach pads includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 5 (vi).

(b)

Ore on leach pads at December 31, 2007, relates to the Company’s Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2015 and at Maricunga in 2024.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

5  Consolidated Financial Statement Details (continued)

iii  Property, plant and equipment

			December 31, 2007			December 31, 2006
			Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a)
Producing properties
Straight line depreciation basis			$229.6	$(114.6)	$115.0	$196.2	$(105.0)	$91.2
Units of production depreciation basis(c)			1,373.1	(636.0)	737.1	1,133.1	(676.6)	456.5
			$1,602.7	$(750.6)	$852.1	$1,329.3	$(781.6)	$547.7
Mineral Interests
Producing properties			$976.5	$(215.4)	$761.1	$923.8	$(216.7)	$707.1
Development properties(d)			1,757.5	—	1,757.5	—	—	—
Exploration properties			105.6	—	105.6	76.2	—	76.2
			$2,839.6	$(215.4)	$2,624.2	$1,000.0	$(216.7)	$783.3
Total property, plant and equipment			$4,442.3	$(966.0)	$3,476.3	$2,329.3	$(998.3)	$1,331.0
Asset held for sale	Note 4(vii	)	$(272.8)	$272.8	$—	$—	$—	$—
Total property, plant and equipment			$4,169.5	$(693.2)	$3,476.3	$2,329.3	$(998.3)	$1,331.0

(a)

Capitalized interest included within property, plant and equipment was $31.4 million and $3.7 million during the years ended December 31, 2007 and December 31, 2006, respectively. Interest capitalized during the year ended December 31, 2007 is related to capital expenditures at Fort Knox, Round Mountain, Kupol, Kettle River and Paracatu and for the year ended December 31, 2006 is related to Fort Knox, Round Mountain and Paracatu.

(b)	Cost includes adjustments for the impairment in the carrying value of property, plant and equipment. See Note 5 (viii) for details.
(c)	Included in producing properties is $211.1 million (2006 – $26.8 million) related to assets that are not being depreciated.
(d)	The amount allocated to development properties relates to assets that are not being depreciated.

The following table shows capitalized stripping for the years ended December 31, 2007 and 2006:

	December 31, 2007			December 31, 2006
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,(a)	$18.5	$33.5	$52.0	$1.1	$—	$1.1
Additions	26.1	16.6	42.7	17.4	37.9	55.3
Amortization(b)	—	(18.2)	(18.2)	—	(4.4)	(4.4)
Balance, end of period	$44.6	$31.9	$76.5	$18.5	$33.5	$52.0

(a)	The opening balance in 2006 relates to the Round Mountain pit expansion that was commenced in late 2005.
(b)	Amortization of capitalized stripping costs uses the UOP method based on reserves that have not yet been produced that will benefit directly from the stripping activity.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

5  Consolidated Financial Statement Details (continued)

iv     Goodwill

The Goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown in the table below:

	2006			2007
	December 31, 2005	Reduction in goodwill	December 31, 2006	Additions	Reduction in goodwill	December 31, 2007
Operating segments
Round Mountain(a)	$86.5	$(27.8)	$58.7	$—	$—	$58.7
Paracatu	65.5	—	65.5	—	—	65.5
La Coipa(c)	71.4	—	71.4	53.0	—	124.4
Kettle River	20.9	—	20.9	—	—	20.9
Crixás	38.0	—	38.0	—	—	38.0
Musselwhite(b)	29.0	—	29.0	—	(29.0)	—
Bema acquisition(c)	—	—	—	1,697.4	—	1,697.4
Other operations	9.9	—	9.9	—	—	9.9
Total	$321.2	$(27.8)	$293.4	$1,750.4	$(29.0)	$2,014.8

(a)	As a result of utilizing tax loss benefits acquired with the Round Mountain operation, a portion of goodwill has been reduced.
(b)	On December 21, 2007, Musselwhite was sold as part of the asset swap with Goldcorp as described in Note 4 (vi) Acquisitions and divestitures.
(c)

Additions to goodwill related to the Bema acquisition and the asset purchase and sale with Goldcorp are based on a preliminary purchase price allocation. Additions to goodwill on the Bema acquisition have not yet been allocated to specific properties.

There were no additions to Goodwill during the year ended December 31, 2006.

v      Long-term investments

Long-term investments of $127.7 million includes $75.1 million (2006 – $nil) of investments accounted for using the equity method and $52.6 million of investments classified as available for sale, for which associated unrealized gains or losses recorded in OCI. The equity-accounted for investments were acquired as part of the Bema acquisition and the acquisition cost reflected the fair value as of the Acquisition Date. During the year ended December 31, 2007, there was a net increase in long-term investments of $101.9 million. This is largely the result of additions acquired in the Bema acquisition. A transition gain of $19.9 million was recorded in OCI on January 1, 2007. During 2007, the Company sold certain long-term investments with a book value of $15.9 million for net proceeds of $44.4 million (2006 - net proceeds of $33.7 million; book value of $0.8 million).

	December 31, 2007
		Gains (losses)	December 31, 2006
Available for sale investments	Fair Value	in OCI	Fair Value
Securities in an unrealized gain position	$51.0	$11.8	$43.6
Securities in an unrealized loss position	1.6	—	2.1
	$52.6	$11.8	$45.7

	December 31, 2007
Investment in shares carried on an equity basis	Cost	Market Value	% Ownership
Victoria Resources Corporation	$24.3	$35.6	27%
Pamodzi Gold Limited	22.3	22.9	28%
Consolidated Puma Minerals Corp.	27.3	29.2	35%
Rolling Rock Resources Corporation	1.2	1.2	22%
	$75.1	$88.9

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

5      Consolidated Financial Statement Details (continued)

The following are the most significant investment dispositions completed by the Company during 2007 fiscal year:

Anatolia Minerals

On September 24, 2007, the Company sold 7,030,887 shares of Anatolia Minerals Development Ltd. for cash proceeds of $40.6 million, which resulted in a gain of $30.7 million.

St Andrew Goldfields

On September 25 and 26, 2007, the Company sold 2,116,500 shares and 2,898,200 shares, respectively, of St Andrew for cash proceeds of $3.1 million, which resulted in a loss of $2.0 million.

vi  Deferred charges and other long-term assets

		2007	2006
Long-term ore in stockpiles and on leach pads(a)		$42.8	$31.4
Deferred charges, net of amortization		0.1	3.8
Long-term receivables		38.1	13.2
Advances on the purchase of capital equipment		54.6	22.6
Deferred acquisition costs and other		4.4	9.9
Asset held for sale	Note 4(vii)	(3.7)	—
		$136.3	$80.9

(a)       Ore in stockpiles represents low-grade material in ore in stockpiles and ore on leach pads not scheduled for processing within the next 12 months at the Company’s Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain (2006 – Fort Knox, Kettle River, Round Mountain and the PJV).

vii  Accounts payable and accrued liabilities(a)

	2007	2006
Trade payables	$89.2	$49.1
Accrued liabilities	88.7	60.9
Employee related accrued liabilities	33.4	18.6
Taxes payable	78.0	17.9
Accruals related to acquisition	—	1.3
Other accruals	0.8	13.2
	$290.1	$161.0

(a)       Accounts payable and accrued liabilities are classified as financial liabilities, measured at amortized cost.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

5      Consolidated Financial Statement Details (continued)

Consolidated Statements of Operations

viii  Impairment charges

The Company reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. The carrying value of goodwill is reviewed at least once each fiscal year.

The following is a summary of impairment charges recorded during the fiscal years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Goodwill impairment	$—	$—	$8.7
Impairment of property, plant and equipment
Aquarius(a)	—	—	30.1
Fort Knox(b)	—	—	141.8
Impairment of property, plant and equipment	—	—	171.9
	$—	$—	$180.6

(a)  In December 2005, the Company agreed to sell its interest in the Aquarius project in Timmins, Ontario to St Andrew for 100.0 million shares and 25.0 million warrants of St Andrew. As a consequence, the asset was written down to fair value less selling costs resulting in an impairment of property, plant and equipment of $30.1 million and goodwill of $6.7 million was recorded during 2005. See “Gain (loss) on sale of assets and investments – net” section within this note.

(b)  During the fourth quarter of 2005, the Company conducted a strategic assessment of the Fort Knox operation in light of higher electricity and fuel costs, the metallurgical performance at the True North site and the slope stability issues at the southwest wall of the pit. As a result of the review, reserves at True North and Gil were reclassified from reserves to resources and the Company also elected to withdraw from the Ryan Lode project, which had previously been included in reserves, resulting in an overall write-down of $141.8 million.

ix     Other income (expense) – net

		2007	2006	2005

Other receivable(a)		$—	$—	$(3.4)
Long-term investments(b)(c)		(1.3)	(10.5)	$(0.7)
Gain on sale of assets and investments – net	Note 5(x)	184.6	47.4	6.0
Interest income and other		15.2	7.1	7.0
Interest expense(d)		(6.8)	(6.9)	(6.8)
Foreign exchange losses		(36.4)	(9.5)	(14.0)
Non-hedge derivative gains (losses)		34.3	—	(3.2)
		$189.6	$27.6	$(15.1)

(a)       During the fourth quarter of 2005, the Company wrote-down a long-term, tax-related receivable of $3.4 million.

(b)       During the fourth quarter of 2007, the Company determined that the decline in the market value of its holdings in Rolling Rock Resources Corporation, which was acquired as part of the Bema acquisition, was other-than-temporary. As a result, a charge of $1.3 million was recorded against long-term investments.

(c)        During the fourth quarter of 2006, Kinross determined that the decline in the market values of its holdings of St Andrew shares and warrants and Caledonia shares were other-than-temporary. As a result, the Company recorded a charge against long-term investments of $10.5 million.

(d)       During 2007, $31.4 million (2006 – $3.7 million) of interest was capitalized to property, plant and equipment See Note 5  (iii).

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

5      Consolidated Financial Statement Details (continued)

x  Gain (loss) on sale of assets and investments – net

The following is a summary of the gains (losses) on the sale of assets and investments – net, during the fiscal years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Investments:
Anatolia Minerals Development Ltd.	$30.7	$—	$—
St Andrew Goldfields	(2.0)	—	—
Bolder Limited Opportunity Partnership	—	1.6	—
Katanga Mining Inc.(b)	—	31.3	—
Kinross Forrest(b)	—	—	4.7
Marketable securities and other	—	—	0.6
Assets:
Goldcorp asset purchase and sale(a)	$138.3	$—	$—
Haile mine(a)	1.4	—	—
Lupin mine(a)	6.5	—	—
Bell Creek mine	7.6
New Britannia mine(a)	—	8.9	—
Blanket mine(a)	—	2.9	—
George/Goose Lake property(a)	—	1.6	—
Other	$2.1	$1.1	$0.7
	$184.6	$47.4	$6.0

(a)       See Note 4, Acquisitions and divestitures.

(b)       Shares of Kinross Forrest were exchanged for shares of Katanga Mining Inc. See Related party Note 19 for further discussion.

Supplemental cash flow information

xi  Cash and cash equivalents

	2007	2006	2005
Cash on hand and balances with banks	$69.0	$26.7	$33.4
Short-term deposits	482.3	127.4	64.2
	$551.3	$154.1	$97.6

xii  Interest and income taxes paid

	2007	2006	2005
Interest	$30.1	$10.1	$7.9
Income taxes	$21.4	$11.0	$7.3

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

6      Accumulated Other Comprehensive Income (Loss)

	December 31,	December 31,
	2007	2006
Accumulated other comprehensive income (loss):
Changes in fair value of investments(a)(b)	$31.7	$—
Accumulated OCI related to investments sold(c)	(15.3)	—
	$16.4	$—
Financial derivatives:
Changes in fair value of financial derivatives(d)	(107.3)	—
Accumulated OCI related to derivatives settled(e)	(14.2)	—
	$(121.5)	$—
Currency translation adjustment on equity investments(f)	7.0	(1.2)
Accumulated other comprehensive income (loss), end of the year	$(98.1)	$(1.2)

(a)       As a result of adopting Section 1530, “Comprehensive Income” on January 1, 2007 an adjustment to record unrealized gains on long-term investments of $19.9 million was recorded as at January 1, 2007 and is included in changes in fair value of investments.

(b)       Net of tax of $2.1 million (2006 – $nil)

(c)        Net of tax of $nil (2006 – $nil)

(d)       Net of tax of $4.1 million (2006 – $nil)

(e)        Net of tax of $1.7 million (2006 – $nil)

(f)           Net of tax of $nil (2006 – $nil)

7      Joint Venture Interests

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

As at December 31, 2007, the Company had interests in two joint venture projects after consideration of the disposal of the Company’s interests in PJV and Musselwhite in 2007 and the New Britannia mine in 2006 (see Note 4 – Acquisitions and divestitures).

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

7      Joint Venture Interests (continued)

The following tables contain selected financial information on Kinross’ share of participation for each of its participating joint ventures for the years ended December 31, 2007, 2006 and 2005.

	Round
	Mountain	Porcupine	Musselwhite	Crixás
Joint venture interests – 2007(a)	(i)	(ii)	(iii)	(vi)	Total
Metal sales	$208.2	$93.3	$47.1	$66.2	$414.8
Cost of sales	94.9	66.9	32.6	24.9	219.3
Accretion and reclamation expense	0.6	1.7	0.2	0.1	2.6
Depreciation, depletion and amortization	6.2	10.3	9.9	9.9	36.3
Exploration and business development	1.4	5.1	0.9	1.1	8.5
Other operating costs	—	0.2	—	0.7	0.9
Operating earnings (loss)	$105.1	$9.1	$3.5	$29.5	$147.2
Current assets	$26.7	$—	$—	$24.1	$50.8
Property, plant and equipment	102.8	—	—	46.5	149.3
Goodwill	58.7	—	—	38.0	96.7
Deferred charges and other long-term assets	10.3	—	—	0.5	10.8
	198.5	—	—	109.1	307.6
Current liabilities	23.2	—	—	14.7	37.9
Long-term liabilities	20.8	—	—	20.7	41.5
	44.0	—	—	35.4	79.4
Net investment in joint ventures	$154.5	$—	$—	$73.7	$228.2
Cash flow provided from (used in):
Operating activities	$108.2	$10.7	$9.8	$28.9	$157.6
Investing activities	$(40.1)	$(15.6)	$(12.1)	$(11.1)	$(78.9)
Financing activities	$—	$—	$—	$—	$—

(a)       As part of the Bema acquisition (see Note 4 – Acquisitions and divestitures), the Cerro Casale exploration property in Chile is now owned 49% by Kinross. Kinross and Barrick Gold Corporation (“Barrick”) are in the process of negotiating a more definitive shareholders’ agreement that will cover the Cerro Casale joint venture. Financial data for Cerro Casale has not been included in the table above as the purchase price allocation has not yet been finalized.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

7      Joint Venture Interests (continued)

	Round		Mussel-	New
	Mountain	Porcupine	white	Britannia	La Coipa	Crixás	Maricunga
Joint venture interests – 2006	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	Total
Metal sales	$211.7	$97.5	$43.0	$1.9	$94.0	$57.0	$69.7	$574.8
Cost of sales	99.4	59.9	31.9	0.6	47.6	17.7	39.3	296.4
Accretion and reclamation expense	1.7	2.0	0.2	0.2	0.9	0.2	(1.0)	4.2
Depreciation, depletion and amortization	11.9	11.8	10.4	—	16.9	11.2	7.0	69.2
Exploration and business development	5.0	4.9	1.7	—	2.0	1.5	1.8	16.9
Other operating costs	—	0.3	—	—	1.5	0.2	0.5	2.5
Operating earnings (loss)	$93.7	$18.6	$(1.2)	$1.1	$25.1	$26.2	$22.1	$185.6
Current assets	$21.2	$7.3	$3.6	$—	$42.2	$17.2	$26.6	$118.1
Property, plant and equipment	69.2	95.2	80.6	—	62.6	40.7	69.0	417.3
Goodwill	58.7	—	29.0	—	71.4	38.0	—	197.1
Deferred charges and other long-term assets	8.2	5.2	—	—	1.0	0.1	20.8	35.3
	157.3	107.7	113.2	—	177.2	96.0	116.4	767.8
Current liabilities	21.6	10.2	4.1	0.1	21.9	12.2	9.5	79.6
Long-term liabilities	20.9	24.1	2.6	—	13.9	16.0	10.1	87.6
	42.5	34.3	6.7	0.1	35.8	28.2	19.6	167.2
Net investment in joint ventures	$114.8	$73.4	$106.5	$(0.1)	$141.4	$67.8	$96.8	$600.6
Cash flow provided from (used in):
Operating activities	$111.3	$31.3	$11.6	$1.5	$41.2	$34.8	$21.9	$253.6
Investing activities	$(28.3)	$(19.4)	$(4.7)	$2.8	$(7.7)	$(7.8)	$(4.7)	$(69.8)
Financing activities	$—	$—	$—	$—	$—	$—	$(8.8)	$(8.8)

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

7  Joint Venture Interests (continued)

	Round Mountain	Porcupine	Mussel- white	New Britannia	La Coipa	Crixás	Maricunga	Total
Joint venture interests – 2005	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)
Metal sales	$164.0	$80.8	$34.9	$0.8	$60.3	$41.5	$14.6	$396.9
Cost of sales	93.7	50.7	26.4	0.8	45.4	14.1	9.6	240.7
Accretion and reclamation expense	1.8	11.8	0.1	3.3	0.4	0.1	0.2	17.7
Depreciation, depletion and amortization	39.5	14.8	12.5	—	15.8	12.3	0.2	95.1
Exploration and business development	2.4	3.5	1.6	—	1.1	0.3	—	8.9
Impairment charges	—	—	2.0	—	—	—	—	2.0
Other operating costs	—	0.9	—	0.9	—	—	2.9	4.7
Operating earnings (loss)	$26.6	$(0.9)	$(7.7)	$(4.2)	$(2.4)	$14.7	$1.7	$27.8
Current assets	$26.3	$10.0	$4.1	$0.1	$13.3	$12.6	$15.3	$81.7
Property, plant and equipment	55.6	88.0	86.3	—	70.6	45.3	72.4	418.2
Goodwill	86.5	—	29.0	—	71.4	38.0	—	224.9
Deferred charges and other long-term assets	6.2	5.3	0.1	—	0.7	0.3	—	12.6
	174.6	103.3	119.5	0.1	156.0	96.2	87.7	737.4
Current liabilities	20.8	10.0	2.0	—	12.4	2.8	16.3	64.3
Long-term liabilities	23.2	25.0	2.7	3.2	14.0	20.6	13.7	102.4
	44.0	35.0	4.7	3.2	26.4	23.4	30.0	166.7
Net investment in joint ventures	$130.6	$68.3	$114.8	$(3.1)	$129.6	$72.8	$57.7	$570.7
Cash flow provided from (used in):
Operating activities	$66.0	$20.6	$6.9	$(3.7)	$9.9	$25.8	$(5.0)	$120.5
Investing activities	$(5.9)	$(24.7)	$(5.7)	$0.3	$(4.7)	$(6.1)	$(26.2)	$(73.0)
Financing activities	$—	$—	$—	$—	$—	$—	$3.6	$3.6

(i)             Round Mountain

The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

(ii)            Porcupine

As discussed in Note 4, the Company’s 49% interest in the PJV in the Timmins area of Ontario, Canada was sold to Goldcorp on December 21, 2007. The operator under the PJV agreement was Goldcorp. Goldcorp acquired its interest in PJV from Barrick in 2006. Results of operations of PJV reflect the Company’s interest up to December 21, 2007.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

7  Joint Venture Interests (continued)

The Management Committee of the PJV approved annual programs and budgets, and authorized major transactions prior to execution by site management. The PJV participants were entitled to their pro-rata share of production and were obliged to make their pro-rata share of contributions as requested.

(iii)         Musselwhite

As discussed in Note 4, the Company’s 31.9% interest in the Musselwhite joint venture, located in northwestern Ontario, Canada, was sold to Goldcorp on December 21, 2007. Under the joint venture agreement, Goldcorp was the operator, having acquired its interest in Musselwhite from Barrick in 2006. Results of operations of Musselwhite reflect the Company’s interest up to December 21, 2007.

The Management Committee of the joint venture approved annual programs and budgets, and authorized major transactions prior to execution by site management. The joint venture participants were entitled to their pro-rata share of production and were obliged to make their pro-rata share of contributions as requested.

(iv)         New Britannia

As discussed in Note 4, the Company’s interest in the New Britannia mine was sold on December 22, 2006. Until that time, the Company owned a 50% interest in the New Britannia joint venture and was appointed the operator under the joint venture agreement.

The Management Committee of the joint venture approved annual programs and budgets, and authorized major transactions prior to execution by site management. The joint venture participants were entitled to their pro-rata share of production and were obliged to make their pro-rata share of contributions as requested. Kinross funded all of the reclamation and closure costs. Kinross sold all of the production from the mine, and on an annual basis, was entitled to apply its partner’s share of any operating surplus against the outstanding balance of the loan. Both partners were required to fund their pro-rata share of any annual operating deficit.

(v)           La Coipa

As discussed in Note 4, as of December 21, 2007, the Company completed its purchase of the remaining 50% interest in MDO, a Chilean mining company. MDO owns the La Coipa mine, located in central Chile. Under the joint venture agreement, Goldcorp had been the operator of the mine, having acquired its interest in MDO from Barrick in 2006. Results of operations of La Coipa reflect the Company’s 50% interest up to December 21, 2007 and 100% thereafter.

The Board of Directors of MDO approved annual programs and budgets and authorized major transactions prior to execution by site management. The joint venture participants were entitled to their pro-rata share of profits in the form of distributions and were obliged to make their pro-rata share of contributions if required.

(vi)         Crixás

The Company owns a 50% interest in Mineracao Serra Grande, S.A. (“MSG”), which owns the Crixás mine, located in central Brazil. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited (“AngloGold”) is the operator.

The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

(vii)        Maricunga

The Company owned a 50% interest in Compania Minera Maricunga (“CMM”), a Chilean mining company that owns the Maricunga mine located in central Chile. As a result of the acquisition of Bema, which held the remaining 50% interest in CMM, on February 27, 2007, the Company now holds a 100% interest in CMM. See Note 4 Acquisitions and divestitures, for further discussion.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

7  Joint Venture Interests (continued)

The Company is operator of the Maricunga mine and provides services to CMM in exploration, mining development, and operations on the Maricunga Project Properties and the Maricunga mine.

The Board of Directors of CMM approves annual budgets, approves distributions and authorizes major transactions prior to execution by site management.

8                 Financial Instruments

The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company’s hedges are cash flow hedges. The Company will apply hedge accounting whenever hedging relationships exist and have been documented.

Gold and silver price risk management

From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company has assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing.

Foreign currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian Federation roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future foreign currency denominated cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure. During 2007, the Company has entered into forward contracts to purchase the Brazilian real and the Canadian dollar as part of this risk management strategy.

Credit risk management

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. As at December 31, 2007, the Company’s gross credit exposure was $27.5 million (2006 – $nil).

Interest rate risks

The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract.

Energy

The Company is exposed to changes in crude oil prices through its consumption of diesel fuel and the price of electricity in some electricity supply contracts. During 2007, the Company entered into forward contracts that establish the price for some of the Company’s diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

7  Financial Instruments (continued)

Fair values of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, marketable securities, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than capital leases approximates fair value primarily due to the floating rate nature of the debt instruments.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	Asset/ (Liability) Acquired February 27, 2007	Fair Value December 31, 2007	AOCI(c) December 31, 2007
Interest rate contracts
Interest rate swap	$1.1	$(3.3)	$(3.4)
	$1.1	$(3.3)	$(3.4)
Currency contract
Foreign currency forward contracts(a)	$—	$24.0	$21.4
	$—	$24.0	$21.4
Commodity contracts
Gold and silver forward contracts(b)	$(91.0)	$(278.1)	$(139.5)
Gold and silver call options sold	(127.9)	(13.7)	—
Gold and silver put options bought	10.3	—	—
Silver lease rate swap	(1.9)	3.5	—
	$(210.5)	$(288.3)	$(139.5)
Total all contracts	$(209.4)	$(267.6)	$(121.5)

(a)       Included in the amount recorded in earnings in the year ended December 31, 2007, is a net gain of $0.1 million (December 31, 2006 – $nil), that relates to the ineffective portion of foreign currency forward contracts and is recorded in other income (expense) – net. The amount recorded in accumulated other comprehensive income will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)       Included in amounts recorded in earnings is a net loss of $8.2 million relating to the ineffective portion of gold and silver forward contracts recorded in other income (expense) – net, for the year ended December 31, 2007 (December 31, 2006 – $nil). The amounts recorded in AOCI will be reclassified to net earnings as the contracts settle between 2008 and 2012.

(c)        AOCI refers to accumulated other comprehensive income (loss).

Interest rates

As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was a liability of $1.7 million as at December 31, 2007 (December 31, 2006 – $nil).

The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate floor has an exercise strike level of 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

8      Financial Instruments (continued)

settlement received or paid by the Company. The notional amount varies between $3.7 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was a liability of $1.6 million as at December 31, 2007 (December 31, 2006 – $nil).

Foreign currency

At December 31, 2007, Kinross had outstanding fixed foreign currency exchange forward contracts to sell $150.0 million U.S. dollars, and purchase Brazilian reais during 2008, at an average forward exchange rate of 2.1292 Brazilian reais for one U.S. dollar. The unrealized gain on these contracts at December 31, 2007 was $24.0 million (December 31, 2006 – $nil).

Gold and silver

Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine’s future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

During the second quarter of 2007 the Company restructured the Kupol project loan facility gold and silver hedge positions. The put option positions were sold, and the short call option positions were re-purchased. These positions were replaced with forward sales transactions with the same number of ounces as the number of put option positions sold.

At December 31, 2007, the following gold and silver derivative contracts were outstanding:

	YEAR OF SETTLEMENT					Kupol
(ounces in thousands)	2008	2009	2010	2011-2012	Total	Project	Maricunga
Gold
Forward contracts (‘000’s) (ounces)	45	219	219	394	876	831	45
Average price per ounce	$511	$641	$642	$631	$630
Call options sold (‘000’s) (ounces)	37	0	0	0	37	0	37
Average price per ounce	$468	$—	$—	$—	$468
Put options purchased (‘000’s) (ounces)	39	0	0	0	39	0	39
Average price per ounce	$405	$—	$—	$—	$405

Silver
Forward contracts (ounces)	0	3,600	3,600	3,600	10,800	10,800	0
Average price per ounce	$—	$10.71	$10.71	$10.71	$10.71

Silver lease rates

As at December 31, 2007, the Company had silver floating lease rate swaps totaling 9.0 million ounces of silver whereby the Company pays a fixed annual rate of 2.0% and receives a floating rate, amortizing throughout the years 2009 to 2011. There was an unrealized gain of $3.5 million on this contract at December 31, 2007 (December 31, 2006 – $nil).

Energy forward contract

During January 2007, the Company entered into forward contracts to purchase diesel fuel for delivery throughout 2007. As at December 31, 2007, all of these contracts had been settled.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

9                 Long-term Debt and Credit Facilities

			As at December 31, 2007			As at
				Deferred		December 31, 2006
		Interest Rates	Nominal Amount	Financing Costs(a)	Carrying Amount	Carrying Amount
Corporate revolving credit facility	(i)	Variable	$—	$—	$—	$60.0
Corporate term loan facility	(i)	Variable	200.0	(2.5)	197.5	5.0
Paracatu – short-term loan	(ii)	5.81%	2.7	—	2.7	15.0
Capital leases	(iii	6.04%	14.1	—	14.1	9.9
Kupol project financing	(iv)	Variable	330.0	—	330.0	—
Kupol IFC loan	(iv)	Variable	19.8	—	19.8	—
			566.6	(2.5)	564.1	89.9
Less: current portion			(76.0)	—	(76.0)	(17.9)
Long-term debt			$490.6	$(2.5)	$488.1	$72.0

(a)       Includes transaction costs on debt financing.

As of December 31, 2007, the long-term debt repayments for each of the years ending December 31 are as follows:

	2008	2009	2010	2011	2012 & thereafter	Total
Corporate term loan facility	$27.2	$36.4	$36.4	$36.4	$63.6	$200.0
Paracatu short-term loan	2.7	—	—	—	—	2.7
Capital leases	6.1	7.8	0.2	—	—	14.1
Kupol Credit Facility	40.0	112.5	83.8	93.7	—	330.0
IFC Loan	—	—	—	—	19.8	19.8
Total long-term debt payable	$76.0	$156.7	$120.4	$130.1	$83.4	$566.6

i                    Corporate Revolving Credit and Term Loan Facilities

As at December 31, 2007 and at December 31, 2006, the Company’s credit facility includes a three year revolving credit facility and a five-and-one half year term loan for $300.0 million and $200.0 million, respectively. The revolving credit facility supports Kinross’ liquidity and letter of credit needs. The term loan will support the previously announced expansion program at the Paracatu mine in Brazil. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries are pledged as collateral.

The credit agreement can be drawn in U.S. or Canadian dollars. The facility can be extended at each of the first two maturity dates by an additional year at the option of the lenders. The current maturity date of the revolving credit facility is August 18, 2010. During the year ended December 31, 2007, issue costs related to both facilities, totaling $2.5 million were recorded as a reduction of the nominal amount on the balance sheet as a result of Section 3855 and are being amortized over the term of the new facilities. During 2006, issue costs of $3.6 million were deferred on the balance sheet and amortized over the term of the facilities.

The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily for environmental and site restoration costs, exploration permitting, workers’ compensation and other general corporate purposes. As at December 31, 2007 letters of credit totaling $146.8 million (2006 – $127.5 million) were drawn against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

9                 Long-term Debt and Credit Facilities (continued)

requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure.

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company’s net debt to operating cash flow.

The Company’s current net debt/operating cash flow ratio is less than 1.25 and the Company expects that this will not change going forward. At this rate, interest charges would be as follows:

Type of Credit	Credit Facility
Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $700.0 million for 2007 (2006 – $700.0 million), an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan.

(ii)       Paracatu short-term loan

As at December 31, 2007, Rio Paracatu Mineraco (“RPM”), a subsidiary of the Company, borrowed $2.7 million (2006 – $15.0 million) to fund the expansion project. The short-term loan is payable in 30 days and bears an interest rate of 5.81% (2006 – 5.67%).

(iii)     Capital leases

At December 31, 2007, the Company had obligations related to equipment under capital lease totaling $14.1 million (2006 – $9.9 million) at an interest rate based on the average U.S. federal SWAP rate plus 1.95%. Repayments on the capital leases end in 2010.

The Company recorded interest expense related to the capital leases of $1.1 million, $0.9 million and $0.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. The cost of the assets and the accumulated depreciation related to the capital leases is $31.3 million and $11.1 million, respectively as at December 31, 2007 (December 31, 2006 – $15.6 million and $3.8 million). The depreciation expense related to these assets in 2007 is $3.5 million (2006 – $1.7 million).

Following is a schedule of future minimum lease payments required under these facilities:

For the years ended December 31, 2007 and 2006, the capital lease obligations are as follows:

	2007	2006
2007	$—	$3.4
2008	6.8	3.3
2009	8.1	4.1
2010	0.2	0.1
Total minimum lease payments	$15.1	$10.9
Less amount representing interest	1.0	1.0
Present value of net minimum lease payments	$14.1	$9.9
Current portion of obligations under capital lease	6.1	2.9
	$8.0	$7.0

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

9                 Long-term Debt and Credit Facilities (continued)

(iv)      Kupol project financing

The Kupol project financing consists of a project loan (“Project Loan”) with a syndicate of banks and a subordinated loan with the International Finance Corporation (“IFC”). The Project Loan and IFC loan were undertaken by the Company’s 75% owned subsidiary, the Chukotka Mining and Geological Company (“CMGC”). In addition, Bayerische Hypo-und Vereinsbank AG (“HVB”) had provided Bema with a cost overrun facility (“HVB Facility”) of $17.5 million. Subsequent to December 31, 2007, the Company has received a waiver from the project lenders giving the Company until June 30, 2008 to complete certain conditions precedent, consisting of the pledging of the long term land lease and registration of the pledge of immovable assets to the Kupol project lenders. The long term land lease is now in place, however the Company still needs to arrange to have this pledged as security to the lenders.

The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING. Tranche B is for $250.0 million, matures June 30, 2012, and is fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking (“SG CIB”). Both tranches of the Project Loan are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type, including that the EastWest Gold Corporation (“EastWest”), a subsidiary of Kinross, must maintain a minimum liquidity balance to meet future capital expenditure requirements at Kupol. This reduces the liquidity requirement at East West as capital expenditures are made. As a condition of the Project financing, a subsidiary of the Company has gold and silver hedge forward contracts acquired in the Bema acquisition, the benefits of which are pledged against the financing. Kinross has agreed to assume the hedge contracts for the Kupol Project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

The IFC loan of $25.0 million is for the development of the Kupol mine, of which $19.8 million was drawn down as of December 31, 2007 and forms part of the Company’s and the Government of Chukotka’s project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight and one half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. As a result of the acquisition of Bema, there are 8.5 million Kinross share purchase warrants outstanding relating to the issuance, which are convertible into 3.8 million Kinross shares. Each warrant entitles IFC to receive 0.4447 of a Kinross share plus CDN $0.01, at a price of $6.61, until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

9      Long-term Debt and Credit Facilities (continued)

On April 26, 2006, Bema deposited $7.5 million in an escrow account as required by the Kupol project loan facility which is available only for project cost overruns, if incurred, at any time up until the economic completion date. As at December 31, 2007, all of this restricted cash was released to the Company as agreed between the Company and the Kupol project lenders.

v      Corporate convertible notes

As a result of the acquisition of Bema, the Company assumed the $70.0 million outstanding senior unsecured convertible notes maturing February 26, 2011 (the “Convertible Notes”). The Convertible Notes were issued at par and bore interest at 3.25% per annum payable on February 26 each year. On March 6, 2007, a notice of redemption was issued on the Convertible Notes, and note holders had until April 12, 2007 to either convert their notes into 6.7 million common shares of Kinross, or to receive 100% of face value on the notes plus accrued interest. By April 3, 2007, all note holders had converted their notes into 6.7 million common shares of Kinross.

vi     Senior convertible notes

On January 29, 2008, the company completed a private issue of $460.0 million Senior Convertible Notes. See subsequent events Note 21 for additional details.

10   Reclamation and Remediation Obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligation. The following table details the items that affect the reclamation and remediation obligations:

			2007	2006	2005

Balance at January 1,			$168.4	$175.9	$131.7
Additions resulting from acquisitions(a)			61.5	0.1	—
Reductions resulting from dispositions(b)			(43.3)	(4.9)	—
Reclamation spending			(21.1)	(22.8)	(24.0)
Accretion and reclamation expenses			10.9	33.5	56.0
Asset retirement cost			55.2	(13.4)	12.2
Balance at December 31,			$231.6	$168.4	$175.9
Less:Asset held for sale	Note 4(vii	)	$9.2	$—	$—
Current portion			10.0	28.8	36.3
Balance at December 31,			$212.4	$139.6	$139.6

(a)	Reflects the 2007 acquisitions of Bema and the asset purchase and sale with Goldcorp and the 2006 acquisition of Crown (see Note 4 – Acquisitions and divestitures).
(b)	Reflects the disposal of the Lupin, PJV, Musselwhite and Haile mines in 2007 and the Aquarius and New Britannia mines in 2006 (see Note 4 – Acquisitions and divestitures).

Included in the December 31, 2007 accretion expense is a $1.7 million (2006 – $23.3 million) charge reflecting revised estimated fair values of costs that support the reclamation and remediation obligation for properties that have been closed. The undiscounted cash flows, before inflation adjustments, estimated to settle the reclamation and remediation obligations as at December 31, 2007 are approximately $361.4 million exclusive of amounts relating to assets held-for-sale. The majority of the expenditures are expected to occur from 2008 to 2035. The credit adjusted risk-free rates used in estimating the site restoration cost obligation were 8%, 7% and 7% and the inflation rates used were 2%, 2% and 3% for the years ended December 31, 2007, 2006 and 2005, respectively.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

10   Reclamation and Remediation Obligations (continued)

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2007, letters of credit totaling $137.7 million (2006 – $120.6 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s revolving credit facility. Generally, financial assurance requirements associated with environmental regulations are becoming more restrictive. The Company believes it is in compliance with all applicable financial assurance requirements.

11   Redeemable Retractable Preferred Shares

The redeemable retractable preferred shares entitled the holder to receive a CAD $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly instalments, and was entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company could redeem all or any part of the redeemable retractable preferred shares at a price of CAD $10.00 per share, together with unpaid dividends accrued to the date of redemption at any time, upon a minimum thirty day notice. The holder of the redeemable retractable preferred shares was entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. These redeemable retractable preferred shares were outstanding and held by a former senior officer and director of the Company. As at December 31, 2005, there were 311,933 redeemable retractable preferred shares outstanding. There were no conversions during 2005. During 2006, all 311,933 redeemable preferred shares outstanding were converted into 858,388 common shares, based on the stated exchange ratio.

12   Convertible Preferred Shares of Subsidiary Company

The convertible preferred shares of a subsidiary company consist of $3.75 Series B Convertible Preferred Shares of Kinam (“Kinam Preferred Shares”) which are exchangeable into common shares of the Company at a conversion rate of 1.6171 common shares for each Kinam Preferred Share, subject to adjustment in certain events.

Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam’s Board of Directors. During 2007, all previously suspended and current dividends were declared and paid on the Kinam Preferred Shares. No dividends were declared or paid during 2006 or 2005. These Kinam Preferred Shares are also considered as a form of non-controlling interest.

During 2007, 179 Kinam Preferred Shares, net of adjustments, were exchanged into 289 common shares of the Company. During 2006, 100 Kinam Preferred Shares, net of adjustments, were exchanged into 161 common shares of the Company. During 2005, 506 Kinam Preferred Shares, net of adjustments, were exchanged into 1,000 common shares of the Company. There were 204,676 and 204,855 Kinam Preferred Shares held by non-affiliated shareholders as at December 31, 2007 and 2006, respectively. If all the Kinam Preferred Shares owned by non-affiliated shareholders were exchanged, an additional 330,975 common shares of the Company would be issued.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

13   Common Share Capital and Common Share Purchase Warrants

The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for each of the years in the three-year period ended December 31, 2007 is as follows:

	2007		2006		2005
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	(000’s)		$(000’s)		$(000’s)	$

Common shares
Balance, January 1,	362,704	$1,992.3	345,417	$1,768.2	345,066	$1,766.4
Issued (cancelled):
On acquisition of Bema	216,033	$2,642.1	—	$—	—	—
On acquisition of Crown	(27)	(0.4)	14,657	$205.4	—	—
Under employee share purchase plan	167	2.4	151	1.6	213	1.4
Under stock option and restricted share plan	6,946	86.5	1,621	14.5	137	0.5
Expiry of Echo Bay options	—	(0.1)	—	(0.1)	—	(0.1)
Conversions:
Warrants	19,428	281.2	—	—	—	—
Convertible notes(a)	6,674	81.6	—	—	—	—
Kinam Preferred Shares	—	—	—	—	1	—
Redeemable retractable preferred shares(b)	—	—	858	2.7	—	—
Balance, December 31,	611,925	$5,085.6	362,704	$1,992.3	345,417	$1,768.2
Common share purchase warrants(c)
Balance, January 1,	8,333	$9.4	8,333	$9.4	8,333	$9.4
On acquisition of Bema	20,085	141.9	—	—	—	—
Conversion of warrants	(19,428)	(113.1)	—	—	—	—
Expiry of warrants	(134)	(0.2)	—	—	—	—
Balance, December 31,	8,856	38.0	8,333	$9.4	8,333	$9.4
Total common share capital		$5,123.6		$2,001.7		$1,777.6

(a)	See Long-term debt and credit facilities Note 9 for further discussion of the convertible notes.
(b)	During 2006, all the remaining 311,933 redeemable retractable preferred shares outstanding were converted into 858,388 common shares of the Company, based on the stated exchange ratio.
(c)	See below for discussion of warrants.

Shareholders’ rights plan

On March 27, 2006, the Company’s Board of Directors adopted a shareholders’ rights plan (the “Plan”) to ensure that all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan addresses the Company’s concern that existing legislation does not permit sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximizing shareholder value.

The Plan is not intended to prevent take-over bids. “Permitted Bid” provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will constitute a Permitted Bid if it is made by the way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

13   Common Share Capital and Common Share Purchase Warrants (continued)

provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

Under the Plan, one right is issued for each common share of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time. The Plan was ratified by shareholders of the Company at the Company’s 2006 annual and special meeting of shareholders.

Common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2007 are as follows:

	2007
Canadian $ denominated common share purchase warrants	(000’s)(a)	Weighted average exercise price ($CAD)

Balance, January 1,(b)	8,333	$15.00
Warrants issued on acquisition of Bema(c)	15,926	9.60
Exercised	(19,428)	8.77
Forfeited	(134)	14.30
Outstanding at December 31,	4,697	$22.48

	2007
US $ denominated common share purchase warrants	(000’s)(a)	Weighted average exercise price ($)

Balance, January 1,	—	$—
Warrants issued on acquisition of Bema(c)	4,159	6.77
Exercised	—	—
Outstanding at December 31,	4,159	$6.77

(a)	Represents share equivalents of warrants.
(b)

This balance consists of 25.0 million share purchase warrants. These warrants could be converted into 8.3 million common shares on or before December 5, 2007, by exchanging three common share purchase warrants for one common share at an exercise price of CAD $15.00. In 2007, 24.6 million warrants were converted into 8.2 million common shares.

(c)

At the time of the acquisition of Bema, there were 45.2 million Bema warrants outstanding that were convertible into 20.1 million Kinross shares plus CAD $0.01 per Bema warrant. During 2007 25.2 million warrants were converted into 11.2 million Kinross shares.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

13   Common Share Capital and Common Share Purchase Warrants (continued)

The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at December 31, 2007:

	Warrants outstanding and exercisable
	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
Exercise price range	(000’s)(a)	($)	(years)
Exercisable in Canadian dollars:
$22.48	4,697	CAD $ 22.48	3.69
	4,697	CAD $ 22.48	3.69
Exercisable in United States dollars:
$6.29 – $9.43	4,048	$6.60	5.92
$12.89	111	12.89	3.40
	4,159	$6.77	5.85

(a)	Represents share equivalents of warrants.

14   Stock-based Compensation

Stock-based compensation recorded during the years ended December 31 was as follows:

	2007	2006	2005

Stock option plan expense	$3.5	$4.0	$2.7
Employer portion of stock purchase plan	0.8	0.5	0.5
Restricted share plan expense	7.4	5.0	1.3
Deferred share units expense	1.3	0.7	0.4
Total stock-based compensation	$13.0	$10.2	$4.9

Share purchase plan

The Company has an ESPP whereby North American employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company contributes 50% of the employees’ contributions. The Company issues common shares equal to the employees’ contribution and the Company’s contribution from treasury each quarter. The common shares are purchased based on the weighted average price on the last twenty trading sessions prior to the end of the quarter. The number of shares issued by the Company and the average of the price per share for the years ending December 31 are as follows:

	2007	2006	2005

Common shares issued (‘000s)	167	151	213
Average price of shares issued	$14.29	$10.86	$6.89

Restricted share unit plan

The Company has a RSU plan whereby restricted share units may be granted to employees, officers, directors and consultants of the Company. A RSU is exercisable into one common share entitling the holder to acquire the common share for no additional

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

14   Stock-based Compensation (continued)

consideration. RSUs vest over a three year period. The current maximum number of common shares issuable under the RSU plan is 4.0 million. A total of 1,084,305 restricted share units with a weighted average grant-date fair value of $13.91 per unit were granted during the year ended December 31, 2007 (2006 – 966,537 at $10.93; 2005 – nil at $nil). There were 1,215,527 and 897,619 restricted share units granted and outstanding as at December 31, 2007 and 2006, respectively.

Deferred share unit plan

The Company DSU plan for its outside directors that provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, or year in the case of the first quarter, that number of DSUs having a value equal to 50% of the compensation of the outside director for the current quarter. The number of DSUs granted to an outside director is based on the closing price of the Company’s common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant on an annual basis, an independent director can elect to receive a greater percentage of his or her compensation in DSUs. An outside director may, on an annual basis, elect to receive all or part of his or her DSU compensation in cash rather than 50% in DSUs, if such director has exceeded his or her minimum DSU/common share ownership requirement established by the Board of Directors. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date. A total of 38,882 DSU’s with a weighted average grant-date fair value of $14.62 were granted during the year ended December 31, 2007 (2006 – 29,528 at $11.50 per unit; 2005 – 49,806 at $7.34 per unit). There were 164,254 and 124,897 DSUs outstanding as at December 31, 2007 and 2006, respectively.

Stock option plan

The Company has a stock option plan for officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years. One-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2007 expire at various dates to 2012. As at December 31, 2007, 2,379,796 common shares, in addition to those outstanding at year end, were available for granting of options.

A summary of the status of the stock option plan and changes during the years ended December 31, 2007, 2006 and 2005, are as follows:

	2007		2006		2005
Canadian $ denominated options	(000’s)	Weighted average exercise price ($CAD)	(000’s)	Weighted average exercise price ($CAD)	(000’s)	Weighted average exercise price ($CAD)

Balance, January 1,	2,515	$12.53	2,368	$18.72	3,488	$17.18
Exercised	(6,299)	8.29	(1,180)	8.33	(134)	3.91
Options issued on acquisition of Bema	8,193	8.75	—	—	—	—
Granted	1,903	15.30	1,891	12.69	—	—
Forfeited	(364)	12.90	(564)	16.23	(986)	15.27
Outstanding at December 31,	5,948	$12.31	2,515	$12.53	2,368	$18.72

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

14   Stock-based Compensation (continued)

	2007		2006		2005
US $ denominated options	(000’s)	Weighted average exercise price ($)	(000’s)	Weighted average exercise price ($)	(000’s)	Weighted average exercise price ($)

Balance, January 1,	31	$22.40	6	$16.32	9	$19.38
Exercised	(1)	9.15	(41)	9.15	—	—
Granted	—	—	—	—	—	—
Adjustment	—	—	66	14.86	—	—
Forfeited	(29)	23.43	—	19.90	(3)	25.62
Outstanding at December 31,	1	$9.15	31	$22.40	6	$16.32

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2007:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price
Exercise price range	(000’s)	($CAD)	(years)	(000’s)	($CAD)
Exercisable in Canadian dollars:
$2.34 – $5.80	267	$3.35	0.38	267	$3.35
$5.81 – $8.72	259	7.35	1.49	259	7.35
$8.73 – $13.07	3,460	11.69	2.92	2,876	11.51
$13.08 – $19.61	1,946	15.24	4.29	57	13.62
$19.62 – $46.16	16	20.80	0.78	16	20.80
	5,948	$12.31	3.19	3,475	$10.64
Exercisable in United States dollars:
$9.15	1	$9.15	—	1	$9.15
	1	$9.15	—	1	$9.15

The following weighted average assumptions were used in computing the fair value of stock options granted during the last three fiscal years ended December 31:

	2007	2006	2005(a)

Black-Scholes weighted-average assumptions
Expected dividend yield	0.0%	0.0%	—
Expected volatility	37.3%	36.3%	—
Risk-free interest rate	3.9%	4.8%	—
Estimated forfeiture rate	3.0%	3.0%	—
Expected option life in years	3.5	3.5	—
Weighted average fair value per stock option granted CAD$	$4.95	$4.21	—

(a)	There were no stock options granted during 2005.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

15   Earnings (Loss) per Share

Earnings (loss) per share (“EPS”) has been calculated using the weighted average number of shares outstanding during the year. Diluted EPS is calculated using the treasury stock method with the exception of all preferred shares which use the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following years:

(Number of common shares in thousands)	2007	2006	2005(a)

Basic weighted average shares outstanding:	557,411	352,097	345,237
Weighted average shares dilution adjustments:
Dilutive stock options(b)	961	119	—
Restricted shares	1,190	937	—
Common share purchase warrants(b)	6,491	—	—
Diluted weighted average shares outstanding	566,053	353,153	345,237
Weighted average shares dilution adjustments – exclusions:(c)
Stock options	570	258	2,189
Common share purchase warrants	3,952	8,333	8,333
Restricted shares	—	—	458
Redeemable preferred shares	—	—	858
Kinam preferred shares	331	331	331

(a)

As a result of the net loss for the year ended December 31, 2005, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.

(b)

Dilutive stock options and warrants were determined by using the Company’s average share price for the period. For the years ended December 31, 2007, 2006 and 2005 the average share price used was $14.26, $11.36 and $6.56 per share, respectively.

(c)	These adjustments were excluded, as they were anti-dilutive for each of the years ended December 31, 2007, 2006 and 2005.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

16  Income and Mining Taxes

i                    Income and mining taxes (expense) recovery

The following table shows the (provision for) recovery of income and mining taxes:

	2007	2006	2005

Income taxes
Current
Canada(a)	$—	$—	$(0.5)
Foreign	(41.3)	(43.9)	(1.3)
Future
Foreign	(28.6)	19.9	5.7

Mining taxes
Current
Canada	(3.0)	(0.2)	(0.3)
Foreign	(3.7)	—	—
Future
Canada	4.5	(1.7)	9.3
Foreign	(1.7)	—	—
	$(73.8)	$(25.9)	$12.9

(a)       Represents Large Corporations Tax.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2007	2006	2005

Combined statutory income tax rate	34.1%	36.1%	38.1%
Increase (decrease) resulting from:
Mining taxes	0.9%	1.0%	4.1%
Resource allowance and depletion	(2.3)%	(11.5)%	5.2%
Difference in foreign tax rates and foreign exchange on future tax balances	(6.9)%	(1.7)%	3.0%
Benefit of losses not recognized	(7.2)%	0.8%	(45.0)%
Recognition of tax attributes not previously benefited	0.0%	(10.8)%	0.0%
Other	(0.9)%	(0.4)%	0.3%
Effective tax rate	17.7%	13.5%	5.7%

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

ii                Future income taxes

The following table summarizes the components of future income taxes:

	2007	2006

Future tax assets
Accrued expenses and other	$21.8	$34.2
Reclamation and remediation obligations	48.2	22.4
Alternative minimum tax credits	18.1	15.8
Non-capital loss carry-forwards	273.4	261.5
Inventory capitalization	—	0.6
Property, plant and equipment	114.7	164.0
Valuation allowance	(282.9)	(368.7)
	193.3	129.8
Future tax liabilities
Property, plant and equipment	625.9	244.2
Future tax liabilities – net	$432.6	$114.4

During 2005, the Chilean Congress passed a tax bill imposing a maximum 5% tax on mine operating profits, effective January 1, 2006. MDO, the operator of the La Coipa mine, has been granted a reduced tax rate of 4% for a period of 12 years. CMM, the operator of the Maricunga mine, has a tax stability agreement in place whereby the new mining tax will not apply to Maricunga unless CMM elects to opt out of the tax stability agreement in the future.

iii            Non-capital losses

The following table summarizes the Company’s non-capital losses that can be applied against future taxable income:

Country	Type	Amount	Expiry Date
Canada(a)	Net operating losses	$266.9	2008 - 2027
United States(b)	Net operating losses	362.2	2008 - 2024
United States(b)	Alternative minimum tax	152.0	2008 - 2024
Chile	Net operating losses	326.7	No expiry
Russia	Net operating losses	26.8	2013 - 2027
Barbados	Net operating losses	31.3	2016

(a)       Approximately $82.9 million are limited in their deduction to income from specific operations.

(b)       Utilization of the U.S. loss carry-forwards will be limited in any year as a result of previous changes in ownership.

17  Segmented Information

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, Brazil, the Russian Federation, and Chile, and included gold production and exploration activities in Canada until PJV and Musselwhite were sold to Goldcorp in the asset purchase and sale on December 21, 2007. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer as were those operations that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as other operations. Properties that are under care and maintenance are shut down and are in reclamation, non-mining and other operations

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

are reported in Corporate and other. At December 31, 2007, the additional segments that resulted from the Bema acquisition were included. At December 31, 2006, the Company’s reportable segments reflect the recommissioning of the Maricunga mine in 2005 and the acquisition of Crown, which is included with Kettle River. As at December 31, 2005, the Company’s reportable segments reflected the reduction in mining operations at Kubaka, which is classified within Other operations, and properties in care and maintenance or disposed of such as Lupin, New Britannia and Aquarius which are now part of Corporate and other.

Operating results by segments:

The following tables set forth information by segment for the following periods:

For the year ended December 31, 2007:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)
Operating segments
Fort Knox	$230.0	$113.9	$1.1	$32.2	$4.4	$1.1	$77.3
Round Mountain	208.2	94.9	0.6	6.2	1.4	—	105.1
Paracatu	121.7	65.2	0.7	13.2	0.7	3.6	38.3
La Coipa(e)	134.7	52.1	1.1	19.6	2.7	0.5	58.7
Maricunga(f)	144.6	91.7	0.3	11.9	1.2	—	39.5
Kettle River	—	—	(0.1)	0.1	1.6	6.4	(8.0)
Crixás	66.2	24.9	0.1	9.9	1.1	0.7	29.5
Porcupine Joint Venture(g)	93.3	66.9	1.7	10.3	5.1	0.2	9.1
Musselwhite(g)	47.1	32.6	0.2	9.9	0.9	—	3.5
Julietta(h)	47.2	38.1	0.2	14.7	2.2	—	(8.0)
Other operations	—	—	4.1	—	3.5	5.9	(13.5)
Corporate and other(d)	—	—	0.9	1.3	22.5	79.9	(104.6)
Total	$1,093.0	$580.3	$10.9	$129.3	$47.3	$98.3	$226.9

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

For the year ended December 31, 2006:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)
Operating segments
Fort Knox	$208.3	$102.9	$1.3	$25.0	$1.4	$0.5	$77.2
Round Mountain	211.7	99.4	1.7	11.9	5.0	—	93.7
Paracatu	104.1	57.7	0.9	12.5	1.5	5.5	26.0
La Coipa	94.0	47.6	0.9	16.9	2.0	1.5	25.1
Maricunga	69.7	39.3	(1.0)	7.0	1.8	0.5	22.1
Kettle River	2.5	0.8	—	—	0.2	5.8	(4.3)
Crixás	57.0	17.7	0.2	11.2	1.5	0.2	26.2
Porcupine Joint Venture	97.5	59.9	2.0	11.8	4.9	0.3	18.6
Musselwhite	43.0	31.9	0.2	10.4	1.7	—	(1.2)
Other operations	23.9	23.9	2.7	—	3.5	13.6	(19.8)
Corporate and other(d)	(6.1)	0.6	24.6	1.6	15.9	50.2	(99.0)
Total	$905.6	$481.7	$33.5	$108.3	$39.4	$78.1	$164.6

For the year ended December 31, 2005:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment operating earnings (loss)
Operating segments
Fort Knox	$143.1	$88.1	$1.1	$34.8	$0.6	$141.8	$0.8	$(124.1)
Round Mountain	164.0	93.7	1.8	39.5	2.4	—	—	26.6
Paracatu	79.0	50.0	0.7	17.0	5.2	—	0.7	5.4
La Coipa	60.3	45.4	0.4	15.8	1.1	—	—	(2.4)
Maricunga	14.6	9.6	0.2	0.2	—	—	2.9	1.7
Kettle River	31.7	18.9	6.5	8.8	0.4	—	1.8	(4.7)
Crixás	41.5	14.1	0.1	12.3	0.3	—	—	14.7
Porcupine Joint Venture	80.8	50.7	11.8	14.8	3.5	—	0.9	(0.9)
Musselwhite	34.9	26.4	0.1	12.5	1.6	2.0	—	(7.7)
Other operations	68.0	44.9	2.9	9.6	2.3	—	4.5	3.8
Corporate and other(d)	7.6	6.3	30.4	2.4	9.2	36.8	48.0	(125.5)
Total	$725.5	$448.1	$56.0	$167.7	$26.6	$180.6	$59.6	$(213.1)

(a)       Cost of sales excludes accretion, depreciation, depletion and amortization.

(b)       Depreciation, depletion and amortization is referred to as “DD&A” in the tables above.

(c)        Other includes Other operating costs and General and administrative expenses.

(d)       Includes corporate, shutdown operations and other non-core operations.

(e)        Pursuant to the asset purchase and sale with Goldcorp, the Company acquired the additional 50% interest in La Coipa on December 21, 2007.

(f)           As part of the Bema acquisition, the Company acquired an additional 50% interest in Maricunga on February 27, 2007.

(g)       PJV and Musselwhite were sold to Goldcorp pursuant to the asset purchase and sale which closed on December 21, 2007.

(h)       As part of the Bema acquisition, the Company acquired interests in Julietta and Kupol on February 27, 2007.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

Segment assets and Capital expenditures:

The following table details the segment assets and capital expenditures for the following years:

	Segment assets		Capital expenditures
	As at December 31,		For the years ended December 31,
	2007	2006	2007	2006	2005

Operating segments
Fort Knox	$197.2	$183.1	$30.0	$49.9	$44.6
Round Mountain	198.5	157.3	40.3	28.3	5.9
Paracatu	897.9	600.4	225.2	61.8	21.3
La Coipa(a)	440.3	177.2	5.2	7.8	4.9
Maricunga(a)(b)	233.1	116.4	6.4	4.7	26.2
Kettle River	319.2	269.4	43.0	16.7	1.7
Crixás	109.1	96.0	11.7	7.8	6.2
Porcupine Joint Venture	—	107.7	23.6	19.5	24.7
Musselwhite	—	113.2	12.1	4.7	5.7
Julietta(c)	44.6	—	3.0	—	—
Other operations(d)	1,962.2	75.6	194.2	—	0.2
Asset held for sale Note 4 (vii)	11.8	—	—	—	—
Corporate and other(e)(f)	2,315.4	157.2	6.4	1.7	1.0
Total	$6,729.3	$2,053.5	$601.1	$202.9	$142.4

(a)       Segment assets in 2007 reflect a 100% interest in Maricunga and La Coipa, and a 50% interest in 2006 as a result of the acquisition of Bema in February 2007 and the asset sale with Goldcorp in December 2007.

(b)       Capital expenditures reflect the Company’s 50% interest in Maricunga prior to February 27, 2007 and a 100% interest thereafter.

(c)        Segment assets and capital expenditures reflect the Company’s interest in Julietta as a result of the acquisition of Bema on February 27, 2007.

(d)       Other operations includes Kupol and Cerro Casale, acquired with the acquisition of Bema on February 27, 2007.

(e)        Includes Corporate, shutdown operations and other non-core operations. Also includes $436.8 and $99.5 million in cash and cash equivalents held at the corporate level as at December 31, 2007 and December 31, 2006, respectively.

(f)           Corporate and other includes the goodwill acquired with the Bema acquisition.

Metal sales and Property, plant and equipment by geographical regions:

	Metal sales			Property, plant & equipment
	For the years ended December 31,			December 31,	December 31,
	2007	2006	2005	2007	2006

Geographic information:
United States	$438.2	$422.5	$338.8	$523.0	$449.8
Canada	140.4	134.4	123.3	22.4	177.9
Brazil	187.9	161.1	120.5	782.4	571.7
Chile	279.3	163.7	74.9	930.4	131.6
Russia	47.2	23.9	68.0	1,218.1	—
Total	$1,093.0	$905.6	$725.5	$3,476.3	$1,331.0

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

The following table represents sales to individual customers exceeding 10% of annual metal sales:

	Sales of customers greater than 10% of total Metal sales
Rank	2007	2006	2005

1	$244.3	$217.9	$183.8
2	182.0	132.5	96.0
3	150.5	130.7	93.2
4	120.7	99.1	71.8
5	118.5	—	—
Total	$816.0	$580.2	$444.8
% of Total Sales	74.7%	64.1%	61.3%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

18  Operating Leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2007 are as follows:

Minimum lease payments

2008	2009	2010	2011	2012	Total
$5.2	3.1	2.1	1.6	1.5	$13.5

Rent expense was $3.4 million, $3.6 million and $5.4 million in 2007, 2006 and 2005, respectively.

19  Related Party Transaction

The Company held 35% of the shares of KF Ltd., a company incorporated in the Territory of the British Virgin Islands and was party to a joint venture formed for the purpose of exploiting a mining property in the Democratic Republic of Congo. The remaining shares were held as to 25% by a company controlled by Mr. Arthur Ditto, a former director and officer of the Company, and as to 40% by an unrelated third party.

During 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch for consideration of $4.7 million and the Company recorded a gain on the sale of $4.7 million. The Company also granted Balloch an option to purchase Kinross’ remaining 11.67% interest in KF Ltd. Mr. Ditto owned a 17.1% interest in the outstanding common shares of Balloch and, following its purchase of the interest in KF Ltd., was appointed the President and Chief Executive Officer of Balloch. Mr. Robert M. Buchan, a former officer and director of the Company, was the non-executive Chairman of Balloch. On November 30, 2005, Balloch changed its name to Katanga. On June 27, 2006, the Company received 5,751,000 shares of Katanga in exchange for its 11.67% interest in KF Ltd. On September 8, 2006, Kinross sold the 5,751,000 shares in Katanga for proceeds of $31.4 million, recording a gain of $31.3 million.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

20   Contingencies

General

Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

The Company has settled various litigation. Included in the statement of operations were $9.5 million in 2007, $0.3 million in 2006, and $nil in 2005 related to legal claims.

Kinam preferred shares

The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the “Complaint”), entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. (“KGUSA”) and Kinam Gold, Inc. (“Kinam”), and Robert M. Buchan, former President and C.E.O. of the Company. The Complaint was filed on behalf of one potential class consisting of three subclasses: (1) those who tendered their Kinam $3.75 Series B Preferred Stock (the “Kinam Preferred”) into the tender offer for the Kinam Preferred made by KGUSA in early 2002 (the “Tender Offer”), (2) those who did not tender their Kinam Preferred in the Tender Offer but later sold their Kinam Preferred directly to the Company or any of its controlled entities, and (3) those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans; that the purchase of Kinam Preferred from certain institutional investors, including the Franklin Funds, in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, an improper dividend, or the commencement of a tender offer; that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not fair value for the Kinam Preferred. The Complaint further alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; and various federal securities violations, including violation of fraud and anti-racketeering laws. Among other remedies, plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam Preferred or, in the alternative, the issuance of 26.875 to 80.625 shares of Kinross for each share of Kinam Preferred.

Through a series of motions, Kinross has been successful in having the federal securities violations dismissed. On June 14, 2005, the Court granted the plaintiffs’ unopposed motion for certification of the class and three subclasses.

In August 2007, Kinam brought the accrued but unpaid dividends on the outstanding Kinam Preferred current. Since that date, Kinam has declared two regular quarterly dividends, paid on November 15, 2007 and February 15, 2008.

Kinross filed motions for summary judgment on the plaintiffs’ remaining claims, which the Court denied, but granted in part, in a written decision dated January 23, 2008. The Court granted summary judgment on the claim for breach of fiduciary duty premised on the Franklin Funds’ transaction and the claim for breach of fiduciary duty against Robert Buchan but denied summary judgment on the claim for breach of fiduciary duty relating to the Tender Offer. The Court also denied summary judgment on plaintiffs’ claim for breach of contract. Kinross has filed a motion seeking clarification or limited reconsideration several aspects of the Court’s January 23, 2008 ruling, including whether the claims of the holder class of Kinross shareholders should be dismissed on summary judgment. It is uncertain when the Court will rule on that motion. The Court has directed the parties to file a proposed joint pretrial

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

order no later than March 28, 2008. No trial date has been set, but will likely be set after the proposed pretrial order is filed. The parties will then proceed with preparations for trial.

Hellenic Gold Properties litigation

This matter was settled and the action discontinued in the fourth quarter of 2007.

Summa Corporation/Howard Hughes Corporation litigation

This matter was settled in the fourth quarter of 2007, and the underlying action was dismissed with prejudice in early January 2008.

Kettle River – Buckhorn permitting and approvals

In November 2005, the Kettle River mill was temporarily shut down as all mining activities had been completed. The Buckhorn property was acquired in the Crown transaction in August 2006.

All permits and approvals that are required to complete development and initiate commercial mining operations at the Buckhorn property have been received. However, certain opponents of the mine have appealed certain permits and approvals. Certain State and local permits and the State Supplemental Environmental Impact Statement are the subject of a consolidated appeal by mine opponents that is scheduled to be heard by the Washington State Environmental and Land Use Hearings Board in the second quarter of 2008. The Environmental and Land Use Hearings Board’s decision is scheduled to be rendered in the same quarter, and is subject to appeal to State court. Mine opponents have also appealed the United States Forest Service’s Final Environmental Impact Statement, Record of Decision and Plan of Operations. A hearing on the merits before the Federal District Court for the Eastern District of Washington is scheduled for the second quarter of 2008. Any decision of the District Court could be appealed to the Ninth Circuit Court of Appeals.

It is possible that mine opponents could seek injunctions or stays preventing the Company from conducting operations under the Federal or State permits. However, the Company would vigorously oppose any such attempt and believes reasonable grounds for such opposition exist. The mine opponent’s motion for a preliminary injunction preventing activities on federal ground has already been denied in Federal District Court.

While it would be premature to predict the outcome of any of the appeals at this stage of the proceedings, the appeals will be vigorously defended and the Company believes reasonable defenses exist.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules. As at December 31, 2007 the Company had the following significant disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

Brazil

Mineracao Serra Grande, S.A. (“MSG”) which owns the Crixás mine, the Company’s 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company’s 50% share totals approximately $10.2 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment (see Note 17).

Notes to the Consolidated Financial Statements (continued)

For the year ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

20   Contingencies (continued)

In December 2007, the Company’s 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $106.4 million, including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company’s share of the assessments is approximately $39.0 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment (see Note 17).

In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company’s share of this assessment is approximately $24.0 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

21   Subsequent Events

Disposition of Kubaka

On January 25, 2008 the Company’s wholly-owned subsidiary, Kinam Magadan, completed its sale of all of its shares in Omolon to Polymetal. The shares represent an approximate 98.1% interest in Omolon for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties, subject to certain terms and conditions. Omolon’s assets include the Kubaka gold mine and related mining licenses, located in the Magadan Region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005.

Issue of Senior Convertible Notes

During January 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder’s option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of Senior Convertible Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Senior Convertible Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Senior Convertible Notes, (ii) the trading price of the Senior Convertible Notes falls below 98% of the amount equal to Kinross’ then prevailing common share price, times the applicable conversion rate, (iii) the Senior Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Senior Convertible Notes will also be convertible on and after December 15, 2027. Holders of the Senior Convertible Notes will have the right to require Kinross to repurchase the Senior Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Senior Convertible Notes plus accrued and unpaid interest to the redemption date, if any. The Senior Convertible Notes are redeemable by the Company, in whole or in part, for cash at any time after March 20, 2013 at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.

LL&E royalty purchase

On January 23, 2008, subsequent to a competitive auction, an agreement was signed whereby the Company purchased the Louisiana Land and Exploration Company royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. The royalty burdens the Company’s 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds up to $75.0 million being paid, and 1.5% thereafter. To date cumulative royalty payments total $60.0 million.

Notes to the Consolidated Financial Statements (continued)

For the year ended December 31, 2007, 2006 and 2005

(in millions of United States dollars)

21   Subsequent Events (continued)

On January 31, 2008, the Company offered Barrick the opportunity to purchase 50% of the royalty, which corresponds with Barrick’s 50% interest in Round Mountain. On February 11, 2008, Barrick accepted the offer, however the transaction has not yet been finalized.

Dividend declaration

On February 21, 2008, the Board of Directors declared a dividend of $0.04 per common share, payable on March 31, 2008 to shareholders of record at the close of business on March 24, 2008. The present intention is to pay a dividend semi-annually.

Brett Resources

Kinross holds a 100% interest in certain claims in Northern Ontario known as the Hammond Reef Project. Pursuant to an Option Agreement dated March 21, 2006, between Kinross and Brett Resources Inc. (“Brett”), Brett acquired an option to earn a 60% interest in the Hammond Reef Project (the “Option”) in exchange for incurring expenditures totaling $5.0 million on the properties and issuing 1,000,000 common shares in Brett to Kinross. On March 27, 2008, Kinross and Brett entered into a letter of intent (the “Brett LOI”) setting out the terms pursuant to which Brett would acquire a 100% interest in the Hammond Reef Project from Kinross. The Brett LOI provides, among other things, that following Brett’s exercise of the Option, Kinross will sell its remaining 40% interest in the Hammond Reef Project to Brett in exchange for 14.0 million common shares in Brett and a 2% net smelter returns royalty. Upon completion of the transactions contemplated by the Brett LOI, including delivery of the 14.0 million common shares of Brett, Brett will have acquired a 100% interest in the Hammond Reef Project. This transaction is expected to close in the second quarter of 2008.

Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

GOLD

PROVEN AND PROBABLE MINERAL RESERVES(1),(3),(5),(6),(7)

Kinross Gold Corporation’s Share at December 31, 2007

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)

North America
Fort Knox Area	USA	100.0%	136,817	0.43	1,894	104,098	0.59	1,962	240,915	0.50	3,856
Kettle River Area	USA	100.0%	45	10.63	15	1,948	15.57	975	1,993	15.46	990
Round Mountain Area	USA	50.0%	29,545	0.72	686	41,323	0.57	756	70,868	0.63	1,442
Subtotal			166,407	0.49	2,595	147,369	0.78	3,693	313,776	0.62	6,288

South America
Cerro Casale(10)	Chile	49.0%	100,450	0.71	2,306	406,700	0.68	8,932	507,150	0.69	11,238
Crixás(9)	Brazil	50.0%	2,280	4.02	295	601	5.04	97	2,881	4.23	392
La Coipa(12)	Chile	100.0%	13,352	1.42	611	6,450	1.33	275	19,802	1.39	886
Maricunga Area	Chile	100.0%	177,698	0.77	4,383	101,804	0.63	2,062	279,502	0.72	6,445
Paracatu	Brazil	100.0%	1,264,095	0.39	16,013	161,608	0.39	2,000	1,425,703	0.39	18,013
Subtotal			1,557,875	0.47	23,608	677,163	0.61	13,366	2,235,038	0.51	36,974

Asia
Julietta(11)	Russia	90.0%	36	17.41	20	68	16.18	35	104	16.60	55
Kupol	Russia	75.0%	435	19.50	273	6,387	14.64	3,007	6,822	14.95	3,280
Subtotal			471	19.35	293	6,455	14.66	3,042	6,926	14.98	3,335
Total Gold			1,724,753	0.48	26,496	830,987	0.75	20,101	2,555,740	0.57	46,597

SILVER

PROVEN AND PROBABLE MINERAL RESERVES(1),(3),(5),(6),(7)

Kinross Gold Corporation’s Share at December 31, 2007

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)

South America
La Coipa(12)	Chile	100.0%	13,352	55.9	23,987	6,450	61.8	12,815	19,802	57.8	36,802
Subtotal			13,352	55.9	23,987	6,450	61.8	12,815	19,802	57.8	36,802
Asia
Julietta(11)	Russia	90.0%	36	174.7	203	68	182.3	398	104	179.6	601
Kupol	Russia	75.0%	435	228.3	3,196	6,387	177.2	36,376	6,822	180.4	39,572
Subtotal			471	224.5	3,399	6,455	177.2	36,774	6,926	180.4	40,173
Total Silver			13,823	61.6	27,386	12,905	119.5	49,589	26,728	89.6	76,975

COPPER

PROVEN AND PROBABLE MINERAL RESERVES(3),(5)

Kinross Gold Corporation’s Share at December 31, 2007

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)

South America
Cerro Casale(10)	Chile	49.0%	100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450
Subtotal			100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450
Total Copper			100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450

Measured and Indicated Mineral Resources (excludes Proven and Probable Reserves)

GOLD

MEASURED AND INDICATED MINERAL RESOURCES

(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES)(2),(3),(4),(6),(7),(8)

Kinross Gold Corporation’s Share at December 31, 2007

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)

North America
Fort Knox Area		100.0%	2,664	0.67	58	33,127	0.73	776	35,791	0.72	834
Round Mountain Area	USA	50.0%	4,456	0.81	116	10,860	0.72	250	15,316	0.74	366
Subtotal			7,120	0.76	174	43,987	0.73	1,026	51,107	0.73	1,200

South America
Cerro Casale(10)	Chile	49.0%	16,660	0.40	214	170,030	0.40	2,185	186,690	0.40	2,399
Crixás(9)	Brazil	50.0%	116	5.44	20	320	2.95	30	436	3.61	50
Gurupi	Brazil	100.0%	—	—	—	51,990	1.04	1,731	51,990	1.04	1,731
La Coipa(12)	Chile	100.0%	10,677	0.84	289	6,196	1.05	208	16,873	0.92	497
Maricunga Area	Chile	100.0%	26,920	0.67	584	84,536	0.62	1,690	111,456	0.63	2,274
Paracatu	Brazil	100.0%	209,229	0.32	2,135	58,078	0.34	638	267,307	0.32	2,773
Subtotal			263,602	0.38	3,242	371,150	0.54	6,482	634,752	0.48	9,724

Asia
Julietta(11)	Russia	90.0%	—	—	—	245	16.04	127	245	16.04	127
Subtotal			—	—	—	245	16.04	127	245	16.04	127
Total Gold			270,722	0.39	3,416	415,382	0.57	7,635	686,104	0.50	11,051

SILVER

MEASURED AND INDICATED MINERAL RESOURCES

(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES)(2),(3),(4),(6),(7),(8)

Kinross Gold Corporation’s Share at December 31, 2007

			Measured			Indicated			Measured and Indicated
Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)

South America
La Coipa(12)	Chile	100.0%	10,677	35.2	12,087	6,196	24.6	4,902	16,873	31.3	16,989
Subtotal			10,677	35.2	12,087	6,196	24.6	4,902	16,873	31.3	16,989

Asia
Julietta(11)	Russia	90.0%	—	—	—	245	114.7	905	245	114.7	905
Subtotal			—	—	—	245	114.7	905	245	114.7	905
Total Silver			10,677	35.2	12,087	6,441	28.0	5,807	17,118	32.5	17,894

COPPER

MEASURED AND INDICATED MINERAL RESOURCES

(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES)(3),(4),(8)

Kinross Gold Corporation’s Share at December 31, 2007

			Measured			Indicated			Measured and Indicated
Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)

South America
Cerro Casale(10)	Chile	49.0%	16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510
Subtotal			16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510
Total Copper			16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510

Statement of Inferred Resources

In addition to the reported Measured and Indicated Mineral Resources, Inferred Mineral Resources of gold total 362,394,000 tonnes at an average grade of 0.60 grams per tonne gold. Inferred Mineral Resources of silver total 4,062,000 tonnes at an average grade of 175.6 grams per tonne.

NOTES

(1)      Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 550 per ounce, and a silver price of $US 10.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:

$CAD to $US	1.20
Roubles to $US	25.00
Chilean Pesos to $US	530.00
Brazilian Reais to $US	2.25

(2)       Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 625 per ounce, a silver price of $US 11.50 per ounce and the following foreign exchange rates:

$CAD to $US	1.20
Roubles to $US	25.00
Chilean Pesos to $US	530.00
Brazilian Reais to $US	2.25

(3)       The Company’s mineral reserves and mineral resources as at December 31, 2007 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards — For Mineral Resources and Mineral Reserves” in accordance with the Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (the “Instrument”) requirements. Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4)       Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred mineral resources: U.S. investors are advised that the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian Securities Administrators. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

(5)       The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission.

(6)       The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng, an officer of Kinross, who is a qualified person as defined by the Instrument.

(7)       The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(8)       Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty which may attach to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(9)       The Crixás mine is operated by AngloGold Ashanti Ltd. Mineral reserves are reported based on a gold price of $US 600 per ounce. Mineral resources are reported using a gold price of $US 700 per ounce. Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Reais to $US 2.51.

(10)Mineral resource and mineral reserve estimates for Cerro Casale were prepared under the supervision of Mr. L. Smith, R. Geo., Manager of AMEC Mining & Metals Consulting, who is a qualified person as defined by the Instrument. The project is currently under evaluation in preparation for a new feasibility study by the joint venture. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves — Gold price of $US 450 per ounce, Copper price of $US 1.50 per pound
Mineral resources — Gold price of $US 550 per ounce, Copper price of $US 1.75 per pound
Chilean Peso to $US 525.00

(11)The Julietta Mine has mineral reserves and mineral resources that are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves — Gold price of $US 600 per ounce, Silver price of $US 11.00 per ounce
Mineral resources — Gold price of $US 700 per ounce, Silver price of $US 13.00 per ounce
Roubles to $US 25.00
Mineral resources are reported exclusive of mineral reserves, and mineral resources are estimated using a gold equivalent cut-off grade of 8.00 g/t.

(12)Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest. The Coipa Norte pit at the La Coipa mine has mineral reserves and mineral resources that are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves — Gold price of $US 600 per ounce, Silver price of $US 11.00 per ounce
Mineral resources — Gold price of $US 700 per ounce, Silver price of $US 13.00 per ounce
Chilean Peso to $US: 530.00

Mineral Reserve and Mineral Resource Definitions

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Supplemental Information

Summarized Five-Year Review

	2007	2006	2005	2004	2003(2)	2002(2),(3)

Operating results (in millions of U.S. dollars)
Revenue	$1,093.0	$905.6	$725.5	$666.8	$571.9	$261.0
Net earnings (loss) for the year	334.0	165.8	(216.0)	(63.1)	(437.7)	(22.8)
Net earnings (loss) attributable to common shareholders	—	—	—	—	(427.7)	(30.1)
Cash flow provided from operating activities	341.2	292.0	133.7	161.2	89.5	56.7
Capital expenditures	601.1	202.9	142.4	169.5	73.4	22.6

Financial position (in millions of U.S. dollars)
Cash and cash equivalents	$551.3	$154.1	$97.6	$47.9	$245.8	$170.6
Working capital	526.3	85.3	64.0	27.6	251.8	172.4
Total assets	6,729.3	2,053.5	1,698.1	1,834.2	1,794.5	598.0
Long-term debt(1)	564.1	89.9	159.3	122.9	30.1	57.9
Common shareholders’ equity	4,837.8	1,468.0	1,076.1	1,287.1	1,382.4	418.9
Debt to capitalization	12%	6%	15%	10%	2%	14%

Per share data (U.S. dollars)
Net earnings (loss) — basic	$0.60	$0.47	$(0.63)	$(0.18)	$(1.39)	$(0.25)

(1)       Long-term debt includes debt plus current portion of long-term debt.

(2)       Financial position as at December 31, 2003 and 2002 and operating results for the year ended December 31, 2002 do not reflect the change in accounting policy related to convertible debentures adopted by the Company in 2005.

(3)       Financial position as at December 31, 2002 does not reflect the change in accounting policy related to asset retirement obligations adopted by the Company in 2004.

Kinross Share Trading Data

	2007		2006
	High	Low	High	Low

TSX(Canadian dollars)
First quarter	$16.99	$12.52	$13.68	$10.21
Second quarter	$16.89	$12.00	$14.49	$9.92
Third quarter	$15.50	$10.58	$17.00	$11.68
Fourth quarter	$20.00	$14.43	$15.40	$12.26

NYSE(U.S. dollars)
First quarter	$14.57	$10.64	$11.94	$8.77
Second quarter	$14.91	$11.32	$13.12	$8.92
Third quarter	$15.50	$9.87	$15.39	$10.30
Fourth quarter	$21.30	$14.43	$13.64	$10.87

Corporate Information

Officers

Senior Officers

Tye W. Burt (1)

President and Chief Executive Officer

Hugh A. Agro (1)

Executive Vice-President,

Strategic Development

Timothy C. Baker (1)

Executive Vice-President

and Chief Operating Officer

Thomas M. Boehlert (1)

Executive Vice-President

and Chief Financial Officer

Geoffrey P. Gold (1)

Executive Vice-President

and Chief Legal Officer

James Crossland (1)

Senior Vice-President,

Government Relations

and Corporate Affairs

Lisa M. Zangari (1)

Senior Vice-President,

Human Resources

Other Officers

Rick A. Baker

Senior Vice-President,

Environmental, Health and Safety

Christopher T. Hill

Senior Vice-President and Treasurer

Robert D. Henderson

Vice-President, Technical Services

Juliana L. Lam

Vice-President, Finance

Shelley M. Riley

Vice-President, Administration

and Corporate Secretary

Shareholder Information

Transfer Agent and Registrar

Computershare Investor Services Inc.

Toronto, Ontario, Canada

Toll-Free: 1-800-564-6253

Annual and Special

Shareholders’ Meeting

The Annual and Special Meeting

of Shareholders will be held at

10:30 a.m. EDT on Wednesday,

May 7, 2008 at the Design Exchange,

234 Bay Street, Toronto,

Ontario, Canada.

Trading Data

TSX

K – common

K.U – U.S. dollar traded common

K.WT.B – warrants (exp. 09/07/11)

NYSE

KGC – common

Legal Counsel

Osler, Hoskin & Harcourt LLP

Toronto, Ontario, Canada

Blake, Cassels & Graydon LLP

Toronto, Ontario, Canada

Parr Waddoups Brown Gee & Loveless

Salt Lake City, Utah, USA

Auditors

KPMG LLP

Toronto, Ontario, Canada

Contact Information

General

Kinross Gold Corporation

40 King Street West, 52nd Floor

Toronto, Ontario, Canada

M5H 3Y2

Web site: www.kinross.com

Telephone: (416) 365-5123

Toll-Free: 1-866-561-3636

Facsimile: (416) 363-6622

E-mail: info@kinross.com

Media Relations

Steve Mitchell

Director, Corporate Communications

Telephone: (416) 365-2726

E-mail: Steve.Mitchell@kinross.com

Investor Relations

Erwyn Naidoo

Vice-President, Investor Relations

Telephone: (416) 365-2744

E-mail: Erwyn.Naidoo@kinross.com

Shareholder Inquiries

Computershare Investor Services Inc.

9th Floor, 100 University Avenue

Toronto, Ontario, Canada

M5J 2Y1

www.computershare.com/kinross

Toll-Free: 1-800-564-6253

Toll-Free Facsimile: 1-888-453-0330

Publications

To obtain copies of Kinross’

publications, please visit our corporate or

web site at www.kinross.com, or

contact us by writing to

info@kinross.com or calling

1-866-561-3636.

(1)           Denotes member of Executive Management Committee.

Kinross Gold Corporation
40 King Street West, 52nd Floor
Toronto, Ontario, Canada,
M5H 3Y2

www.kinross.com